P.E. 12/31/01

U.S. POSTAGE DELAYED

0-26636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2001

ASIA PACIFIC RESOURCES LTD.

(Name of Registrant)

#615-800 W. Pender St. , Vancouver, British Columbia V6C 2V6
(Address of principal executive offices)

1. Press Release: December 7, 2001

2. Extraordinary General Meeting materials for meeting held on January 7, 2002.

3. Preliminary Prospectus filed on December 28, 2001.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: January 14, 2002 By: ______________
Peter Wong C.A.

ASIA PACIFIC RESOURCES LTD.

December 7, 2001

TRADING SYMBOL: Toronto: APQ Frankfurt & Stuttgart: APQ. OTCBB: APQCF

NEWS RELEASE

ASIA PACIFIC RESOURCES LTD. ANNOUNCES REVISED FINANCING PLAN

Asia Pacific Resources Ltd. (APR) has revised the terms for the conversion of the Company's convertible debentures and plans for funding project development requirements. These changes simplify the previous agreement and eliminate two key conditions that had to be satisfied before the debenture holders were committed to convert. The conversion and fund raising, detailed below, will result in a stronger financial position for the Company, with a new Board of Directors and new senior management

The agreement that has now been reached is as follows:

- The total amount owing to the debenture holders will be converted to APR shares on February 28th, 2002 at a price of $0.20 per share. No warrants will be attached to these shares. Unlike the previous agreement, conversion is not conditional upon APR raising any additional equity. Shareholders will, however, be asked to approve the transfer of APR's province of incorporation from British Columbia to New Brunswick. This is intended to provide greater flexibility with respect to the appointment of new Directors, who may not be Canadian residents as may be required under British Columbia regulations, and is consistent with the stated objective of Olympus Capital Holdings Asia I, L.P. (Olympus Capital) to strengthen the Board. Olympus Capital is finalizing arrangements for the appointment of a new CEO and Board nominees that will be announced in due course.

- APR has agreed to undertake a rights issue to raise $30 million. Olympus Capital will provide a standby facility of $5 million and Crew Development Corporation will exercise its rights (approximately $3.99 million) and provide a standby facility of $1.01 million. The standby facilities will be drawn, up to these agreed maximums, in the event the rights issue is not fully subscribed for by other shareholders. This arrangement will ensure that APR raises a minimum of $10 million of additional cash.

ASIA PACIFIC RESOURCES LTD.
Suite 615 - 800 West Pender Street,
Vancouver, BC, Canada V6C 2V6
Telephone: (604) 681 8003 Facsimile: (604) 662 3180

ASIA PACIFIC POTASH CORPORATION
Suite 2002 Abdulrahim Place
990 Rama IV Road, Silom
Bangrak, Bangkok, 10500, Thailand

- The rights issue will be priced at $0.50 per unit. Each unit will consist of 2.5 common shares of APR and a warrant, valid until February 28, 2003, to purchase an additional 2.5 shares at a price of $0.40 per share.

Immediately following conversion the former debenture holders will hold 60.4% of the Company's outstanding shares, assuming that the rights issue is fully subscribed, or 80.2% assuming that only the minimum of $10 million is raised.

Conversion of the debentures and the rights offering are subject to regulatory approvals, including those of the Toronto Stock Exchange. Shareholders will have the opportunity to consider and vote on both the debenture conversion and the continuance to New Brunswick at an Extraordinary General Meeting.

JOINT VENTURE PARTNERS

Working with Beacon Group Financial Advisors Inc. of Toronto, APR has initiated discussions with a number of potential project partners. Although these discussions are at a preliminary stage, APR is pleased with the response and indicated degree of interest.

MINERALS ACT AMENDMENTS

The joint committee of the Thai House of Representatives and the Senate, formed to consider means by which the Minerals Act may be amended so that major investments such as APR's Somboon Project may proceed, is actively evaluating various possibilities. APR expects to have an opportunity to present directly to the committee an evaluation of the benefits that will accrue to Thailand as a result of the Somboon development. In the meanwhile field programs, primarily related to environmental management issues and evaluation of the Udon deposit, the Company's second major potash resource identified within its Concession area, are continuing as planned.

On behalf of the Board of Directors,

Robert G. Connochie
Chairman, President and Chief Executive Officer

For further information, please see www.apq-potash.com or contact Patrick Cauley at (604)681-8003 or toll-free (in North America) at 1-800-444-9284.

ASIA PACIFIC RESOURCES LTD.

#615 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Extraordinary General Meeting (the "Meeting") of the shareholders of ASIA PACIFIC RESOURCES LTD. (the "Company") will be held at the Terminal City Club, Walker Room, 837 West Hastings Street, Vancouver, British Columbia, on January 7, 2002, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To consider and, if thought fit, to pass an ordinary resolution (the "Conversion Resolution") approving the revised conversion price of the Company's 10% Secured Convertible Debentures and the Financing, as more particularly described in the accompanying Information Circular.
2. To consider and, if thought fit, to pass an ordinary resolution (the "Share Issuance Resolution"), as more particularly described in the accompanying Information Circular.
3. To consider and, if thought fit, to pass a special resolution (the "Continuance Resolution") approving the continuance of the Company under the *Company Act* (British Columbia) to the Province of New Brunswick and all matters relating thereto, as more particularly described in the accompanying Information Circular;
4. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

TAKE NOTICE that pursuant to the *Company Act* (British Columbia) you may, until 4:00 p.m. (Vancouver time) on January 4, 2002, give the Company notice of dissent in respect to the Continuance Resolution by registered mail addressed to the Company, c/o 10th Floor – 595 Howe Street, Vancouver, British Columbia, V6C 2T5, to approve the continuation of the Company from British Columbia to New Brunswick. As a result of giving a notice of dissent you may, on receiving notice of intention to act, require the Company to pay you the fair market value of your shares in accordance with Section 207 of the *Company Act* (British Columbia). Further particulars of your rights of dissent are set out in the Information Circular accompanying this Notice.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this Notice.

DATED this 30th day of November, 2001.

BY ORDER OF THE BOARD

"ROBERT G. CONNOCHIE"
ROBERT G. CONNOCHIE
CHIEF EXECUTIVE OFFICER

Grb\020601\egm\0590

ASIA PACIFIC RESOURCES LTD.
#615 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

INFORMATION CIRCULAR
(As at November 30, 2001 except as indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of ASIA PACIFIC RESOURCES LTD. (the "Company") for use at the Extraordinary General Meeting (the "Meeting") of the Company to be held on January 7, 2002 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Pacific Corporate Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 2,000,000,000 common shares without par value (the "Shares"), of which 60,093,341 Shares are issued and outstanding. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on November 8, 2001 will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares.

A quorum for a Meeting of Registered Shareholders is two Registered Shareholders present in person or by proxy.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all Shares of the Company, except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Crew Development Corporation[1]	8,000,000	13.3%

[1] Crew Development Corporation holds warrants to purchase an additional 4,000,000 Shares at $1.00 per Share until May 31, 2002.

REMUNERATION OF DIRECTORS

An annual fee of $10,000 for services as a Director is normally paid to each Director of the Company. No additional fees are paid for meetings attended. The annual fee for the fiscal year ended February 28, 2001 had been deferred by the Board. The fee was subsequently paid in July 2001.

The Company does not have a formalized stock option plan for the granting of incentive stock options to its officers, employees or Directors. The Company did not grant stock options to any of the Directors during the most recently completed financial year.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed fiscal years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at February 28, 2001 and the other four most highly compensated executive officers of the Company as at February 28, 2001 whose individual total compensation for the most recently completed fiscal year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed fiscal year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name And Principal Position	Year	Salary ($)	- Bonus ($)	- Other Annual Compensation ($)	Securities Under Option/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa -tion ($)
Gerald D. Wright[1]	2001	120,000	-	199,679[3]	2,119,000	-	-	-
C.E.O./Co-	2000	-	22,406	307,997[3]	2,119,000	-	-	-
Chairman	1999	-	19,096	278,200[2]	1,969,000	-	-	-
Robert G.	2001	-	-	240,722	452,000	-	-	-
Connochie[1]	2000	-	-	198,766	452,000	-	-	-
President	1999	-	-	258,232	432,000	-	-	-
John M. Darch [4]	2001	-	12,570	359,103	2,119,000	-	-	-
Co-Chairman	2000	-	22,406	448,361	2,119,000	-	-	-
	1999	-	19,096	278,200[2]	1,969,000	-	-	-
Keith Crosby[5]	2001	124,364	6,180	-	155,000	-	-	-
V.P. Exploration	2000	120,000	6,000	-	155,000	-	-	-
and Development,								
Donald P. Hague [6]	2001	88,428	4,410	30,000	218,000	-	-	-
Vice President								
Engineering								

1 Gerald D. Wright was appointed Chief Executive Officer on August 28, 1998 and resigned on March 22, 2001 as Chief Executive Officer and Co-Chairman. On March 22, 2001, Robert G. Connochie was appointed the Company's Chief Executive Officer and Chairman of the Board.

2 In addition, $279,000 for the 1999 fiscal year was paid to a private Thai company for management services rendered to the Company's subsidiary, Asia Pacific Potash Corporation Ltd. Gerald Wright and John Darch each, individually and in the aggregate, held a minority interest in the Thai private company.

3 In addition for fiscal year ended February 28, 2001 and fiscal year ended February 29, 2000, $130,896 and $140,364 were paid, respectively, to a private Thai company for management services rendered to the Company's subsidiary, Asia Pacific Potash Corporation Ltd. Gerald Wright holds a minority interest in the Thai private company.

4 John M. Darch resigned as Co-Chairman on October 31, 2000.

5 Keith Crosby was appointed as V.P. of Exploration and Development for Asia Pacific Potash Corporation Ltd. on February 24, 2000.

6 Donald P. Hague was appointed as V.P. of Engineering on March 1, 2000.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company did not grant stock options under a Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's Shares during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

Effective March 1, 1998, the Company included clauses in the contracts with its executive officers providing for compensation in the event of the involuntary termination of employment (other than for cause) or in the event of the resignation or retirement for good reason (change in duties, responsibilities or status, or decrease in salaries or benefits) of the executive officer following a change in control of the Company.

As at the fiscal year ended February 28, 2001, the Company had employment contracts through management services companies with the Named Executive Officers.

Under the terms of these clauses, Robert G. Connochie is entitled to receive cash compensation equal to eighteen times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason within 15 months of a change of control, and receive cash compensation equal to twelve times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason more than 15 months but within 18 months of a change of control.

John Darch ceased to be a Named Executive Officer effective January 31, 2001 and his contracts with the Company were terminated.

Gerald Wright ceased to be a Named Executive Officer on March 22, 2001. The Company negotiated a termination agreement with Gerald Wright that entitles him to receive a termination package worth approximately $900,000, payable on a monthly basis from April 2001 to May 2003.

Effective March 1, 2000, the Company included clauses in the contract with Donald Hague, V.P. Engineering, that entitles him to receive cash compensation equal to one month of salary for each year of service, with a minimum compensation amount of six months of salary, if he is terminated without just cause. Within 24 months of a change of control, Donald Hague is entitled to receive a cash compensation equal to 18 times his monthly salary and other compensation payable by the Company and its subsidiaries if he is terminated without cause or resigns with good reason.

Report on Executive Compensation

The Company is presently in the development stage of its major asset, being the Somboon Potash Project in Thailand. The primary method of compensating executives is through salary and the granting of incentive stock options, which is designed to provide the incentive to executives to increase shareholder value.

Up until March 22, 2001 when the Board of Directors established a Compensation Committee, the Board of Directors of the Company constituted the Compensation Committee (the "Committee"). The compensation of the Company's executive officers was determined by the Board of Directors excluding such Directors who are also executives and whose compensation was being determined. The Company's executive compensation program consists of an annual base salary or management fee (as detailed in the Summary Compensation Table), and a longer term component consisting of stock options.

In determining the compensation of senior officers of the Company, the Committee gave consideration to the present development stage of the Company and its long term objectives, as well as the achievements of the senior officers as demonstrated by the progress achieved towards bringing the Somboon Potash Project to production. The Company was founded in January of 1986, and Messrs. Wright and Darch took control of the Company in August of 1987. The exploration and development of the Company's Potash Project has been a lengthy and, at times, arduous task. The efforts of these individuals have been instrumental in the Company attaining its present stage of maturity.

The granting of stock options was generally considered by the Board of Directors on the recommendations of the Chief Executive Officer. Each stock option entitles the recipient to acquire a specific number of the Company's Shares, at an exercise price not less than 100% of the last sale price of the Company's Shares on The Toronto Stock Exchange on the trading day prior to the date of the grant.

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer ("CEO") consists of an annual base salary, bonus and stock options determined in the manner described in the above discussion of compensation for all executive officers and positions the CEO within a range based on the CEO's experience and/or performance within the Company.

Compensation of Officers

The compensation of the officers of the Company consists of an annual base salary, bonus and stock options determined in the manner described in the above discussion of compensation for all officers within a range based on the officer's experience and/or performance within the Company and the Industry.

Stock Options

The Company presently does not have a formalized stock option plan for the granting of incentive stock options to its executive officers, employees or Directors. Grants are made to executive officers, employees or Directors on the basis of the number of options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to influence corporate and business performance. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, Directors and employees of the Company and to closely align the personal interests of such persons to the interests of the shareholders.

Comparative Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Company's Shares against the cumulative total shareholder return on the TSE 300 Composite for the five fiscal years immediately prior to the beginning of the present financial year, assuming a $100 initial investment with all dividends reinvested to the cumulative returns. The Company's Shares were listed on The Toronto Stock Exchange on February 23, 1995.

Comparison of Five-Year Cumulative Total Shareholder Return ("CSR")
on Shares of the Company and The TSE 300 Composite


180
160
140
120
100
80
60
40
20
0
Company
TSE 300
Feb. 96
Feb. 97
Feb. 98
Feb. 99
Feb. 2000
Feb. 2001

	Feb. 28/96	Feb. 28/97	Feb. 28/98	Feb. 28/99	Feb. 29/00	Feb. 28/01
Asia Pacific Resources Ltd.	100	$90	$35	$34	$20	$12
TSE 300	100	$112	$115	$104	$153	$138

Yearly % Change in CSR (for a given period) = $\frac{\text{Total Dividends \& (End Price - Opening Price)}}{\text{Opening Price}}$

*Assumes that the initial value of investment on The Toronto Stock Exchange in the Company's Shares and in each of the indices was $100 on commencement and that all dividends were reinvested.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year, except as follows:

At the end of the fiscal year ended February 28, 2001, $291,798 was owed to the Company by two Directors. These funds were received by the Company in June 2001.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Shareholder Approval for Revised Conversion Price of 10% Secured Convertible Debentures

In connection with the proposed recapitalization plan of the Company, the Company has agreed to seek shareholder approval to the conversion of the principal, accrued interest and premium payable in respect to the 10% Secured Convertible Debentures (the "Debentures") into Shares of the Company as described herein (the approval of the conversion being referred to as the "Conversion Resolution"). If the shareholders of the Company do not pass the Conversion Resolution, Olympus Capital Holdings Asia I, L.P. ("Olympus"), the principal holder of the Debentures, will be entitled to terminate its Support Agreement with the Company and the Debentureholders can proceed to obtain or enforce payments of all moneys owing under the Debentures.

The Board of Directors of the Company has considered the terms of the Support Agreement and the conversion, and recommends that shareholders of the Company vote in favour of the Conversion Resolution.

The Company has been informed that Crew Development Corporation ("Crew"), which holds 13.3% of the Company's Shares, intends to vote in favour of the Conversion Resolution.

Background

In July/August 1998, the Company, pursuant to a Trust Indenture, issued Debentures in the principal amount of U.S.$24,460,000. Principal, interest and premium were convertible at Cdn$4.00 per Share of the Company. The Debentures were to mature in July and August 2000. Subsequently, the Trust Indenture was amended to extend the maturity date to October 13, 2001 and to reduce the conversion price to between U.S.$1.529 and U.S.$1.784 per Share, with the actual conversion price being calculated according to a formula based on the number of days that the conversion occurred before maturity. If the Debentureholders had chosen to convert the Debentures immediately prior to October 13, 2001, the Company would have issued 16,000,000 Shares. The amendment to the Trust Indenture was approved by the Company's shareholders at an Annual General Meeting held on August 9, 2000.

In respect to the U.S.$24,460,000 Debentures, Olympus holds U.S.$17,560,000 of the Debentures, being approximately 72.4% of the principal amount of the Debentures. As at October 13, 2001, the amount of principal, accrued interest and premium due to the Debentureholders was U.S.$37,100,000 (Cdn$59,000,000).

As security for the Debentures , the Company pledged 35,492,500 shares of Metro Resources Company Limited ("Metro") a wholly-owned subsidiary of the Company (being 88.4% of the outstanding shares of Metro), and Metro, in turn, pledged 242,000 shares of Asia Pacific Potash Corporation Ltd. ("APPC") (APPC being the Thai Concession holder), which represents 88% of

Metro's 27.5% interest in APPC. The Company holds a 62½% direct interest in APPC, and Metro holds a 27½% interest in APPC. The remaining 10% interest is held by the Government of Thailand.

Pursuant to Support Agreements dated October 8, 2001, as amended, and a resolution of the Debentureholders, the maturity date of the Debentures has been extended to February 28, 2002 and the conversion terms amended. The Support Agreement requires the Company to undertake a rights offering to the Company's shareholders by way of Prospectus, pursuant to which the shareholders would be entitled to purchase Shares (the "Rights Offering") to fund the Company's medium term obligations in respect of the Somboon potash project, located in Thailand, to a mine construction decision. See "The Rights Offering" hereunder.

CONVERSION OF THE DEBENTURES

Olympus has agreed to cause all principal, accrued interest and premium payable under the Debentures to be converted into Shares of the Company on February 28, 2002, at a conversion price of $0.20 per Share. The Debentures will not be converted prior to the record date of the Rights Offering referred to hereunder. In respect to the Rights Offering, Olympus has agreed to provide a standby commitment of up to $5,000,000. Shareholders are being requested to pass the Conversion Resolution as set out under "Shareholder Approval to the Issuance of Shares on Conversion of the Debentures" herein.

THE CONVERSION OF THE DEBENTURES IS CONDITIONAL ON THE FOLLOWING:

a. The Company's Board of Directors on conversion will consist of three nominees as representatives of Olympus, one nominee representative of management and one nominee representative of Crew;

b. The Company will continue into the Province of New Brunswick (See the Continuance Resolution hereunder);

c. A voting agreement shall be entered into between Olympus and the other Debentureholders providing that the Debentureholders will vote in favour of the following items as put forward by Olympus:

    i. the slate of Directors put forward by Olympus for election at the Company's shareholders' meetings from time-to-time, provided the Debentureholders have no positive obligation to vote in favour of any management nominees or nominees of Crew;
    ii. any proposed amendments to the Memorandum and Articles of the Company;
    iii. approval of any stock options or other executive compensation plan;
    iv. the appointment of auditors; and
    v. any other fundamental changes in the Company requiring shareholder approval.

d. The approval of all necessary regulatory authorities having jurisdiction in the matter. Application has been made to list all of the securities issued in respect to the conversion on The Toronto Stock Exchange, subject to the approval of The Toronto Stock Exchange.

PARTICULARS OF NUMBER OF SHARES TO BE ISSUED IN THE EVENT OF CONVERSION OF THE DEBENTURES AND COMPLETION OF THE RIGHTS OFFERING

Shareholders are being requested to approve the maximum number of Shares that would be issued in the event that the Debentures are converted

The following sets out the number of Shares which may be issued by the Company upon the conversion of all of the Debentures.

Due to Debentureholders as at October 13, 2001	Cdn$58,949,398
Due to Debentureholders as at February 28, 2002 assuming U.S.$/Cdn$ exchange rate is a maximum of U.S.$1 equals Cdn$1.65	Cdn$64,091,278

	No. of Shares After Conversion of Debentures	% of Outstanding Shares After Conversion of Debentures
Issued and Outstanding Shares – Nov. 28, 2001	60,093,341	15.8%
Number of Shares to be issued to Debentureholders as at Feb. 28, 2002	320,456,390	84.2%
Total:	380,549,731	100%

SHAREHOLDER APPROVAL TO THE ISSUANCE OF SHARES ON CONVERSION OF THE DEBENTURES

The Company's issued and outstanding Share capital is currently 60,093,341 common shares, and the Company proposes that the maximum number of Shares which either would be issued or made subject to issuance pursuant to the conversion of the Debentures at a conversion price of not less than $0.20 per Share would not exceed 320,456,390 Shares in the aggregate or 533.3% of the Company's issued and outstanding Shares as at the date of this Information Circular.

The conversion of the Debentures must be approved by the holders of not less than 50.1% of the Company's common shares voting in person or by proxy at the Meeting voting in favour of the Conversion Resolution. Each of the Company's shareholders will be entitled to one vote for each Share held.

The text of the Conversion Resolution in substantially the form to be presented to the Meeting (subject to such changes as may be required by counsel or regulatory authorities) is as set out below:

"BE IT RESOLVED as an ordinary resolution that the issuance by the Company upon the conversion of the 10% Secured Convertible Debentures (the "Debentures"), as more particularly described in the Company's Information Circular dated November 30, 2001, of such number of common shares that would result in the Company issuing or making issuable 320,456,390 common shares in the aggregate or 533.3% of the Company's issued and outstanding shares as at the date of this Information Circular, at a price not less than $0.20 per share on conversion of the Debentures is hereby approved."

If shareholders of the Company do not pass the Conversion Resolution, Olympus will be entitled to terminate its Support Agreement with the Company and the Debentureholders can proceed to obtain or enforce payments of all moneys under the Convertible Debentures.

THE RIGHTS OFFERING

The Company has agreed with the Debentureholders that as soon as practical it will undertake a Rights Offering to its shareholders by way of a Prospectus to raise up to $30,000,000 as follows:

i. The Company proposes to issue to its shareholders one right for each Share of the Company held as at the record date of the Rights Offering. Each right would entitle the holder to purchase one Unit for each common share held as at the record date of the Rights Offering, at a subscription price of $0.50 per Unit. Each Unit will comprise two and a half Shares of the Company and a warrant entitling the shareholder to purchase an additional two and a half Shares of the Company (the "Warrant Shares"), at a price of $0.40 per Warrant Share, up to February 28, 2003. No fractional Shares will be issued, and each fractional entitlement will be rounded down to the next lowest whole number of Shares. There would be no minimum subscription in respect to the Rights Offering. The Rights Offering would be subject to the approval of the regulatory authorities.

ii. It is the Company's intention to price the Rights Offering at $0.20 per Share and the exercise price of the Warrant Shares at $0.40 per Warrant Share exercisable for a period of one year. Without the prior consent of Olympus, the Rights Offering may not be priced at less than $0.20 per Share while the terms of the warrants would remain the same.

iii. Olympus has agreed to provide a standby subscription commitment of up to $5,000,000 in respect to the Rights Offering.

iv. Crew Development Corporation ("Crew") has agreed to participate in the Rights Offering by exercising all of its rights ($4,000,000) and, in the event that over-subscription is available, to commit an additional $1,000,000 in respect to the exercise of rights.

v. The commitments of Crew and Olympus are subject to a pro-rata reduction in the number of Units subscribed for if the Rights Offering is subscribed for in excess of $20,000,000 by other holders of rights.

The following table assumes that the Rights Offering is completed at $0.20 per Share.

	No. of Shares and % of the Outstanding Shares if the Debentures are Converted and the Rights Offering Fully Subscribed by the Company's Shareholders (Olympus' standby commitment not required) and the Warrants issued on the Rights Offering are Not Exercised		No. of Shares and % of the Outstanding Shares if the Debentures are Converted and only Crew and Olympus Participate in the Rights Offering and all outstanding Warrants and Options are Not Exercised	
	Number of Shares	% of Outstanding Shares	Number of Shares	% of Outstanding Shares
Issued and Outstanding Shares – November 28, 2001	60,093,341	11.3%	60,093,341	14%
# of Shares issued to Debentureholders as at Feb. 28, 2002	320,456,390	60.4%	320,456,390	74.4%
# of Shares issued to Crew pursuant to the Rights Offering	20,000,000(4)	3.8%	25,000,000(1)	5.8%
# of Shares issued to Olympus pursuant to the Rights Offering	Nil	N/A	25,000,000(2)	5.8%
# of Shares issued to the Company's shareholders (other than Crew) pursuant to the Rights Offering	130,000,000(3)	24.5%	Nil	N/A
Total:	530,549,731	100%	430,549,731	100%

1. **Crew would receive warrants to purchase a further 25,000,000 Warrant Shares at an exercise price of $0.40 per Warrant Share.**
2. **Olympus would receive warrants to purchase a further 25,000,000 Warrant Shares at an exercise price of $0.40 per Warrant Share.**
3. **The Company's shareholders would receive warrants to purchase a further 130,000,000 Warrant Shares at an exercise price of $0.40 per Warrant Share.**
4. **Crew would receive warrants to purchase a further 20,000,000 Warrant Shares at an exercise price of $0.40 per Warrant Share.**

Shareholders are not required to approve the Rights Offering. However the Company has been advised by The Toronto Stock Exchange that if the subscription price (being $0.20 per Share) is greater than the market price on the day the final material for the rights offering is filed with the securities regulators, the Rights Offering shall be deemed to be a private placement. The Toronto Stock Exchange policies state that if the number of securities which are issued, or made subject to issuance, pursuant to a private placement exceeds 25% of the number of securities of the Company that are outstanding on a non-diluted basis prior to the placement, approval of the Company's shareholders is required. To provide for this possibility shareholders will be asked to approve the issuance of up to 300,000,000 shares, the maximum number of shares to be issued if the Rights Offering is fully subscribed and all warrants are exercised. The text of the Share Issuance Resolution, in substantially the form to be presented to the meeting is as follows:

"BE IT RESOLVED as an ordinary resolution that the issuance by the Company upon completion of the Rights Offering, as more particularly described in the Company's Information Circular dated November 30, 2001, of such number of common shares that would result in the Company issuing or making issuable 300,000,000 common shares in the aggregate or 500% of the Company's issued and outstanding shares as at the date of this Information Circular, is hereby approved."

To be approved it will be necessary for the holders of not less than 50.1% of the Company's common shares voting in person or by proxy to vote in favour of the resolution, excluding any votes cast by or on behalf of Crew, Olympus, all other Debentureholders, and any other shareholders that are insiders of the Company.

The Board of Directors recommends that shareholders vote in favour of this resolution.

INTERIM FINANCING

If the Company requires funding prior to completion of the Rights Offering, Olympus and Crew have agreed to advance in the aggregate up to $1,000,000 (on the basis of 80% from Olympus and 20% from Crew) by way of loan, which would be due and payable on the expiration of the Rights Offering. The advances are subject to the shareholders approving the Conversion Resolution. Any monies advanced will be set off against the standby commitment given by Olympus and Crew's participation in the Rights Offering, respectively. The loans will not be exchangeable for common shares of the Company.

B. Continuance of the Company from British Columbia to New Brunswick

The Support Agreement dated October 08, 2001 between the Company and Olympus provides that, following the conversion, the Board of Directors of the Company will be reconstituted with nominees of Olympus, Crew and the Company's management. One of the objectives of the recapitalization plan for the Company is to strengthen the board by including independent directors with relevant experience. To this end, Olympus has undertaken in the support agreement to endeavor to include an independent director with such qualifications among its nominees and has been working to identify appropriate individuals who would be willing to serve on the board. The Support Agreement also contemplates that the Board may be expanded in future to include additional qualified Directors.

Pursuant to the provisions of the *Company Act* (British Columbia) (the "**BCCA**"), a majority of the Directors of the Company must be ordinarily resident in Canada, and one Director, must be ordinarily resident in British Columbia. These provisions would operate to restrict the individuals who may be nominated to serve as Directors since candidates with the relevant industry experience may not necessarily be Canadian or British Columbia residents.

The Company is therefore seeking the approval and authorization of its shareholders to apply to the Registrar of Companies under the BCCA to discontinue the Company from the Province of British Columbia and to apply to the Director of Corporations under the *Business Corporations Act* (New Brunswick) ("**NBCA**") for an instrument of continuation continuing the Company as if it had been incorporated under the NBCA (the "**Continuance**").

Under the NBCA, unlike the BCCA, no Canadian residency requirements would be imposed on the Directors of the Company.

Unless waived by Olympus, a vote of shareholders of the Company approving and authorizing the Continuance is a condition of the conversion. **Crew has advised the Company it will be voting all of its Shares in favour of the Continuance and the Board of Directors of the Company recommend that other shareholders of the Company also vote in favour of the Continuance.**

The Continuance will affect certain of the rights of members as they currently exist under the BCCA. **Members should consult their legal advisors regarding implications of the Continuance, which may be of particular importance to them.**

Procedure in British Columbia for the Continuance

In order for the Continuance to become effective:

The members must authorize by special resolution, (requiring approval of 75% of the shareholders of the Company voting in person or by proxy at the Meeting) the application by the Company to the Director of Corporations under the NBCA requesting that the Company be continued as if it had been incorporated under the laws of the Province of New Brunswick;

The Company must receive approval of the continuance application and a notice of continuance from the Director of Corporations under the NBCA;

The Registrar of Companies under the BCCA must approve the proposed continuance into New Brunswick;

On the date shown on the Certificate of Continuance issued by the Director of Corporations of New Brunswick, the Company becomes a corporation continued under the laws of New Brunswick as if it had been incorporated under the laws of that Province and;

The Company must file the Certificate of Continuance with the Registrar of Companies under the BCCA.

On the effective date of the Continuance, holders of Shares of the Company will continue to hold one Share of the Company domiciled in New Brunswick for each Share currently held. Existing Shares representing Shares of the Company will not be cancelled. The principal attributes of the shares of the Company will be identical to the corresponding Shares of the Company other than differences in shareholders' rights under the BCCA and the laws of the Province of New Brunswick.

Assuming that the special resolution is approved by the shareholders of the Company at the Meeting, an application for continuance will be filed with the Director of Corporations in due course, and the procedures outlined above will begin in order to give effect to the Continuance.

The Continuance, if approved, will effect a change in the legal domicile of the Company as of the effective date thereof. The Directors and officers of the Company immediately following the Continuance will be identical to the Directors and officers of the Company immediately prior to the Continuance.

As of the effective date of the Continuance, the election, duties, resignations and removal of the Company's Directors and officers shall be governed by the laws of the Province of New Brunswick and the Articles of Continuance and the By-Laws of the Company.

As of the effective date of the Continuance, the legal domicile of the Company will be the Province of New Brunswick, and the Company will no longer be subject to the corporate governance provisions of the BCCA. All matters of corporate governance of the Company will be determined under applicable laws of the Province of New Brunswick.

By operation of law under the Province of New Brunswick, as of the effective date of the Continuance, all of the assets, property, rights, liabilities and obligations of the Company immediately prior to the Continuance will continue to be the assets, property, rights, liabilities and obligations of the Company after the Continuance.

Comparison of the BCCA and the NBCA

The NBCA differs from the BCCA but provides the shareholders with certain rights, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. The following is a summary of the major differences between the BCCA and the NBCA. This summary is not intended to be exhaustive and shareholders should consult their legal advisors regarding all of the implications of the transactions contemplated in the Continuance.

Sale of the Company's Undertaking

Under the BCCA the Directors of a company may dispose of all or substantially all of the business or undertaking of the Company only with shareholder approval by not less than three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting.

The NBCA requires that a sale, lease or exchange of all or substantially all the property of a corporation other than in the ordinary course of business be approved by the holders of shares of each class or series by resolution passed by not less than two-thirds of the votes cast by shareholders voting on the resolution whether or not they are otherwise entitled to vote. In addition, if such sale, lease or exchange affects shares of a class or series in a manner different from the shares of another class or series, it must be approved by a resolution passed by not less that two-thirds of the votes cast by the holders of shares of such class or series voting separately.

Any substantive change to the corporate charter of a company under the BCCA, such as an alteration of the restrictions, if any, of the business carried on by the company, a change in the name of the company or an increase or reduction of the authorized capital of the company requires a special resolution passed by not less than three-quarters of the votes cast by shareholders voting in person or by proxy at a general meeting of the company. Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction require a special resolution passed by not less than three-quarters of the votes cast by the holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions. As well, the holders of not less than 10% of the voting shares of the company who voted against or of not less than 10% of a class of shares affected by a change in the special rights and restrictions attached to a class of shares may apply to the court to have the resolutions approving the change set aside.

Under the NBCA, such changes require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration. In addition, in certain circumstances including those where a holder of a class or series of shares is affected differently than holders of other classes or series of shares the alteration must be approved by a resolution passed by not less than two-thirds of the votes cast by the holders of shares of one or more classes or series voting separately.

A resolution to amalgamate a New Brunswick Corporation requires a special resolution passed by the holders of each class of shares whether or not that class would otherwise carry the right to vote. Holders of a class or series are entitled to vote separately with respect to the amalgamation if the amalgamation effects a change that, if contained in a proposed amendment to the articles would entitle those holders to vote separately as a class or series. The entitlement to vote separately only occurs with respect to a series under a class if that particular series is being treated differently from the other series in the class.

Rights of Dissent and Appraisal

The BCCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

(a) continue out of the jurisdiction;

(b) provide financial assistance to a person for the purchase of the company's shares;

(c) sell the whole or substantially the whole of the company's undertaking;

(d) enter into a statutory amalgamation; or

(e) sell the whole or part of its business or property on liquidation.

The NBCA contains a similar dissent remedy, although the procedure for exercising this remedy is different than that contained in the BCCA.

Oppression Remedies

Under the BCCA a shareholder of a company has the right to apply to court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the shareholder. On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

The NBCA contains rights that are substantially broader in that they are available to a larger class of complainants. Under the NBCA, a shareholder, former shareholder, beneficial owner, Director, former Director, officer, former officer of a corporation or any of its affiliates, a creditor, the Director under the NBCA or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been carried on in a manner or the power of the Directors of the Corporation or its affiliates have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, Director or officer.

Shareholder Derivative Actions

Under the BCCA, a member or Director of a company may, with judicial leave, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation.

A broader right to bring a derivative action is contained in the NBCA, and this right extends to officers, former shareholders, beneficial owner, former Directors and former officers of a corporation or its affiliates, a creditor, the Director under the NBCA and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the NBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

The BCCA provides that one or more members of a company holding not less than 5% of the issued voting shares of the Company may give notice to the Directors requiring them to call and hold a general meeting.

The NBCA also provides this right for one or more shareholders of a company holding not less than 10% of the issued voting shares of the company.

Form of Proxy and Information Circular (Proxy Statement)

The BCCA requires a reporting company to provide, with notice of a general meeting, a form of proxy for use by every member entitled to vote at such meeting as well as an information circular (proxy statement) containing prescribed information regarding the matter to be dealt with at and conduct of the general meeting.

The NBCA contains provisions that a shareholder entitled to vote at a meeting of shareholders is entitled to appoint a proxy who need not be a shareholder. The NBCA does not require a corporation to provide a form of proxy or a proxy statement but the Company will, following continuance, continue to be subject to the rules of The Toronto Stock Exchange as well as provincial securities laws which contain provisions with respect to mandatory proxy solicitation substantially similar to those contained in the BCCA.

Place of Meetings

The BCCA requires all meetings of members to be held in British Columbia unless consent of the Registrar of Companies is otherwise obtained.

The NBCA provides that meetings of shareholders may be held outside New Brunswick where the Company's articles so provide or where all the shareholders entitled to vote at the meeting so agree. The proposed articles of continuance of the Company will allow for shareholders meetings at any place outside New Brunswick.

Directors

The BCCA provides that a reporting company must have a minimum of three Directors, a majority of whom must be ordinarily resident in Canada and at least one of whom must be resident in British Columbia.

The NBCA does not have any provincial or Canadian residency requirement and it does not have any applicable requirements as to a minimum number of Directors.

Rights of Dissent

The following summary of the rights of a shareholder to dissent is not a comprehensive statement of the procedures to be followed by a shareholder who seeks payment of the fair value of such shareholder's Shares and is qualified in its entirety by reference to Section 37(4) and Section 207 of the BCCA. A registered shareholder who intends to exercise his right of dissent and appraisal should carefully comply with the provisions of these sections. Failure to comply with the provisions of these sections and to adhere to the strict procedures established therein may result in the loss of all rights thereunder.

Pursuant to the BCCA, a registered shareholder has until two days before the Meeting to dissent to the special resolution relating to the Continuance (the "Continuance Resolution") in respect of his or her Shares of the Company by delivering to the Company by registered mail a notice of dissent addressed to the Company at its registered office at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. As a result of giving a notice of dissent, a registered shareholder may, upon passage of the Continuance Resolution and receipt from the Company of a notice of its intention to act thereupon, require the Company to purchase all of his or her shares in respect of which the notice of dissent was given.

A registered shareholder of the Company has the right to give a notice of dissent with respect to the Continuance Resolution pursuant to section 37(4) of the BCCA. If a registered shareholder gives such notice of dissent, then Section 207 of the BCCA applies. The essence of these provisions is that a dissenting registered shareholder can require the Company to purchase all of his or her shares in respect of which he or she gives notice of dissent. The price to be paid for such shares is their fair value as of the day before the date on which the Continuance Resolution is passed.

A registered shareholder's right to give a notice of dissent with respect to the Continuance Resolution will lapse if not exercised two days before the Meeting at which such Continuance Resolution is to be passed. Further, a notice of dissent ceases to be effective if the registered shareholder giving it votes in favour of the Continuance Resolution.

If the Continuance Resolution is approved and the Company elects to proceed with the continuance, a shareholder who has provided a notice of dissent may no longer vote or exercise or assert any rights of a member in respect of the shares for which notice of dissent has been given, may not withdraw the requirement to purchase the shares unless the Company consents, and until the dissenting member is paid in full, may exercise and assert of the rights of a creditor of the Company. **Persons who are beneficial owners of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such Shares are entitled to dissent. Accordingly, a beneficial owner of Shares desiring to exercise his right of dissent must make arrangements for such Shares that are beneficially owned by him to be registered in his name prior to the time the written objection to the Continuance Resolution approving the Continuance is required to be received by the Company, or, alternatively, make arrangements for the registered holder of his Shares to dissent on his behalf.**

The Directors of the Company may elect not to proceed with the transactions contemplated in the Continuance Resolution if any notices of dissent are received. If dissents are received, the Company has undertaken to Olympus not to proceed with the Continuance without Olympus' prior consent.

Continuance Resolution

The shareholders of the Company will be asked at the Meeting to consider and, if thought fit, approve and adopt, with or without modification, the Continuance Resolution transferring the Company's jurisdiction of incorporation from British Columbia to New Brunswick. The text of the Continuance Resolution in substantially the form to be presented to the Meeting (subject to such changes as may be required by counsel or regulatory authorities) is as set out below.

"BE IT RESOLVED, as a special resolution, that:

1. The Company obtain the approval of the Registrar of Companies (British Columbia) for the discontinuance of the Company in the Province of British Columbia and the continuation of the Company into New Brunswick pursuant to the Business Corporations Act (New Brunswick);

2. The Company make such applications as may be appropriate for consent to be continued into such jurisdiction pursuant to the Business Corporations Act of such jurisdiction;

3. Effective on the date of such continuance in such jurisdiction, the Company adopt the applicable constating documents required by such jurisdiction, in substitution for the existing Memorandum and Articles of the Company;

4. The Board of Directors of the Company be authorized to perform such further acts and execute such further documents as may be required to give effect to the foregoing, including, but without limitation, execution and filing of Articles of Continuance in such jurisdiction;

5. The Board of Directors may, in their sole discretion, elect not to act on or carry out this special resolution without further notice or approval of the shareholders of the Company."

The Continuance Resolution must be passed by shareholders holding at least 75% of the votes cast at the Meeting either in person or by proxy, failing which the Continuance Resolution will not be proceeded with. If notices of dissent are received, the Company may decide not to proceed with the

Continuance notwithstanding that the Continuance Resolution is passed. The Continuance is also subject to regulatory approval.

The Board of Directors of the Company has considered the Continuance Resolution and recommends that shareholders of the Company vote in favour of the Continuance Resolution.

C. Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

INFORMATION AND APPROVALS

The information contained or referred to in this Information Circular with respect to the Company has been furnished by the Company.

The contents and the sending of this Information Circular and related material to shareholders have been approved by the Board of Directors of the Company.

The foregoing contains no untrue statement of a material fact (as defined in the *Securities Act* (British Columbia)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Company's shareholders.

BY ORDER OF THE BOARD OF DIRECTORS OF ASIA PACIFIC RESOURCES LTD.

"ROBERT G. CONNOCHIE"
ROBERT G. CONNOCHIE
Chief Executive Officer

Proxy

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
ASIA PACIFIC RESOURCES LTD.
(Name of Company)

TO BE HELD AT THE TERMINAL CITY CLUB, WALKER ROOM, 837 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA
(Location of Meeting)

ON MONDAY, JANUARY 7, 2002, AT 10:00 A.M.
(Day of week) *(Month/day/Year)* *(Time of Meeting)*

The undersigned member ("Registered Shareholder") of the Company hereby appoints, ROBERT CONNOCHIE, a Director of the Company, or failing this person, WAYNE FALLIS, a Director of the Company, or in the place of the foregoing, ______________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against
1. To consider and, if thought fit, to pass an ordinary resolution (the "Conversion Resolution") approving the revised conversion price of the Company's Secured 10% Convertible Debentures and the Financing, as more particularly described in the accompanying Information Circular.		
2. To consider and, if thought fit, to pass an ordinary resolution (the "Share Issuance Resolution"), as more particularly described in the accompanying Information Circular.		
3. To consider and, if thought fit, to pass a special resolution (the "Continuance Resolution") to approve the continuance of the Company to the Province of New Brunswick as more particularly described in the accompanying Information Circular.		
4. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This offering of securities is made in the Provinces of Canada and the United States. These securities are exempt from registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and all state securities laws, except in California where the Rights will be registered.

December 24, 2001

Preliminary Prospectus

Rights Offering

ASIA PACIFIC RESOURCES LTD.

Rights to Subscribe for up to 60,093,341 Units, at a price of $0.50 per Unit, each Unit to consist of two and one-half (2½) Common Shares and one Warrant.

This Prospectus qualifies the issuance (the "**Offering**") of transferable rights (the "**Rights**") which are to be distributed by Asia Pacific Resources Ltd. ("**Asia Pacific**" or the "**Company**") to its holders ("**Shareholders**") of common shares (the "**Common Shares**") in the manner set forth below. The Rights may be exercised by their holders for units (the "**Units**") of the Company, with each such Unit to consist of two and one-half (2½) common shares (the "**Shares**") and one warrant (the "**Warrants**"). Each Warrant entitles the holder, on payment of the price of $1.00 per Warrant (the "**Warrant Exercise Price**"), to receive two and one-half (2½) Warrant Shares. This Prospectus also qualifies for distribution the Shares and Warrants comprising the Units to be issued upon exercise of the Rights and the Shares to be issued upon exercise of the Warrants (the "**Warrant Shares**").

Subscription Price: $0.50 per Unit
(on Exercise of One Right)

	Subscription Price	Proceeds to the Company (1)(2)
Per Unit	$0.50	$0.50
(up to) Total(2)	$30,046,670	$30,046,670

(1) Before deducting expenses of this Offering estimated at $250,000 which will be paid out of the proceeds of this Offering or the general funds of the Company.

(2) Assuming no exercisable options to Directors and employees are exercised on or prior to the Rights Record Date and assuming all Rights are exercised.

Asia Pacific is issuing the Rights to each Shareholder of record on January ●, 2002 (the "**Record Date**"), who is resident in one of the provinces of Canada, the United States and those other jurisdictions in which, in the opinion of the Company, the Offering may lawfully be made (the "**Qualifying Jurisdictions**").

Each such Shareholder will receive one Right for each Share held on the Record Date. Each Right will entitle the holder thereof to purchase one Unit of Asia Pacific for each one Right held, at a price of $0.50 per Unit (the "**Rights Exercise Price**"), on or before February ●, 2002 (the "**Rights Expiry Date**").

The Rights will expire at 4.00 p.m. (Vancouver time) on ●, 2002 (the "Rights Expiry Time"), at which time unexercised Rights will be void and without value. A fully transferable and divisible Rights certificate (a "**Rights Certificate**") evidencing the total number of Rights to which a holder is entitled will be mailed to each registered holder of record in a Qualifying Jurisdiction as at the close of business on the Record Date, together with a copy of this Prospectus. The Rights Exercise Price was determined by the management of Asia Pacific, having regard to the market price of the Shares on The Toronto Stock Exchange ("**TSE**"). See "Plan of Distribution".

The Rights offered hereby are exempt from registration under the U.S. Securities Act and all state securities laws, except in California where the Rights will be registered. The Shares and Warrants underlying the Rights and the Warrant Shares issuable upon exercise of the Warrants will be registered under the U.S. Securities Act and will be exempt from registration, or registered as required, under all state securities laws. The Rights, Shares, Warrants and Warrant Shares will be fully transferable and freely tradeable under U.S. federal and state securities laws. Right Certificates will be forwarded to, and subscriptions accepted from, residents with a registered address in the United States of America, its territories and possessions. See "Plan of Distribution – U.S. Shareholders".

In the case of Shareholders with a registered address outside the Qualifying Jurisdictions (the "**Non-Qualifying Shareholders**"), reference is made to instructions under "Plan of Distribution – Certain Shareholders Resident Outside the **Qualifying Jurisdictions**". Rights Certificates of the Non-Qualifying Shareholders will be delivered to, held and dealt with by the Subscription Agent for and on behalf of the Non-Qualifying Shareholders. See "Plan of Distribution – Certain Shareholders Resident Outside the Qualifying Jurisdictions".

Each Warrant entitles the holder, on payment of the Warrant Exercise Price, to receive two and one-half (2½) Warrant Shares, subject to adjustment pursuant to the terms of a warrant indenture between the Company and Pacific Corporate Trust Company (the "**Warrant Indenture**") at any time prior to 4:00 p.m. (Vancouver time) (the "**Warrant Expiry Time**") on February ●, 2003 (the "**Warrant Expiry Date**"). **Warrants that are not exercised prior to the Warrant Expiry Time will be void and without value.** Certificates representing the Warrants will be issued to the holders following the exercise of the corresponding number of Rights.

This Offering is not underwritten nor is an agent representing the Company in making this Offering. The Company reserves the right to close the subscription books at any time without notice.

ADDITIONAL SUBSCRIPTION

Each holder of the Rights who has fully exercised all of the Rights evidenced by the holder's Rights certificate (by subscribing for all of the Units pursuant to such Right certificate) may subscribe for additional Units at the Offering price (the "**Additional Subscription Privilege**"), if any, available as a result of Units offered hereunder that have not been subscribed and paid for at the Rights Expiry Date. In the event that there is an insufficient number of Units available to satisfy all requests made under the Additional Subscription Privilege, the additional Units will be allotted on a pro rata basis to each holder exercising the Additional Subscription Privilege. See "How to Use the Rights Certificate – Additional Subscription Privilege".

LISTING

Asia Pacific's Shares are listed on the TSE under the trading symbol "APQ". The Rights will be listed on the TSE and will be posted for trading until 12:00 p.m. (Toronto time) on ●, 2002. The TSE has approved the listing of the Common Shares issuable upon exercise of the Rights. The Warrants comprising part of the Units will not be listed or posted for trading on the TSE. There is no organized market in which the Warrants may be sold. The closing price of the Common Shares on the TSE on ●, 2002 was $●.

OFFERING COMMITMENTS

The Company has obtained a commitment from its principal shareholder, Crew Development Corporation ("**Crew**"), to exercise the Rights it will receive pursuant to the Offering in the amount of approximately $4,000,000 (the "**Crew Exercise Commitment**") and to subscribe for further Units in the approximate amount of $1,000,000 offered hereunder and not otherwise subscribed for by other shareholders, for an aggregate of up to $5.0 million pursuant to the Additional Subscription Privilege (the "**Crew Additional Subscription**") (together the Crew Exercise Commitment and the Crew Additional Subscription are referred to as the "**Crew Commitments**"). The Company has also received a commitment from Olympus Capital Holdings Asia I, L.P. ("**Olympus**") to subscribe (conditional upon performance of the Crew Commitments) for up to $5.0 million of the Units offered hereunder and not otherwise subscribed for by other shareholders pursuant to the Additional Subscription Privilege (the "**Olympus Stand-by Commitment**"). Together the Crew Commitments and the Olympus Stand-by Commitment are referred to as the "**Offering Commitments**".

The Crew Additional Subscription and Olympus Stand-by Commitment will be reduced, if the Offering is subscribed in excess of $20,000,000. See "Plan of Distribution - Offering Commitments". Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to the Offering Commitments by (1) setting off against the subscription price of such Units, the Company's obligation to repay any interim financing ("**Interim Financing**") of up to $1.0 million which may be provided by Crew and Olympus, (2) paying the balance of the subscription price in cash. See "Interim Financing" and "Use of Proceeds".

RISKS

Investment in the securities qualified for distribution by this Prospectus is speculative and subject to significant risks. An investment in natural resource issuers involves a significant degree of risk. In addition, the Company has no history of revenues, positive cash flow or positive income. The degree of risk associated with an investment in the Company is increased as the Company's property requires significant financing to proceed to the full field development stage. Refer to "Risk Factors".

CURRENCY

In this Prospectus, unless otherwise specified, all references to "$" are to Canadian dollars and all references to "U.S. dollars" or "U.S.$" are to United States dollars. The financial statements of the

Company are reported in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada.

LEGAL MATTERS

Certain legal matters relating to the distribution of Rights under this Offering and the Units issuable on exercise thereof will be passed upon on behalf of the Company by DuMoulin Black, Vancouver, British Columbia.

TABLE OF CONTENTS

SUMMARY OF OFFERING

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

ASIA PACIFIC RESOURCES LTD.

Asia Pacific, directly and indirectly, holds a 90% net interest and is responsible for 100% of the costs, in a Concession granted by the Government of Thailand to explore for, develop, produce and market potash minerals for commercial sale within an area adjoining the Town of Udon Thani in north eastern Thailand (the "**Udon Thani Concession**" which includes two deposits or projects, the '**Somboon Deposit**" or "**Somboon Project**" and the "**Udon Deposit**").

It is the intention of Asia Pacific to raise up to approximately $30,000,000 to fund additional anticipated expenditures to bring the Somboon Project to a point where it will be ready for construction.

DETAILS OF THE OFFERING

The Offering:	Rights to subscribe for Units of Asia Pacific.
Entitlement to Rights:	Holders of record at the close of business on the Record Date of Common Shares will receive one Right for each Share held to subscribe for Units. See "Plan of Distribution – Rights and Units".
Basis:	One Right and $0.50 will entitle the holder to purchase one Unit. Each Unit consists of two and one-half (2½) Shares and one Warrant. Each Warrant entitles the holder, on payment of the Warrant Exercise Price of $1.00, to receive two and one half (2½) Shares, at any time up to 4:00 p.m. (Vancouver time) on the Warrant Expiry Date. See "Plan of Distribution – Rights and Units".
Use of Proceeds:	To fund the Company's medium term obligations in respect of the Somboon Project, to a mine construction decision and for general working capital. See "Use of Proceeds".
Rights Expiry Date:	The Rights will expire at 4:00 p.m. (Vancouver time) on the Rights Expiry Date, expected to be 21 days after the Record Date. Rights not exercised prior to the Rights Expiry Time will be void and have no value. See "Plan of Distribution – Expiry Time".
Additional Subscription Privilege:	Each holder of Rights who has fully exercised all of the Rights evidenced by the holder's Right Certificate (by subscribing for all of the Units pursuant to such Right Certificate) may subscribe for additional Units, at the Offering price pursuant to the Additional Subscription Privilege, if any, available as a result of Units offered hereunder not having been subscribed and paid for at the Rights Expiry Date. In the event that there is an insufficient number of Units available to satisfy all requests made under the Additional Subscription Privilege, the additional Units will be allotted on a pro rata basis to each holder exercising the Additional Subscription Privilege. See "Plan of Distribution – Additional Subscription Privilege".

The Company has obtained the Crew Commitments to acquire an aggregate of up to $5.0 million pursuant to the exercise of Crew's Rights and pursuant to the Additional Subscription Privilege. The Company has also received the Stand-by Commitment from Olympus to subscribe for up to $5.0 million of the Units offered hereunder and not otherwise subscribed for by other shareholders pursuant to the Additional Subscription Privilege.

The Crew Additional Subscription and Olympus Stand-by Commitment will be reduced, if the Offering is subscribed in excess of $20,000,000. See "Plan of Distribution – Offering Commitments".

Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to the Offering Commitments by (1) setting off against the subscription price of such Units, the Company's obligation to repay any Interim Financing of up to $1.0 million which may be provided by Crew and Olympus, (2) paying the balance of the subscription price in cash. See "Interim Financing" and "Use of Proceeds".

Subscription Agent Pacific Corporate Trust Company has been appointed the Subscription Agent and Warrant Trustee with respect to this Offering. See "Plan of Distribution – Subscription Agent and Subscription Office".

Income Tax Considerations: Shareholders should review the section entitled "Canadian Federal Income Tax Considerations" and consult their own tax advisers.

United States Shareholders: The Rights offered hereby are exempt from registration under the U.S. Securities Act and all state securities laws, except in California where the Rights will be registered. The Shares and Warrants underlying the Rights and the Warrant Shares issuable upon exercise of the Warrants will be registered under the U.S. Securities Act and will be exempt from registration, or registered as required, under all state securities laws. The Rights, Shares Warrants and Warrant Shares will be fully transferable and freely tradeable under U.S. federal and state securities laws. Right Certificates will be forwarded to, and subscriptions accepted from, residents with a registered address in the United States of America, its territories and possessions.

Non-Qualifying Shareholders Holders of Common Shares whose recorded addresses are not in a Qualifying Jurisdiction will not be forwarded Rights Certificates but will have the opportunity to instruct the Depository to dispose of their Rights in the open market. See "Plan of Distribution – Certain Shareholders Resident outside the Qualifying Jurisdictions"..

Risk Factors: An investment in the securities qualified for distribution by this Prospectus is speculative and subject to certain risks. In addition to the factors disclosed elsewhere in this Prospectus, investors should consider the following risk factors in assessing the investment merits of such securities:

i. The development of the Company's potash project involves significant risks, and there is no certainty that the monies required to place the property into commercial production can be secured or, if they can be secured, it will not result in a substantial dilution of the Company's interest in the potash project.

ii. The holders of the Company's 10% secured convertible debentures (the "**Convertible Debentures**") have agreed to convert the Convertible Debentures (the "**Debenture Conversion**"), subject to regulatory approval, the approval of the Company's Shareholders and certain other conditions. See "Convertible Debentures". If the Debenture Conversion takes place, it will result in a dilution of shareholders' equity in the Company.

iii. The Company has no earnings record.

iv. In order to place the potash property in commercial production, the Company must obtain from the Government of Thailand a mining license, and there can be no guarantee that such a license will be obtained.

v. The profitability of the potash project, if it is placed into commercial production, will be significantly affected by changes in the market price of potash, and other factors beyond the control of the Company.

vi. There are also risks related to the fact that the Company's activities and sole property are carried out and situated in Thailand. See "Risk Factors".

Summary Financial Information

The following table sets out selected financial information relating to Asia Pacific for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Asia Pacific and related notes included in this Prospectus.

The following table provides comparative data for the three most recently completed financial years and the six month periods ended August 31, 2001 and August 31, 2000.

	Six month period ended August 31, 2001 (unaudited)(1)	**Six month period ended August 31, 2000 (unaudited)(1)**	**Fiscal Year Ended 2001(1) (audited)**	**Fiscal Year Ended 2000(1) (audited)**	**Fiscal Year Ended 1999(1) (audited)**
Interest and other Income	$28,210	$100,819	$172,825	$197,465	$522,263
Net Loss	$ (8,131,661)	$($6,303,008	$ (16,432,453)	($11,749,422)	($9,993,352)
Net Loss Per Share	($0.14)	$(0.12)	($0.30)	($0.22)	($0.20)
Total Assets	$96,136,739	$96,131,200	$95,752,537	$98,714,506	$97,620,184
Net Assets	$17,511,945	$32,715,592	$22,586,147	$39,018,600	$44,744,819
Total Current Liabilities	$62,276,335	$126,457	$56,817,931	$8,404,332	$559,894
Total Long Term Liabilities	$16,348.459	$63,289,151	$16,348,459	$51,291,574	$52,315,471
Total liabilities	$78,624,794	$63,415,608	$73,166,390	$59,695,906	$52,875,365

Share Capital	$75,236,994	$72,179,535	$72,179,535	$72,179,535	$66,156,332
Deficit	$62,710,488	$44,449,382	$54,578,827	$38,146,374	$26,396,852
Shares Outstanding	60,093,341	54,467,705	54,467,705	54,467,705	52,004,705

(1) Years ended February 28 or 29. See "Selected Consolidated Financial Information and Management's Discussion and Analysis" and the Financial Statements of Asia Pacific included in this Prospectus.

CURRENCY

In this Prospectus, unless otherwise specified, all references to "$" are to Canadian dollars, all references to "U.S.$" are to United States dollars and all references to "Baht" are to Thailand Baht. On ●, 2002 (the date of this Prospectus), the noon rates as reported by the Bank of Canada were $● for each U.S.$1.00 and $● for each Baht.

CONVERSION TABLE

Conversion into imperial equivalents is as follows:

To Convert	To Imperial Measurement Units	Multiply By
Hectares	Acres	2.471
Metres	Feet	3.281
Kilometres	Miles	0.621
Tonnes	Short tons	1.102
Tonnes KCl	Tonnes K_2O	0.631

FORWARD-LOOKING INFORMATION

Some of the statements contained in this Prospectus are forward-looking statements. They include statements about the Company's expectations, beliefs, plans, objectives and assumptions about future events or performance. These statements are often, but not always, made through the use of words or phrases such as "will likely result", "are expected to", "will continue", "anticipate", "believes", "estimate", "intend", "plan", "project", "would" and "outlook". These forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties beyond the Company's control. Accordingly, the Company's actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this Prospectus, and particularly in the section entitled "***Risk Factors***". Some of the key factors that have, or may have, a direct bearing on the Company's results of operations are:

(a) the business of exploration, development and production of potash and the marketing of potash;

(b) variations in potash prices;

(c) the concentration of the Company's operations, assets and revenues in Thailand;

(d) changes in political, social, business and economic conditions in Thailand;

(e) the Company's ability to manage its growth;

(f) business abilities and judgment of the Company's personnel and of its business partners;

(g) changes in business strategy or development plans;

(h) changes in, or failure to comply with, government regulations, their interpretation or enforcement;

(i) costs arising from environmental liabilities;

(j) costs and other effects of legal and administrative proceedings; and

(k) changes in general economic and business conditions.

The factors described above and the risk factors referred to in "***Risk Factors***" could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. Therefore, investors in Units should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of such factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

TECHNICAL GLOSSARY

Potash	various potassium salts, primarily potassium chloride, also known as muriate of potash (MOP)
Sylvite	the mineral form of potassium chloride.
Sylvinite	naturally occurring mixture of sylvite and halite (sodium chloride) : the major ore from which potash is extracted.
Halite	the mineral form of sodium chloride (rock salt).
Carnallite	a hydrated mineral chloride of potassium and magnesium, $KMgCl_3.6H_2O$.
Carnallitite	naturally occurring mixture of carnallite and halite.
FOB	free on board
K_2O	potassium oxide
KCl	potassium chloride
kg	kilogram
km	kilometre
km^2	square kilometres
LOM	life of mine
m	metre
Mg	magnesium
$MgCl_2$	magnesium chloride
MSL	mean sea level
Mt	million tonne
Mt/a	million tonne per annum
NaCl	sodium chloride
t	tonne
t/d	tonnes per day
t/h	tonnes per hour
t/a	tonnes per annum

The CIM definitions of the resource categories are as follows:

Measured resource: is the estimated quantity and grade of that part of a deposit for which the size, configuration, and grade have been very well established by observation and sampling of outcrops, drill holes, trenches, and mine workings.

Indicated resource: is the estimated quantity and grade of part of a deposit for which the continuity of grade, together with the extent and shape, are so well established that a reliable grade and tonnage estimate can be made.

Inferred resource: is the estimated quantity and grade of a deposit, or part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metal values to outline a deposit of potential economic merit.

NAME AND INCORPORATION

The Company was incorporated by Memorandum and Articles under the *Company Act* of the Province of British Columbia on January 29, 1986 under the name "303752 B.C. Ltd.", with an authorized capital of 10,000,000 common shares without par value. Pursuant to a series of Special Resolutions passed by the Company's shareholders, the Company changed its name to "Crew Minerals Inc." by Certificate of the Registrar of Companies dated April 15, 1986, to "Asia-Pacific Resources Ltd." by Certificate of the Registrar of Companies dated April 20, 1988, and to "Asia Pacific Resources Ltd." by Certificate of the Registrar of Companies dated August 30, 1995. By Special Resolutions passed by the Company's shareholders on January 29, 1988, the authorized capital of the Company was increased to 50,000,000 common shares without par value, by Special Resolution passed by the Company's shareholders on April 12, 1995, the authorized capital of the Company was increased to 200,000,000 common shares without par value, and by Special Resolution passed by the Company's shareholders on August 26, 1996, the authorized capital of the Company's was increased to 2,000,000,000 common shares without par value.

Asia Pacific's head office is situated at 615 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and its registered office is situated at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6E 2T5.

INTER-CORPORATE RELATIONSHIPS

Metro Resources Company Limited

Metro Resources Company Limited ("**Metro**") was incorporated under the laws of the Yukon Territories, Canada on August 23, 1996 and continued into the Province of British Columbia on January 14, 1999. Metro is a wholly owned subsidiary of the Company and owns directly 27.54% of Asia Pacific Potash Corporation Limited ("**APPC**").

Wildemere Limited

Wildemere Limited ("**Wildemere**") was incorporated under the laws of Thailand to hold 15% of APPC and meet local Thai ownership rules. The Company holds 100 % of the voting shares of Wildemere, representing 49.25% of Wildemere's share capital and local Thai directors hold non-participating preferred shares, representing 50.75% of the share capital.

Asia Pacific Potash Corporation Limited

APPC is a company incorporated under the laws of Thailand and was granted the right to explore and develop the Udon Thani Concession. The Company holds directly a 47.5% interest in APPC and indirectly through its wholly owned subsidiaries, Metro and Wildemere, an additional 27.5% and 15% interest respectively in APPC. APPC also controls several private Thailand based holding companies which owns approximately 2.0 square kilometers of land to be used for the surface facilities for the proposed Somboon mine.

ORGANIZATIONAL CHART


ASIA PACIFIC
RESOURCES LTD
(British Columbia Corporation)
100%
100%
WILDEMERE
LIMITED
(Thailand Corporation)
47.5%
METRO RESOURCES
COMPANY LIMITED
(Yukon Corporation)
15%
27.5%
ASIA PACIFIC
POTASH CORPORATION ("APPC")
(Thailand Corporation)

GENERAL DEVELOPMENT OF THE BUSINESS

History

Asia Pacific holds, through its subsidiaries, a 90% net interest and is responsible for 100% of the costs to develop and construct certain potash projects situate near Udon Thani, Thailand with a 10% carried interest being held by the Government of Thailand.

In October 1984, pursuant to a Concession Agreement, APPC was granted the right to explore for, develop, and produce and market potash minerals for commercial sale within the area of a concession situated in northeastern Thailand and comprising 2,330 square kilometres ("**km^2**") (the "**Udon Thani Concession**"). In 1992, in consideration of $69,510 and a 1½% royalty calculated on 75% of the revenue received from the sale of potash upon production, the Company acquired the right to earn a 75% interest in APPC, with a 10% interest being held by the Government of Thailand and a 15% interest being held by Thai Central Chemical Company ("**Thai Chemical**"), subject to Thai Chemical having the right to elect to increase its interest to 27½% by paying its proportionate share of the exploration and develop costs incurred. In 1995, Thai Chemical exercised its option and, in 1996, sold its 27½% interest in APPC to Metro.

On June 15, 1998, the Company purchased 45,492,500 shares of Metro representing an 88.6% controlling interest, for cash consideration of $4,700,000 and a Promissory Note in the amount of $40,792,500. Metro holds a 27.5% interest in APPC.

The Promissory Note was due August 14, 1998, with zero interest to that date, and 15% thereafter. Metro was a public company whose shares were listed for trading on the Vancouver Stock Exchange. The shares were subsequently de-listed in January 1999.

In August 1998, the Company completed a $48,000,000 financing, of which $40,792,500 was used to pay out the Promissory Note. Subsequently, in January 1999, the Company issued 615,428 common shares and acquired all of the remaining outstanding Metro shares not previously owned by the Company through a Plan of Arrangement. As a result, Metro became a wholly-owned subsidiary of the Company.

The Company's interest, in the Udon Thani Concession properties is as follows:

The Company – Direct	62½%	(a 69.4% working interest)
The Company through Metro	27½%	(a 30.6% working interest)
Government of Thailand	10%	Carried interest

Significant Acquisitions and Dispositions

There have been no significant acquisitions and or dispositions during the Company's most recently completed financial year.

Trends

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on the issuer's business, financial condition or results of operations as at the date of the Prospectus, except as otherwise disclosed herein or except in the ordinary course of business.

PROPERTIES

Introduction

The Company commenced exploration within the Concession Area in 1993. As field results were collected, various consultants were commissioned to carry out pre-feasibility studies and ultimately "bankable" feasibility studies.

The Company has identified two potash deposits within the Udon Thani Concession, being the Somboon Deposit and a second, larger potash deposit, the Udon Deposit located within 10 kilometers to the north of the Somboon Deposit.

During 1998, a full feasibility study (the **Feasibility Study**) was prepared for the Somboon Deposit, by the following consultants:

Kilborn Western Inc. (KWI)

Responsible for the Geology and Mining including resource estimates (KWI Volume 1), Mine Surface Facilities (KWI Volume 2), Mine Site Facilities, Project Execution and Costs (KWI Volume 3).

Sandwell Engineering Inc. (Sandwell)

Responsible for Transport System Report (Sandwell August 1998) and the subsequent Enhanced Executive Summary dated 20 December 2001.

TEAM Engineering Consultants (TEAM) and BTG-Golder Ltd. were responsible for preparing an Environmental Impact Assessment (EIA) for submission to the Government of Thailand.

Subsequent to the Feasibility Study the Company commissioned the following studies:

International Environmental Management Ltd. (IEM)

IEM staff were responsible for the overall management and preparation of the EIA by TEAM and BTG Golder. IEM carried out additional analysis to enhance the EIA to meet World Bank guidelines, and to prepare an Executive Summary of this EIA for submission with this prospectus.

Micon International Inc. (Micon)

Preparation of an Economic and Financial Evaluation of the Somboon Project based on the 1998 KWI and Sandwell reports, including the two potential changes to the KWI Feasibility Study, namely

- adoption of the brine disposal contingency plan described and costed in the KWI report; and
- advancing the start of underground backfilling by three years, increasing the operating costs, but reducing the size and cost of the waste salt tailings and brine pond areas.

H.A. Simons Ltd. (Simons)

Simons was commissioned to prepare a geological model for the Udon Deposit.

Description and Location

The Somboon Deposit and the larger, lower grade Udon Deposit, are located approximately 500 km north of Bangkok, approximately 15 km from the modern city of Udon Thani (population 350,000) in northeast Thailand. The most thoroughly explored of the properties is the Somboon Deposit. The Somboon Deposit covers an area of approximately 32 $km^2$and the Udon Deposit covers an area of approximately 60 km^2.

Mining Lease

The effective date of the Concession Agreement is June 4, 1993. The Concession Agreement provides that all exploration areas under exploration licences expire June 4, 2003, unless a positive commercial production decision has been made and applications for mining licenses have been made.

The mining lease would grant to APPC the exclusive right to mine, process, dress, extract, remove, bag and store all potash on, within or beneath the mining area, and the right to build, maintain and operate a mine and related facilities. In support of the application for a mining lease, the feasibility study and the Somboon Project Environmental Impact Assessment must be filed. The term of the mining lease shall be for a period of up to 25 years, with the exact term of the lease to be the time frame necessary to permit APPC to mine out the proven and probable reserves of the deposit as determined at the time of the application for the mining lease.

Upon the receipt of the mining lease, APPC will be required to pay to the Thai Government U.S$5,000,000. In addition, the Government is entitled to a 7% royalty on the FOB mine price for potash mined, processed and removed from the mining area. In addition, APPC was required to contribute U.S.$225,000 in 1994 and, thereafter, U.S.$250,000 per year to the Thai Potash Scholarship Fund, to be used by the Thai Department of Mineral Resources for scholarships, staff training, equipment, and other research facilities in the field of potash and phosphates. The contribution is reduced to U.S.$200,000 per year upon commencement of commercial production. It is further reduced by payments made to the Government for surface rights.

If potash production in any year after the fifth year from the commencement of production (being the first period of 30 consecutive days in which the average daily production of potash is at least 70% of the designed capacity of the production facility):

(i) exceeds the annual rated production capacity (subject to a 5% margin); or

(ii) exceeds 2,100,000 tonnes of potash; or

(iii) the capital expenditures of APPC do not exceed minimum capital expenditures (being U.S.$350,000,000 in 1981 U.S. dollars for an annual capacity of 2,000,000 tonnes),

then the Government's share of net cash flow in any calendar year will be adjusted as follows: If APPC's internal rate of return is from 20% up to 30%, the Government's share of net cash flow is 25%, if the internal rate of return is from 30% up to 35%, the Government's share of net cash flow is 30%, if the internal rate of return is 35% up to 40%, the Government's share of net cash flow is 40%, and if the internal rate of return is 40% and over, the Government's share of net cash flow is 50%.

The Concession Agreement

The Concession Agreement requires APPC to employ at least one Thai national as a geologist. Within three years of the start of commercial production, 100% of unskilled labour, 75% of skilled labour, 75% of clerical, 50% of technical and supervisory, and 50% of management and professional must be Thai nationals, increasing to 100% unskilled labour, skilled labour and clerical, and 85% technical and supervisory and management and professional by the eighth year.

The Concession Agreement and the November 29, 1994 Shareholders' Agreement between the Company and Metro provides that the Board of Directors of APPC shall consist of up to ten Directors, one of whom is a representative of the Government of Thailand, six of whom represent the Company, and three of whom represent Metro. In June 1998, the Company acquired control of Metro. In January 1999, pursuant to a plan of arrangement, the Company acquired the remaining outstanding shares from minority shareholders of Metro and now owns and controls 100% of the outstanding shares of Metro.

Any dispute in respect to the Concession Agreement that cannot be resolved by the mutual agreement of APPC and the Ministry of Industry is to be submitted to the Minister of Industry for Thailand. If the Minister fails to make a decision on the matter within 60 days or if one of the parties is not satisfied with the decision of the Minister, the matter may be referred to arbitration. APPC and the Government of Thailand will each appoint their own arbitrator, and those arbitrators will appoint a third arbitrator, who shall not be a citizen, national or resident of Thailand or the United States, but shall be a native English-speaking person. The arbitration shall proceed according to the rules of the Thai Commercial Arbitration Rules, and the award of the arbitrators shall be final and binding upon the parties.

The Company's interest in the Somboon and Udon Deposits is subject to a royalty of 1½% of 75% of the gross revenues received or payable to APPC from the sale of potash upon the commencement of commercial production FOB mine price.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The population of Udon Thani province is approximately 1.5 million people, with over 70% of the people living in rural settings outside of municipal areas. Agriculture is a key economic sector. There is little industrial development in Udon Thani and most factories are dedicated to serving the agricultural sector. Udon Thani is one of the poorest provinces in Thailand.

The land in the Somboon Project area is relatively flat and lies about 200 m above sea level. The above-ground facilities will cover approximately 2 km^2 of land. Most of this land in the proximity of the area designated for the construction of surface facilities has already been purchased from owners who have voluntarily sold at a premium over the market rate. The proposed underground mining activities will underlie 25 km^2 of land to the south of the above ground facilities. The proposed mine site is not located near any protected environmental areas.

The average mean temperature is 26° C and ranges between average maximum of 32.1°C and an average minimum of 21.6°C. Mean annual rainfall is 1439.7 mm, ranging from a high of 211-280 mm in the August rainy season and less than 81 mm in other months.

An existing railway line, owned and operated by the State Railway of Thailand ("**SRT**") lies less than 1 km from the proposed mine site. The existing railway line is currently underutilized. Rail access to the site will be on land owned by APPC. Road access is from a divided paved highway that is the main highway between Udon Thani and Bangkok.

History

The Udon Thani Concession was granted in 1984, however no exploration work was carried out until 1993. The Udon Thani Concession initially covered an area of 2,330 km^2, was reduced to 1,726 km^2 in 1996, to 850 km^2 in 1998 and to 192 km^2 in June, 2001. The June 2001 reduction did not impact the Somboon mine plan.

Geological Setting

Udon Thani Province is located at latitude 16° 8' N and longitude 102° 47'E, on the Khorat Plateau, in north-eastern Thailand. The Phu Phan Range divides this plateau into two rock salt basins, Sakhon Nakhon Basin and Khorat Basin. Udon Thani is located within the Sakhon Nakhon Basin. The topographic surface of the area is approximately 180 – 208 above MSL. This area is located adjacent of regional highlands from which local streams originate and flow to lowland areas.

The mining area lies approximately 180 – 208 m above MSL. This area is located at the centre point of regional highlands, from which local streams orginate and flow to lowland areas. The general landscape of the project area is flat, and generally covered by rain-fed paddy fields.

The Udon Thani Concession area originally occupied approximately 20% of the area of the Sakhon Nakhon Basin on the Khorat Plateau of northeastern Thailand. Sediments of the Khorat Plateau make up the Khorat Group, a continental deposit that covers central Laos, Cambodia, western Vietnam, northeastern Thailand and Sichuan Province of south China. In Thailand the Khorat Group, a thick clastic sequence, forms the basement to the Maha Sarakham Formation. The age of much of the Khorat Group is Early Cretaceous and Jurassic.

The Maha Sarakham Formation contains three distinct evaporite units named the Lower, Middle and Upper Salt Units. Each salt unit is overlain by a red-brown clastic unit named the Lower, Middle and Upper Clastics. The Lower Salt Unit contains the potash mineralization.

The sandstones, siltstones and shales of the Phu Thok Formation lie unconformably on the Upper Clastics Unit of the Maha Sarakham Formation.

The remaining area of the Udon Thani Concession covers 192 km^2 in the Sakon Nakhon Basin. The Somboon Project is about 15-km southeast of the city of Udon Thani and covers approximately 30 km^2.

The area of the Somboon Mine is distant from any major fault zones. There are small regional faults located about 20 km from the project site; however, the probability of seismic activity is low.

Exploration and Mineralization

Although the Udon Thani Concession was granted in October of 1984, no exploration work was carried out until 1993. During 1993, APPC completed Phase 1 of a three-phase exploration program in respect to the Udon Thani Concession. This phase included a 7-hole initial exploration program on approximately 1 km. centres, seismic surveys, and mapping and surveying programs.

The second phase of the exploration program commenced in early 1994, was completed by May 1995 and included the drilling of 46 additional diamond drill holes that delineated the mineralization boundary of the potash deposit in the initial discovery area now known as the Somboon Deposit. Completed work also included a series of 35 seismic lines totalling approximately 142 km. This geophysical approach was used to investigate the subsurface structures and provide drill targets. Completion of this program confirmed the presence of a high grade sylvinite deposit at an average depth of 300 metres.

A nine hole widely spaced reconnaissance drilling program was completed to the north of the Somboon Deposit extending to the Udon Deposit.

The third phase of the exploration program was completed in early 1996. Approximately 300 km. of reflective seismic survey and a total of 95 drill holes were completed in respect to the Somboon and Udon Deposits which defined the gross sylvinite resource in these areas. In respect to the Somboon Deposit, a total of 65 holes has defined the global sylvinite resource.

On completion of the 1996/97 exploration/development program, a total of 160 diamond drill holes and approximately 500 km. of two-dimensional reflection seismic survey, together with a variety of in-fill geological and geotechnical, metallurgical and other programs, were completed. An additional 35 km. of 2D-seismic survey was completed in 1999 over the Udon Deposit for a total of approximately 535 km. During first quarter 2000, seven in-fill oreholdes, strategically located over the Udon Deposit were drilled to define resource boundary and continuity.

The only potassium minerals noted to date are sylvite and carnallite which occur as distinct layers, the contact of which may show minor intermixing. Both, however, are intermixed with halite to produce the mineral assemblages known as "sylvinite" and "carnallitite", respectively. The commercially important sylvinite zone always overlies the carnallitite zone, and contains only negligible magnesium.

Drilling, and Downhole Analyses

Drilling was done on a contract basis by Aztec Drilling Co., a Thai firm with its head office in Bangkok.

An Ingersoll Rand rotary rig using a tricone bit was used to set intermidiate casing to the Middle Salt horizon. The casing was then cemented in. No core was recovered, but chips were collected and retained for study.

The bore holes were cored from the casing bottom to below the sylvinite zone within the carnallitite horizon, with a Longyear 38 and 44 truck mounted drills. "HQ" sized core 63.5 millimeter ("**mm**") in diameter was recovered. Circulation was maintained with a saturated sodium chloride solution. Sporadic minor leaching of sylvite mineralization within the sylvinite zone was noted due to drilling fluids being under-saturated in potassium.

Core recovery was identified to be 100% in the sylvinite zone. Cases of core loss were noted in the underlying carnallitite, by the characteristic gamma ray signatures.

Upon hole completion, gamma ray logs were run in each hole, and the hole was sealed from bottom to top with normal Portland cement. During exploration of the Udon Deposit, deviation and caliper logging was also conducted.

The gamma ray logs were presented by the contractor, Auslog, as strip logs. The various rock types that may be clearly differentiated on the gamma ray logs include rock salt (halite), anhydrite, clastics, sylvinite and carnallitite, but the various clastic and halite units are not distinguishable one from another. The major formation breaks outside the cored interval were identified from the gamma logs.

When any unusual situations arose, such as core losses, wash outs or fluid losses, density and caliper logs were run to cross check lithologies against the gamma log. Starting in 1996 with hole #103, all cored holes were also surveyed for direction with down hole continuous read deviation instruments.

Core Handling and Security

Core was boxed, with all salt formations sleeved in plastic, and taken from the drill site to a company core facility at Ban Nong Sung, in the Somboon area. The potash core (sylvinite) was retained at the logging facility, and the remainder of the core was taken to the government core facility at Khon Kaen for storage. All cores were retained under secure locked-door conditions at the Nong Sung and Khon Kaen core storage facilities. Unauthorized personnel were provided access to core under direct supervision of APPC geological personnel only.

All cores retained for assaying were labeled, wrapped in cellophane and/or plastic containers and sealed in boxes for shipment. Upon acquiring special permission from Thai D.M.R. authorities, ore sample shipments were transported from the logging facility in Ban Nong Sung to the Bangkok International Airport where the cores were weighed and registered for shipment to Pioneer Laboratories and/or other independent laboratories in Canada.

Core Logging

The core was logged by APPC's geologists at APPC's leased core storage facility. The major formation breaks outside of the cored interval were identified from the gamma logs. The Lower Salt was visually logged in detail with depths tied to the footage blocks in the core boxes.

Core Sampling

After logging, the sample intervals were marked out by the geologist on geologic breaks or 50 cm intervals, whichever is less, in the sylvinite zone, and 1 metre ("**m**") intervals in the underlying carnallitite zone. Clay interbeds were not sampled prior to hole 95-63.

The samples were taken as 1 cm square saw cuts, run longitudinally down the side of the core with a dado blade on a table saw. Earlier samples were cut with a normal saw blade, first 12 to 15 mm deep, later 25 to 30 mm deep before the use of the dado blade. The cut material provided fine to coarse grained chips which samples were split with a Jones riffle by the Department of Mineral Resources, Thailand ("**D.M.R.**") technicians. One split was sent to the government lab for assay, the remainder was given to APPC for its assaying purposes. Check samples of Somboon core were acquired in 1996/97 by halving and quartering the core. All holes cored since hole #102 were sampled using both groove and quarter core techniques. APPC's samples were shipped to Canada for original assay by Pioneer Laboratories in New Westminster, B.C. Three independent laboratories were also involved at different stages in check sampling and assaying programs including Saskatchewan Research Foundation, Chemex Labs Ltd. and Lakefield Research Ltd.

Surveying

Reconnaissance survey and hole layout was conducted by using the "**Garmin**" Global Positioning System ("**G.P.S.**"). Roads were mapped by traverses with truck mounted G.P.S. instruments.

On completion of several holes an accurate transit survey was carried out by a local land surveyor.

Assaying

Assaying was conducted by independent qualified Canadian laboratories using industry standard techniques. Samples received from the field were pulverized with a mortar and pestle and a 1 gram ("g") portion taken for digestion and analysis. Prior to hole 94-33 digestion was by 50 milliliter ("**ml**") of 50% nitric acid followed by dilution with water to 100 ml and ICP/ES finish. From hole 94-33 on digestion has been by 50 ml of 95° water followed by dilution to 100 ml of ICP/ES finish. The change to water digestion was to ensure that no water insoluble potassium or magnesium was being reported.

A quality assurance and quality control check sampling and assaying program was conducted by KWI in order to ensure that reported grades for K_20, Mg and Ca were representative of Somboon mineralization as previously disclosed. A quarter of existing cores from selected sylvinite intervals were re-assayed by SRC laboratory in Saskatoon under the supervision of KWI.

The check assays, including assay comparisons with the DMR analysis, and mass balance calculations all indicated the average grades of K_20 are consistent with recorded core sample analysis. The assay grades and thickness were consequently interpolated within the Somboon geological model. The resulting model, used to prepare the mine plan, estimated a total extractable resource at 180 million tonne with an average grade of 23.6% K_20.

Somboon Potash Project Feasibility Study

The proposed Somboon potash mine will extract sylvinite ore from an average 3.5 –m thick bed, which lies approximately 300 to 400 m underground. The mine will be entirely underground, accessed by two decline ramps. Sylvite will be recovered from the sylvinite ore in a surface plant using a flotation, crystallization and evaporation process. The dried potash will be shipped by an existing railway to the port of Laem Chabang for export, or by road to domestic customers. Approximately eighty percent of production will be marketed offshore, mainly in Southeast Asia and China. Industrial grade salt will be recovered from processed brine and marketed internationally and to major firms within Thailand.

Somboon Deposit Mineralization

The Somboon Deposit has an irregular outline up to 10 km long (E-W) and 6 km wide (N-S), lying between about 300 and 400 metres (m) below surface. The mineralization varies in thickness up to 10 m and averages 3.4 m. The dip is generally less than 15%, trending downward from west to east, and flatter in the east. The potash is overlain by a halite cap of between 1 m and 7 m in thickness (typically 4 m) which will provide support for the weaker, overlying Lower Clastic unit. In many areas the potash is underlain by carnallitite which can decompose if exposed to moisture.

For a potash horizon to be economically mineable it should have continuity over significant distance. It is not practical to demonstrate the continuity of potash horizons by close spaced drilling because a column of mineralization is left unmined around each drill hole in order to avoid the potential risk of water inflow from imperfect capping of the holes at surface. Therefore, details of lithology and structure are determined by geophysical methods, especially seismic reflection surveys, in order to demonstrate that lateral continuity exists. In the Somboon Deposit, a thin claystone horizon and a zone of white borate mineralization in the Lower Salt potash horizon serve as marker beds that indicate ore continuity. The clay marker bed averages 0.1m thick, but is as thin as 0.01 m, and in fact may be present in some holes as a dirty band of salt, not easily recognized as the marker.

In order to determine continuity of the potash horizon two north-south and two east-west traverses were selected. The core from the Lower Salt unit was examined visually in each hole selected for the traverses in greater detail than for general logging, in order to identify the claystone and white borate marker horizons.

Mineral Resources

KWI prepared an estimate of the mineral resources in the Feasibility Study following recommendations of the CIM Council as follows.

MINERAL RESOURCE ESTIMATE

Resource Category	Tonnes (millions)	Ave. Thickness (metres)	Ave. Grade (%) K_2O	Mg
Measured	78	4.3	22.9	0.10
Indicated	147	4.0	23.7	0.10
Sub-Total	**225**	**4.1**	**23.4**	**0.10**
Inferred	75	3.1	16.3	0.12

The estimated "extractable resource" shown in the table below takes into consideration the minimum mineable thickness of the sylvinite zone, hanging and footwall dilution and a minimum K_2O grade of 15%, eliminating areas of seismic disturbance or geological uncertainty.

EXTRACTABLE RESOURCE

Extractable Resource Category	Tonnes (millions)	Ave. Thickness (metres)	Ave. Grade (%) K_2O	Mg
Measured	68	4.0	23.2	0.21
Indicated	112	4.3	23.9	0.18
Total Extractable Resource	**180**	**4.2**	**23.6**	**0.19**

Production Plan

KWI prepared the Somboon mining plan, based on room and pillar mining, estimates delivery to the mill of 112 Mt at an average grade of 23.5% K_2O to the mill. Mining between 5.8 and 6.1 Mt of sylvinite ore per annum in order to produce 2 Mt of potash and 0.2 Mt of industrial grade salt annually results in a mine life of approximately 21 years.

Mining

Due to the shallow depth of the orebody, generally less than 350 meters ("m"), access to the mine will be by twin ramp declines about 2.7 km. in total length, 4.5 m high and 6.0 m wide, and driven at a gradient of 13 percent to the horizontal. The declines will be used for transportation of both ore and waste, ventilation and access to the mine by the workforce. An underground service area will be created in the thick Middle Salt horizon and used for servicing and maintenance of all underground equipment.

From the main underground haulage ways mining areas will be developed using a chevron room and pillar technique. Continuous mining machines, a total of ten when the mine is operating at full capacity, will cut ore from the mining faces. Panels will be mined in a partial advance and retreat fashion with extraction ratios of between 62% and 70%. Ore will be transported to the surface and the processing mill by a series of conveyor belts from the mining faces. The mine plan uses conventional methods and proven mining equipment.

The overlying geology comprises a series of claystones and salt (halite) that form effective aquacludes and aquatards which prevent the movement of surficial water to the orebody. Hydrogeological pumping and injection tests indicate that there is a very low risk of water ingress and therefore there should not be any problems in respect to the proposed underground mining operation.

Backfilling

Operations at the Somboon mine will produce approximately 2.0 Mt per annum (Mt/a) of potash and 3.8 Mt/a of waste salt. A small portion of this salt, after further processing to industrial grade, can be sold to the domestic market and international markets. Surface storage of salt tailings is widely practiced in the industry but in large quantities can pose a long-term environmental risk.

APPC has chosen to return as much as possible of the salt tails to the mined out rooms underground. This has the advantage of providing support to the pillars and thus permitting a higher extraction ratio and reduced surface subsidence. However, it will be necessary to remove surplus moisture from the tailings backfill prior to placement in the rooms because of the risk of dissolution of the pillars and, particularly, the carnallitite floors.

Since further testwork and underground trials will be needed to refine the backfilling system, full-scale placement of fill is not scheduled to begin until the eighth production year. Until that time tailings will be stored in an on-site surface containment area having a capacity of approximately 20 Mt.

Processing

The Somboon mill was designed to process an average of 5.8 Mt/a of ore to produce 1.0 Mt of standard grade potash (KCl), 1.0 Mt of fine grade potash, and 0.2 Mt of industrial grade salt (99.5% NaCl). Adoption of the brine disposal contingency plan will increase these quantities.

The milling process is based on metallurgical testing and industry-proven processing methods and equipment. Metallurgical testwork results indicated that the ore is readily processed by conventional flotation, drying and sizing of the potash.

Mill feed is first crushed to achieve mineral liberation, then deslimed to remove very fine insoluble material. The feed is dosed with reagents, conditioned and sent to the flotation process which separates the potash (sylvite) from the contained salt (halite). Flotation concentrate is cleaned and leached to meet a minimum 60% equivalent K_2O content. It is then dried and screened for the required particle size distribution.

All equipment and processes chosen for the mill are similar to those used currently in the industry. Mill recovery, at full production, is expected to be 90%. Finished products are conveyed to on-site storage prior to being loaded on trucks for domestic delivery, or loaded on rail cars for delivery to APPC's ocean terminal on the Gulf of Thailand for export sale.

Water and Brine Management

The primary source of on-site process water will be from rainfall. Sufficient water will be collected from sit run-off and through various other process sources such that supplemental surface or groundwater will not be required during operations. Most of the process water will be held in a site runoff/process water pond situated along the north boundary of the site.

Average rainfall for the site will be greater than the estimated annual site evaporation plus process water consumption. This will result in the site being net water generating. Runoff will be tested and released to the environment if non-contaminated. Saline water will be used in the mill.

A brine evaporator/crystallizer circuit will treat surplus process water to produce salt, clean condensate, and a brine with an elevated magnesium chloride ($MgCl_2$) concentration. The salt will be debrined, dried and screened to produce a finished product. The condensate will be tested and released to the environment.

KWI proposed the use of a deep well for disposal of excess brine. In the event that a suitable location for such a well could not be found, a contingency plan was developed using a second evaporator/crystallizer circuit to concentrate the $MgCl_2$-rich brine. The concentrated brine might be sold as a raw material for magnesium production, but the plan assumes that it will be placed underground, either mixed with salt backfill or in a specific storage chamber.

Transportation System

The marketing plan assumes that all salt and about 410,000 t/a of potash for consumption in the domestic market will be sold FOB the minesite and delivered by truck. The transportation system covers on-site facilities for truck loading but is mainly concerned with rail car loading of potash, haulage to a port facility on the Gulf of Thailand, and loading onto vessels for sale in international markets at Map ta Phut or Laem Chabang.

APPC will supply and maintain 9 locomotives and 242 fully enclosed, bottom-dump, 42 t wagons. The trains will be operated by SRT crews over 700 km of existing SRT mainline on a tariff basis. The transportation plan provides for fuelling stations at the minesite and the port, and for a fully equipped maintenance facility to be constructed near the port. To minimize capital, the rolling stock and locomotives will be leased.

Generally, shipments to southeast Asian ports are expected to be in lots of up to 25,000 t, and shipments to China up to 60,000 t. Berthing and ship loading facilities are designed to accommodate vessels of up to 70,000 dead weight tones (DWT).

Environmental Assessment

Regulatory approval of the Somboon Project by the Government of the Kingdom of Thailand required the preparation of an Environmental Impact Assessment ("**EIA**") Report to present an environmental and socio-economic baseline study, including a survey of perceptions and attitudes about the project of the directly affected population, as well as impact assessment, mitigation plans, and monitoring systems. An EIA Report was prepared for APPC covering the Somboon potash mine and the Laem Chabang port.

Apart from noise levels during construction and increased traffic, the primary concerns are reported to be the potential for salinization of soils and contamination of surface or ground water from seepage or spillage of brine or pollutants such as lubricants or chemicals. Suitable mitigation and monitoring techniques will be applied and enforced.

The Somboon mine EIA was submitted to the Ministry of Science, Technology and Environment's Office of Environmental Policy and Planning in October 1999, and final approval was given in February 2001.

Project Management and Implementation

During the design engineering and construction phases, a small project team, supported by shareholders representatives, will oversee engineering, procurement and construction ("EPC") contractors which will undertake the actual work. Key milestones are expected to be as follows:

Award Front-end Engineering & Costing	Month 0
Complete Development Program & Award EPC Contract	Month 12
Start Site Development	Month 13
Start Ramp development	Month 15
Start Mill Construction	Month 15
Initial Mine Development	Month 45
Mill Start-Up	Month48

The construction labour force is expected to peak at 1,000, the majority of whom will be drawn from the Udon Thani area.

Capital Cost Estimates

The overall mine capital cost was developed by KWI using an exchange rate of Baht 36.21 per U.S. dollar as shown below.

1998 FEASIBILITY STUDY CAPITAL EXPENDITURE SUMMARY
1998 US $ millions

Project Year	**-3**	**-2**	**-1**	**+1**	**Total**
Site Development and Infrastructure	20	35	18	2	75
Mine and Backfill	10	58	58	15	141
Mill	10	44	38	5	96
Indirect Costs	27	28	3`	5	91
Contingency	6	17	26	5	54
Sub-Total	**73**	**182**	**170**	**31**	**457**

Indirect costs include construction facilities, insurance, first fills and spare parts, freight and the cost of engineering, procurement and construction management. The total cost for design engineering, procurement and construction management included in the estimate is U.S.$43 million.

The overall transportation system was prepared by Sandwell using an exchange rate of Baht 32 per U.S. dollar.

1998 FEASIBILITY STUDY CAPITAL EXPENDITURE SUMMARY
1998 US $ millions

Project Year	**-3**	**-2**	**-1**	**+1**	**Total**
Rail and Port	-	11	33	2	46
Indirect Costs	-	1	6	-	7
Contingency	-	1	4	-	5
Sub-Total	**-**	**13**	**43**	**2**	**58**

APPC estimated its project development costs to be U.S. $30 million.

1998 FEASIBILITY STUDY CAPITAL EXPENDITURE SUMMARY
1998 US $ millions

Project Year	**-3**	**-2**	**-1**	**+1**	**Total**
Owner's Costs	25	3	3	-	30
Project Total	**98**	**198**	**216**	**33**	**545**

Owner's costs include costs for corporate and internal project management, market development, remaining land acquisition, financing costs other than interest, and required payments to the Government of Thailand. Costs incurred to date, of approximately U.S.$20 million for exploration and project development and a further U.S.$45 million for acquisition and other corporate costs, have not been included in the analysis.

The required working capital is estimated at U.S.$45 million, building up over the first four production years.

Indirect costs include construction facilities, insurance, first fills and spare parts, freight and the cost of engineering, procurement and construction management. The total cost for design engineering, procurement and construction management included in the estimate is U.S.$43 million. Owner's costs include costs for corporate and internal project management, market development, remaining land acquisition, financing costs other than interest, and required payments to the Government of Thailand. Costs incurred to date, of approximately U.S.$20 million for exploration and project development and a further U.S.$45 million for acquisition and other corporate costs, have not been included in the analysis.

The required working capital is estimated at U.S.$45 million, building up over the first four production years.

During the operating period certain expenditures such as on-going mine development, and major equipment rebuilds and replacements are capitalized and included in sustaining capital. The minelife estimate for sustaining capital is U.S.$140 million. This estimate includes U.S.$32 million to develop and maintain the underground tailings system. Most of the expenditures for this system are planned for years 2 through 4. Also included, in year 23, is an allowance of U.S.$15 million for decommissioning costs.

Operating Cost Estimates

The life of mine (LOM) unit production cost per tonne of potash product, including a contingency of 10%, is U.S.$31.00 at an exchange rate of U.S.$1.00 = 40 Baht as summarized below.

The mine operating cost was developed by KWI as follows:

LOM AVERAGE UNIT COST PER TONNE OF POTASH
U.S. 1998 $

	Labour	Materials	Fuel	Power	Total
Mining and backfilling	1.87	8.34	0.10	1.81	12.12
Milling	0.79	3.50	4.57	2.05	10.91
General and Administration	0.33	0.73	-	0.07	1.13
10% Contingency	0.30	1..26	0.47	0.39	2.42
Brine Disposal Alternative	-	-	-	-	4.42
Total	**3.29**	**13.83**	**5.14**	**4.32**	**31.00**

Labour covers salaried staff and hourly employees, including a number of expatriate staff that declines during the early years as local management is trained in the potash industry. Within the mine, materials include consumables such as mining machine parts, conveyor belting and roof bolts. In the mill the major material cost is for reagents. Electrical power is purchased from the Provincial power authority. Fuel is purchased from a private contractor on a delivered basis.

Production and cost estimates are based on both mine and mill operating 331 days per year with availability, defined as actual operating time as a percentage of total available time, of 62% for the mine and 94% for the mill.

Export sales of potash are assumed to be FOB Thai port. The estimate by Sandwell of APPC's transportation costs, from rail car loading to ship loading, is shown below.

UNIT TRANSPORTATION COSTS
(Life of Project Average for Export Sales, $/t KCl)
U.S. 1998 $

Annual tonnes exported	1,6000,000
Rail to Port (Map ta Phut)	7.95
Leasing charge	2.03
Port Costs	1.99
Average Transportation Cost	**11.11**

All potash export sales are assumed to be railed to the port of Map ta Phut. Rail charges, payable to the SRT are essentially for the use of SRT's tracks and train crews and five have been calculated to the furthest port of Map ta Phut. APPC will provide and maintain its own fleet of locomotives and cars. If the port of Laem Chabang can be used, rail charges should be reduced by about U.S.$1/t and the fleet of rolling stock reduced slightly. Leasing payments for the rolling stock are complete in the tenth operating year. Port costs include rail unloading, storage, port charges and ship loading.

Domestic sales of both potash and salt are assumed to be sold FOB minesite and, therefore, no transportation costs are incurred. An additional expense to provide for marketing expenses and corporate administration costs, including the Bangkok office, as estimated by APPC, has been included at an annual rate of U.S.$3 million.

Total average cash operating costs on board vessel for export potash sales (with no credit taken for salt) are projected as shown below:

OPERATING COST SUMMARY FOR EXPORT POTASH SALES
(Life of Project Average)

	U.S.$ per tonne exported
Total On-site	31.00
Transportation	11.11
Marketing and Administration	1.50
Total FOB Port	**43.61**

If the Udon resource is not developed, the Somboon Project will be closed shortly after mining is completed. The cost of reclamation, estimated at U.S.$15 million, is included in sustaining capital. The salt evaporators and dryers will continue to operate, processing material from the remainder of the surface tailings pile. It is anticipated that revenue from the sale of about 195,000 t/a of salt will more than offset the operating cost and the cost of final reclamation.

The original operating plan was based on the use of a well with a capacity to dispose of 1,800,000 cubic m of excess brine annually. This technique is widely used within the industry. However, since no suitable site has been found, the proposed plan incorporates the brine disposal contingency plan which provides two additional stages of evaporation in order to reduce the quantity of brine and to further concentrate the $MgCl_2$-rich brine. In this situation the incremental operating cost would be U.S.$8.8 million per year or U.S.$4.42/t of potash product.

If the full brine disposal contingency plan is adopted, incremental annual average production is expected to be 20,000 tonnes potash, 207,000 salt and 38,000 tonnes magnesium chloride. It is expected that incremental revenue from potash and salt sales would partially offset incremental operating costs. A decision to implement the brine disposal contingency plan is required 27 months prior to planned start-up.

Economic Evaluation

Subsequent to the completion of the KWI Feasibility Study, APPC has indentified two potential changes in scope to the project:

- the adoption of the evaporator alternative for brine disposal as presented in the Feasibility Study (increase in capital costs of U.S.$34 million and operating costs of U.S.$4.42/t).

- the advancement of the commencement of backfilling from year 6 of production to year 3, in order to maximise the quantity of tailings returned underground for environmental reasons. (reduction of capital costs of U.S.$7.9 million (APPC) and advancement of capital and operating costs.)

All disclosure of mineral resources and reserves, process design, capital and operating costs as prepared by Kilborn Western Inc. ("**KWI**") for a full feasibility report (the "**Feasibility Study**"), is summarized in the Micon Report. Micon International Limited ("**Micon**") was commissioned to prepare an economic and financial evaluation of the Somboon Project dated 12 December 2001 (the "**Micon Report**").

All disclosure of the transportation system is summarized from and based upon, an Enhanced Executive Summary of Transportation System Reports dated 20 December, 2001 by Sandwell Engineering Inc. ("**Sandwell**"). All disclosure of environmental and social impacts is summarized from and based upon an Environmental and Social Impact Assessment dated 20 December, 2001 prepared by International Environmental Management Co., Ltd. ("**IEM**").

Micon's terms of reference for the study were to ensure that the financial model for the mine plan is sound, that the costs estimated by contributing consultants were entered correctly, and that the potential changes in project scope since 1998 were reasonably costed and incorporated, and then to prepare a Technical Report on the financial evaluation of the project.

The following table consolidates the input from KWI, Sandwell and APPC at exchange rates of Baht 36.21 and 40 per U.S.$.

CURRENT CAPITAL EXPENDITURE SUMMARY
1998 US $ millions

	Feasibility Totals	Total Adjustments	Adjusted Totals	
Exchange Rate (Baht/US$)	36.21	36.21	36.21	40.00
Site Development and Infrastructure	75	-5.4	70	65
Mine and Backfill	141	0	141	139
Mill	96	20.3	116	111
Indirect Costs	91	4.3	95	85
Contingency	54	6.9	61	59
Sub-Total	**457**	**26.1**	**483**	**458**
Rail and Port	46	0	46	44
Indirect Costs	7	0	7	7
Contingency	5	0	5	5
Sub-Total	**58**	**0**	**58**	**56**
Owner's Costs	30	0	30	30
Total	**545**	**26**	**571**	**545**

It should be noted that in the cash flow model, Baht and US dollar denominated costs are listed separately. When a different exchange rate is entered (40 in the base case), the Baht component of costs is divided by that rate, then added to the dollar component.

The transition from the Feasibility Study estimate to the adjusted estimate (at the same 36.21 Baht exchange rate), to the current estimate at 40 Baht per US dollar, is summarized in the table. The fact that the total is again $545 million is purely coincidental.

Economic Assumptions

The following are the key economic assumptions on which the project evaluation is based.

Future Inflation

All engineering estimates for both revenues and costs are either based on first quarter 1998 pricing levels or adjusted to this date. In preparing financial forecasts no allowance for future inflation has been included. No unit cost or revenue increases have been assumed.

Currency Exchange Rates

The economic and financial evaluation assumes that all Baht expenditures will be converted to US dollars at the average rate of exchange for the second quarter of 1998 which was approximately 40 to 1. The exchange rate of Baht to U.S. dollars on the day prior to the Prospectus date was ●.

Government Royalties and Taxes

Under the terms of the Concession Agreement, APPC is required to pay to the Government of Thailand a royalty equal to 7% of the revenue received from potash sales, after deducting all costs incurred in the marketing, transportation from the minesite, and warehousing of potash. The royalty on salt is 4%, calculated on the same basis.

The current rate of corporate taxation in Thailand is a flat 30% of taxable profit. This rate is assumed to continue for the life of the project. No further taxes are applicable other than local taxes, an allowance for which is included in the operating costs.

Marketing

Potash is produced in a limited number of countries but is sold world-wide, mainly as a source of potassium in fertilizers. Potash is a bulk commodity and significant transportation costs typically are incurred in delivering potash from the minesite to the customer. APPC intends to optimize the benefit of its location near the centre of the Asia/Oceania market where it will have a significant freight advantage over the two largest producing regions, Canada and the former Soviet Union. Also, by shipping in smaller vessels (which are less costly over the shorter distances) APPC expects to be able to provide more frequent deliveries to a wider range of ports, closer and more convenient to many Asian customers.

The Somboon plant capacity was designed to produce and sell annually:

	Tonnes
Fertilizer Potash (60.3% K_2O)	
Fine Grade	1,000,000
Standard Grade	1,000,000
Industrial Grade Salt (99.5% NaCl)	195,000

Provision is made in the proposed plant layout for subsequent installation of additional circuits to provide for the production of up to 200,000 t/a of industrial grade potash (61.5% K_2O) and 300,000 tonnes of granular fertilizer grade potash by reducing the production of fine and standard by an equivalent amount. Both industrial and granular fertilizer grade products command premium prices.

Adoption of the brine disposal contingency plan will result in recovery of an additional 20,000 t/a of potash and more than 200,000 t/a of salt as a by-product. On an annual capacity of 2.0 Mt, the increase in potash is only one percent. This is significant to revenue but not to the marketing effort. However, the industrial salt quantity will double and may not be readily saleable at the assumed price. There is expected to be a gradual buildup in salt sales, progressing in 50,000 t/a steps from 250,000 t in Year 3 to 400,000 t in Year 6 and onward. Any surplus salt can be placed in the tailings containment area.

APPC has analyzed potash and salt prices and will base its marketing strategy on the location advantage of the Somboon Project within the Asian potash market region. As the project approaches the construction stage, APPC will initiate detailed analysis of both the potash and international freight markets.

Evaluation Summary

The economic and financial viability of the Somboon Project has been evaluated. A base case and a number of alternate cases have been run. The base case economic evaluation assumes that the project is financed 30% by equity and 70% by debt. With the exception of the all equity case, other cases use the 30/70 equity/debt ratio because this, in APPC's opinion, is the most probable financing structure. The rates of return in the base case and alternate cases are supportive of the conclusion that the project is economically feasible. The evaluation is for the total project of which 10% is owned by the Thai Government and does not consider the effects of APR's carrying charges and possible corporate taxation.

Board of Investment (BOI) Incentives

The BOI is the principal government agency responsible for providing incentives to stimulate investment in Thailand. The BOI is governed by the Investment Promotion Act and is empowered to grant a wide range of fiscal and non-fiscal incentives and guarantees. The Somboon Project is located in Investment Zone 3, the most heavily promoted geographical region of Thailand. APPC expects to receive certain tax incentives including an exemption from income tax for 8 years from the start of production, with a reduction of 50% from the normal tax rate for a period of 5 years following the tax free period, deduction from taxable profit equal to the operating cost of transportation, electricity and water supply for a period of 10 years from the date on which income is first earned, and deduction of 25% of the capital cost of infrastructure from taxable profit once during the 10 years from the date on which income is first earned.

APPC also expects to receive guarantees against nationalization, competition from new state-owned enterprises, state monopolization, and price controls and permission to export products and bring into the country foreign workers as required.

Profit Sharing

Under the terms of the Concession Agreement, if either production (from Somboon) after the fifth anniversary of the Commissioning Date exceeds 2.1 Mt/a, or capital costs in 1981 dollars are less than U.S.$350 million, the Government is entitled to an additional share in the net cash flow of APPC as described under "Properties – Description and Location – Mining Lease".

Development Plan

Following the completion of the Feasibility Study, APPC has continued to advance the development of the Somboon Potash Project.

A development program has been prepared which includes all activities necessary to advance the project from its current status to the point at which it is ready to release for construction. APPC's budget for this program is U.S.$19.4 million to cover such items as basic engineering, remaining land acquisition (about 80% complete), debt financing, monitoring and permitting, marketing, and general administration including strengthening of the management team.

Two underground contractors have been short-listed, both of which will undertake a "Stage 1" program having as its objectives optimization and freezing of engineering design and cost estimation leading to a "Stage 2" fixed price turn-key contract for the defined scope of work. The first phase will ensure that any changes from the Feasibility Study, either already adopted or still under consideration, are properly evaluated before final acceptance. The use of two contractors and an "open-book" cost estimating process will ensure competition for the contract and terms which are within industry standards.

The surface facilities contract is to be developed using a process similar to that described for the underground work.

An essential component of the project is the ability to move to and ship from an ocean terminal about 1.6 Mt/a of potash to be sold to export markets. APPC will supply locomotives and rolling stock, to be operated by SRT and expects to construct all new port facilities for its own use. Further discussions and contract negotiations will be required with SRT and with equipment suppliers and leasing companies. A Letter of Intent has been signed with Unithai, a Thai company with expertise in shipping, terminal operations, heavy engineering and transportation, for a possible joint venture regarding the port facility.

An environmental monitoring system should be in operation well in advance of the start of construction. A program has been designed and has been implemented.

APPC is in the process of acquiring the "Prathanabats" (long-term mining licenses) necessary to construct and operate the project. APPC is in the final stages of preparation of the necessary technical data which must be filed with the application. The proposed amendments to the Minerals Act (which is still awaiting ratification by the Thai Senate) provide that mines more than 50 m below the surface will no longer need to obtain the permission of surface rights holders. The issuance of Prathanabats to APPC is guaranteed under the terms of the Concession Agreement signed in June, 1993.

If other parties become involved in the Somboon Project it may be necessary to re-apply to the Thai Board of Investment ("**BOI**") to secure promoted project status in the name of the joint venture or other legal entity. This may be necessary in order to receive the tax concessions previously granted to APPC and incorporated in the financial analysis.

APPC's basic strategy is to secure approximately 70% of the estimated project cost on the basis of a non-recourse (or limited recourse) project loan. Following the evaluation of four proposals, HypoVereinsbank was appointed as lead adviser/arranger. It is expected that HypoVereinsbank will lead a group of between two and five other major international banks in underwriting the loan which will then be syndicated to a total of as many as 15 banks.

In addition to commercial banks, negotiations will continue with a number of multi-lateral agencies such as the International Finance Corporation, the Export Development Corporation, of Canada, and Kredit anstalt für Wiederaufbau of Germany, which have expressed interest in project financing. Subordinated loans, financial leases and working capital loans may also be incorporated in the overall financial structure.

At present, APPC holds the "rights to exploit" the remaining 192 square km of the Concession area. This includes the Somboon and Udon deposits. Under the terms of the Concession Agreement, the Thai Government is not required to participate in any funding in order to maintain its 10% interest in APPC; however, any funds advanced on its behalf (i.e., 10% of any equity funding) are recoverable from a positive project cash flow. Each private participant, in addition to its own equity, will be expected to assume responsibility for a pro rata share of the Government's carried interest.

APR's objective is to fund its share of the required project obligations through a combination of debt and equity.

Various legal entities have been examined such as joint ventures or special purpose companies in addition to direct participation in APR or APPC. Restructuring APPC may require certain Thai Government approvals which, while there is every expectation that such approvals will be granted, may be time consuming. APR may conduct a series of financings to support remaining APR project requirements.

Udon Potash Deposit

The centre of the Udon Deposit is located approximately 6 km adjacent and north of the Somboon Deposit. Information pertaining to location, accessibility, climate, infrastructure and physiography, history of the property, its general geological setting, exploration and mineralization are substantially the same as that disclosed for the Somboon Deposit.

Two primary areas of potash (sylvinite) mineralization have been delineated over a total resource area of approximately 40 square km. A total of 104 reconnaissance and exploration boreholes, and approximately 275 line-km. of **2D**-seismic surveying have delineated the majority of the resource boundary. Based on a study commissioned in 1998 that developed a geological resource model that met a minimum thickness of 1.5 metres, the Udon Deposit mineral resource is approximately 1,000 million tonne with an average grade of 18.2% K_20. The thickness of the Udon sylvinite horizon is considerably greater than the Somboon Deposit with an average thickness of approximately 7.5 metres.

Subsequent exploration work on the Udon Deposit has included a 37 line-km. in-fill 2D-seismic survey conducted in 1999; and a limited drilling program in 2000 that included 7 strategically-located boreholes, to improve upon the geological interpretation, prove local continuity of the sylvinite horizon and simultaneously increase the potential resource estimate.

With the issuance of the Special Atchyabats in June 2001, the Udon Thani Concession area was reduced to 192 km^2. Consequently, the global resource area of the Udon Deposit that meets the minimum thickness and cut-off grade has been reduced as a result of certain land being excluded. The Company has commissioned a study to update the geological model and mineral resource estimate that will incorporate the new drilling and seismic data and boundaries of the new concession area.

CONVERTIBLE DEBENTURES

In July/August 1998, the Company, pursuant to a Trust Indenture, issued the Convertible Debentures in the principal amount of U.S.$24,460,000, of which Olympus holds the principal amount of U.S.$17,560,000, being approximately 72.4%. Principal, interest and premium were convertible at $4.00 per Share of the Company. The Convertible Debentures were to mature in July and August 2000. Subsequently, the Trust Indenture was amended to extend the maturity date to October 13, 2001 and to reduce the conversion price to between U.S.$1.529 and U.S.$1.784 per Share, with the actual conversion price being calculated according to a formula based on the number of days that the conversion occurred before maturity.

As security for the Convertible Debentures, the Company pledged 35,492,500 shares of Metro (being 88.4% of the outstanding shares of Metro), and Metro, in turn, pledged 242,000 shares of APPC, which represents 88% of Metro's 27.5 % interest in APPC.

As at October 8, 2001, the amount of principal, accrued interest and premium due to the Debenture holders was approximately U.S.$37,100,000 ($59,000,000). Each of Olympus and Crew entered into support agreements dated October 8, 2001 with the Company, as amended December 4, 2001 (the "**Support Agreements**"), pursuant to which the maturity date of the Debentures has been extended to February 28, 2002 and the price at which the Debentures will be converted has been set at $0.20 per Common Share. The Support Agreements require the Company to undertake a rights offering to raise up to $30,000,000 to fund the Company's medium term development obligations. The Support Agreements are not conditional on any minimum amount being raised on the rights offering, save for the Offering Commitments. The Company issued a further supplemental debenture dated October 8, 2001 (the "**Fourth Supplemental Indenture**") incorporating the new maturity date and changing the interest rate on the principal amount of the Debentures and accrued interest, but not the accrued premium, to 14% per annum, from and including October 13, 2001 to the new maturity date.

The Debentureholders will not participate in the Rights Offering, save for Olympus which has agreed to provide the Stand-by Commitment. Olympus holds a sufficient number of Debentures to cause the amendment to the Trust Indenture to be approved by resolution of the Debentureholders and has agreed to vote in favour of conversion subject to the following conditions:

(a) The Company's Board of Directors on completion of the Debenture Conversion consisting of three nominees as representatives of Olympus, and one nominee as representative of management and one nominee as representative of Crew;

(b) The Company continuing into the Province of New Brunswick;

(c) The Company granting to Olympus an undertaking that as long as the Debentureholders exercise control over not less than 25% of the outstanding Shares of the Company, management of the Company will put forward for election as Directors at each shareholders' meeting following conversion and solicit and vote proxies for those qualified nominees put forward by Olympus;

(d) A voting agreement shall be entered into between Olympus and the other Debentureholders providing that the Debentureholders will vote, as directed by Olympus, in respect of:

(i) the slate of Directors put forward by Olympus for election at the Company's shareholders' meetings from time-to-time provided the Debentureholders have no positive obligation to vote in favour of any management nominees or nominees of Crew;

(ii) any proposed amendments to the Memorandum and Articles of the Company;

(iii) approval of any stock options or other executive compensation plan;

(iv) the appointment of auditors; and

(v) any other fundamental changes in the Company requiring shareholder approval;

and the voting agreement will contain restrictions over an 18 month period on the resale of Common Shares received by Debenture holders pursuant to the Debenture Conversion.

(e) The approval of all necessary regulatory authorities having jurisdiction in the matter. The TSE has conditionally approved the listing of 320,456,390 Shares issuable upon the Debenture Conversion.

(f) All required approvals by the Company's shareholders. (The Company has scheduled an Extraordinary General Meeting of its shareholders for January 7, 2002 to seek approval of (1) the issuance up to 320,456,390 Common Shares on the Debenture Conversion, based on the total amount of the Debentures, including accrued interest and premium of $64,091,278 as at February 28, 2002; (2) the number of Rights to be issued on the Offering and (3) the Continuance.)

The Company will issue Common Shares upon the Debenture Conversion equal to the amount due as at February 28, 2002 expected not to exceed $64,091,278. A total of 320,456,390 Common Shares would therefor be issued assuming an exchange rate of U.S.$1 equals Cdn$1.65.

INTERIM FINANCING

Subject to the Company's Shareholders' approval of the Debenture Conversion and issuance of Debenture Conversion Shares to the Debentureholders and subject to TSE acceptance of the Debenture Conversion and terms of the Interim Financing (together the "**Approvals**"), Crew and Olympus agree to advance up to $1.0 million in the aggregate to the Company as Interim Financing. The Interim Financing shall be advanced conditional upon first receiving the Approvals, as to 80% from Olympus and 20% from Crew and shall be due and payable by the Company on completion of the Offering. The Interim Financing would bear interest at a rate of 10% per year compounded semi-annually.

Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to the Offering Commitments by setting off on a pro rata basis, against the subscription price of such Units, the Company's obligation to repay any Interim Financing provided by Crew and Olympus, with the balance of the Unit Price to be paid in cash. See "Offering Commitments" and "Use of Proceeds".

USE OF PROCEEDS

The Company intends to use the proceeds of up to approximately $30,000,000[1], (after deducting expenses of the Offering estimated to be $250,000) in the following order of priority:

(i) set off amounts due under the Interim Financing, of up to $1,000,000 principal plus interest, against Crew's and Olympus's obligation to pay for Units pursuant to the Offering Commitments; [2]

(ii) fund the Company's medium term obligations in respect of the Somboon Project to a mine construction decision; and

(iii) pay general and administrative expenses of the Company's and its subsidiaries' offices in Vancouver and Thailand.

(1) As there is no minimum subscription, the Company is only assured of receiving $10,000,000 pursuant to the Interim Financing.

(2) Crew holds 13.2% of the Company. See "Interim Financing" and "Interest of Management and Others in Material Transactions.

If all the Rights are subscribed and all the Warrants are exercised prior to the Warrant Expiry Date, an additional $60,093,341 will be received by the Company. It is expected that these proceeds would be used to fund the Company's remaining medium obligations in respect of the Somboon and Udon potash projects to a mine construction decision and for its share of the equity requirements for the construction of the proposed Somboon mine. There is, however, no assurance that such Warrants will be exercised.

The Company intends to spend the funds available to it as stated in this Prospectus. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The selected information for the most recently completed financial year set forth below has been derived from and should be read in conjunction with the 2001 Annual Financial Statements of the Company. See "Financial Statements" contained in this Prospectus.

The following table provides comparative data for the three most recently completed financial years and the six month periods ended August 31, 2001 and August 31, 2000.

	Six month period ended August 31, 2001 (unaudited)	Six month period ended August 31, 2000 (unaudited)	Fiscal Year Ended 2001[1] (audited)	Fiscal Year Ended 2000[1] (audited)	Fiscal Year Ended 1999[1] (audited)
Interest and other Income	$28,210	$100,819	$172,825	$197,465	$522,263
Net Loss	($8,131,661)	$($6,303,008	($16,432,453)	($11,749,422)	($9,993,352)
Net Loss Per Share	($0.14)	$(0.12)	($0.30)	($0.22)	($0.20)
Total Assets	$96,136,739	$96,131,200	$95,752,537	$98,714,506	$97,620,184
Net Assets	$17,511,945	$32,715,592	$22,586,147	$39,018,600	$44,744,819
Total Current Liabilities	$62,276,335	$126,457	$56,817,931	$8,404,332	$559,894

Total Long-term Liabilities	$16,348,459	$63,289,151	$16,348,459	$51,291,574	$52,315,471
Total Liabilities	$78,624,794	$63,415,608	$73,166,390	$59,695,906	$52,875,365
Share Capital	75,236,994	$72,179,535	72,179,535	72,179,535	66,156,332
Deficit	62,710,488	$44,449,382	54,578,827	38,146,374	26,396,852
Shares Outstanding	60,093,341	54,467,705	54,467,705	54,467,705	52,004,705

(1) Years ended February 28 or 29. During the fiscal year ended 2001, the Company adopted the new accounting policy recommendations for recording future income taxes as described in note 3 of the Company's Audited Financial Statements. This change has been applied retroactively. Assets and liabilities increased by $16,348,459 respectively under the fiscal years ended 2000 and 1999.

During the fiscal year ended 1999, the Company acquired control of Metro Resources Company Limited ("**Metro**") and Asia Pacific Potash Corporation Ltd. ("**APPC**"). From the date of acquisition, the Company has been consolidating the accounts of these two companies. (See note 2(a) and note 5 of the Company's Audited Financial Statements.)

The following table sets forth selected quarterly financial information for the dates indicated.

	Quarter Ended			
	February 28, 2001	**November 30, 2000**	**August 31, 2000**	**May 31, 2000**
Interest and other Income	30,958	41,048	57,541	43,278
Net Loss	6,863,773	3,265,672	2,650,891	3,652,117
Net Loss Per Share	0.12	0.06	0.05	0.07
	Quarter Ended			
	February 28, 2000	**November 30, 1999**	**August 31, 1999**	**May 31, 1999**
Interest and other Income	94,664	18,603	39,037	45,161
Net Loss	2,458,352	3,397,106	3,131,096	2,762,868
Net Loss Per Share	0.04	0.07	0.06	0.05

Management's Discussion and Analysis

The following discussion should be read in conjunction with and qualified by the financial statements of the Company and the notes relating thereto, contained elsewhere in this Prospectus. See "Financial Statements".

Results of Operations

Six Month Periods ended August 31, 2001 and August 31, 2000

The losses for the six month periods ended August 31, 2001 and 2000 were $8,131,661 and $6,303,008 respectively.

The reversal of the foreign exchange from a gain in 2000 to a loss in 2001 accounted for $1,276,424 of the increase in the loss incurred by the Company. The Convertible Debentures, accrued interest and premium payable are denominated in U.S.$ and foreign exchange gains or losses are incurred with the fluctuations in the U.S.$ / Cdn$ exchange rate. The Company has no hedging program in place against increases or decreases in the U.S. Dollar versus the Canadian Dollar.

Salaries expense increased by $720,935 over the previous six months due to a termination settlement reached between the Company and the former Chairman and CEO who resigned on March 23, 2001. The entire settlement, worth approximately $900,000 was recorded during the first quarter of the fiscal year ending on February 28, 2002 and it is payable on a monthly basis between April 2001 and May 2003. This increase was partly offset by a reduction in other positions.

Accounting, legal, promotion and travel decreased against comparative figures. The decreases were due to reduced business activities and travel as a result of limited resources and the Company's primary focus on resolving the Debenture issue. This was partly offset by an increase in consulting fees with the hiring of consultants to keep the development of the Somboon Project moving forward. Amortization of deferred financing costs also decreased. The amortization period of these charges was extended with the extension of the maturity for the Debentures in July 2000.

Activities relating to the development of the Somboon Project included continuing permitting work to allow the Company to apply for mining licences, on-going public consultation programs and other selected on-going development work to meet the requirements of the Atchayabats (special prospecting licences) discussed below.

Purchase of the remaining land for the surface facilities was put on hold.

In June 2001, the Company received Special Atchayabats (special prospecting licenses) from the Department of Mineral Resources of Thailand. This will allow the Company to continue holding the necessary rights for the deposits and to proceed to the next stage of securing the mining licenses.

Fiscal Years Ended February 28, 2001 and February 29, 2000

Net loss for the fiscal year ended February 28, 2001 was $16,432,453 (2000 - $11,749,422), an increase of $4,683,031. The Company recorded interest charges of $12,068,490, an increase of $2,715,264 over the previous fiscal year that occurred principally as a result of an increase in interest and premium charges for the Convertible Debentures.

For the fiscal year ended February 28, 2001, the Company recorded a foreign exchange loss of $889,631 compared to a foreign exchange gain of $956,032 in the fiscal year ended 2000, a change of $1,845,663. The Convertible Debentures, accrued interest and premium are denominated in US Dollars. The Canadian Dollar depreciated in value relative to the US Dollar beginning in October 2000.

Income tax recovery decreased by $771,708. With the implementation of the new future income tax policy, income taxes were recorded for all years under review. Actual cash payments for taxes were $25,804 (2000 - $14,025).

During the fiscal year ended February 28, 2001, the Company expended $1,401,747 (2000 - $1,286,161) to address remaining technical issues and permitting for the proposed Somboon mine. The Company also expended $47,896 (2000 - $891,371) on acquiring land to house the surface facilities for the proposed Somboon mine.

Fiscal Years Ended February 29, 2000 and February 28, 1999

Net loss for the fiscal year ended February 29, 2000 was $11,749,422 (1999 - $9,993,352), an increase of $1,756,070.

Interest and other income decreased by $324,798 due to a lower average cash balance on hand.

Deferred financing costs and interest charges increased by $560,105 and $3,717,706 respectively from the previous fiscal year as it was the first full year in which the Convertible Debentures were outstanding compared to 6.5 months in FYE 1999.

Accounting and legal fees decreased by $113,269, consulting fees decreased by $375,819 and promotion and travel costs decreased by $374,939. These costs were higher in FYE 1999 to due to the evaluation of various alternative financings for the potash concession.

For the fiscal year ended February 29, 2000, the Company recorded a foreign exchange gain of $956,032 compared to a foreign exchange loss of $713,559 in fiscal year ended February 28, 1999, a net change of $1,669,591. The reversal in the foreign exchange account was caused by the debentures, accrued interest and premium that are denominated in US Dollars. In fiscal year ended February 28, 1999, after the debentures were issues, the Canadian Dollar initially decreased in value relative to the US Dollar but it has since increased in value during fiscal year ended February 29, 2000.

B. Liquidity and Capital Resources

During the period ended August 31, 2001, the Company completed a private placement of $3,057,459 net of expenses which allowed the Company to continue operations and allowed management time to refinance or renegotiate the terms of the Convertible Debentures that were to mature on October 13, 2001. Excluding the repayment of the Debentures, the Company expected to have sufficient working capital to operate until December 2001.

Subsequent to August 31, 2001, the Company announced it reached an agreement for the Conversion of the Convertible Debentures and plans for funding project development requirements.

The maturity of the Convertible Debentures has been extended to February 28, 2002. After October 12, 2001, the principal balance and accrued interest but not the premium now bear interest at a rate of 14% per year until February 28, 2002.

The total amount owing to the Debenture Holders is to be converted into Common Shares of the Company on February 28, 2002 at a price of $0.20 per share. In addition, the Company has agreed to undertake a rights issue to raise up to $30 Million. Olympus will provide a standby facility of $5 Million and Crew

Development Corporation will exercise its rights ($4 Million) and provide a standby facility of $1 Million. The standby facilities will be drawn, up to these agreed maximums, in the event the rights issue is not fully subscribed for by other shareholders. This arrangement will ensure that the Company will raise a minimum of $10 million of additional cash.

Olympus and Crew are to provide up to $800,000 and $200,000 in interim financing by way of a loan to allow the Company to operate and meet its short-term commitments until the closing of the Rights Offering. Amounts drawn under this interim financing will bear interest at a rate of 10% per year compounded semi-annually until repaid from the proceeds of the rights offering

The funds raised in the Offering will be used towards the completion of the final Somboon development plan estimated at U.S.$19 Million over a period of 18 months (includes G&A costs) and the settlement of the withholding taxes to the Government of Canada on the amount of interest and premium paid or deemed paid to the Debenture holders on conversion to common shares of the Company. The actual amount to be paid is dependent on tax rulings on the jurisdictions of the Debenture Holders and it is estimated to be up to U.S.$4.1 Million. The development budget includes the required U.S.$5 Million mining licence fee payable once the Company has obtained it.

Beacon Group Advisors Inc., has been retained to advise in discussions with companies which may be interested in a possible equity investment.

Immediate efforts are now being made to strengthen the existing management team. The international recruiting firm of TMP Worldwide Executive Search has been retained by Olympus to identify the best possible candidates for the most critical position, that of Chief Executive Officer to be based in Bangkok, Thailand.

The Conversion of the Convertible Debentures is subject to certain conditions including closing of the Offering (of which a minimum of $10,000,000 has been committed) and shareholder approval as set out under "Convertible Debentures". In the event these conditions are not fulfilled, the Company will be in default of the Convertible Debentures after February 28, 2002, insolvent and unable to fund its continued development of the Somboon Project. The Company would then likely have to cease operations and file for bankruptcy.

Depending on the amount of equity raised in conjunction with the Offering, the Company may need to raise additional equity to fund the completion of the Somboon and Udon Projects.

The Company has no hedging program in place against increases or decreases in the U.S. Dollar versus the Canadian Dollar.

Outlook

The Company's ability to fund the development of the Somboon and Udon deposits and the construction of the proposed Somboon mine is dependent on the Company's ability to raise sufficient equity and debt financing. There are no guarantees that the Company can raise from the rights Offering substantially more than the $10Million committed by Olympus and Crew. Additional financing would then be required as the Company needs an estimated U.S.$19 Million to complete the development of the Somboon Deposit prior to a decision to build a mine.

DIVIDENDS

The Company has not since its incorporation paid any cash dividends on any of its Common Shares, and has no present intention to pay dividends save that during the fiscal year ended February 28, 1994, the Company paid a dividend in kind to each shareholder of the Company representing one share of Canadian Crew Energy Corporation (now "**Crew Development Corporation**") with a book value of $0.705 per share for each fifteen common shares of the Company held on June 15, 1993. A total of 1,856,944 Crew shares were so distributed.

The future dividend policy would be determined by the Board of Directors of the Company on the basis of future earnings, financial requirements, and other relevant factors.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Asia Pacific consists of 2,000,000,000 shares without par value of which 60,093,341 Common Shares are issued and outstanding as at the date hereof.

The Common Shares are without nominal or par value. The holders of Common Shares are entitled to one vote per share at all meetings of shareholders of Asia Pacific and to receive dividends, if, as and when declared by the Board of Directors of Asia Pacific. In the event of voluntary or involuntary liquidation, dissolution or winding-up after payment of all outstanding debts, the remaining assets of Asia Pacific available for distribution shall be distributed to the holders of Common Shares. The holders of Common Shares will have no pre-emptive, redemption or conversion rights.

CONSOLIDATED CAPITALIZATION

The following table and the notes thereto set forth the capitalization of Asia Pacific as at the dates indicated and as adjusted giving effect to the exercise of rights (or without giving effect to the exercise of the Warrants) the following table should be read in conjunction with and is qualified in its entirety by reference to the financial statements appearing elsewhere in this Prospectus.

Designation of Security	Amount Authorized	Outstanding as at February 28, 2001 (Audited)	Outstanding as at August 31, 2001 (unaudited)	Pro-forma as at February 28, 2002 (unaudited) (1)
Common	2,000,000,000	($72,179,535) (54,467,705 Common Shares)	($75,236,994) (60,093,341 Common Shares)	($169,124,942) (530,783,083 Common Shares)
Warrants (2)	N/A	($0) 1,200,000 warrants to purchase 1,200,000 Common Shares	($0) 6,825,636 warrants to purchase 6,825,636 Common Shares	155,858,988 warrants to purchase 155,858,988 Common Shares ($Nil)
Rights	N/A	Nil	Nil	Nil

Current liabilities, including current portion of long-term debt [3]		$56,817,931	$62,276,335	Nil
Total Shareholders Equity [4]		$22,586,147	$17,511,945	($111,399,893 530,783,083 Common Shares)

1. Reflects the issuance of 60,093,341 rights for proceeds of $29,796,670 net of Offering expenses estimated at $250,000 and the issuance of 150,233,352 Common Shares assuming the exercise of all Rights, but without giving effect to the exercise of up to 150,233,352 Warrants (see "Plan of Distribution") or warrants issued pursuant to a prior private placement (see "Prior Sales"), and the issuance of up to 320,456,390 Common Shares on conversion of up to $64,091,278 pursuant to the Debenture Conversion.
2. Reflects the issuance of 150,233,352 Warrants assuming the exercise of all Rights pursuant to the Offering and the 5,625,636 warrants issued pursuant to a prior private placement. Warrants to purchase 1,200,000 Common Shares of the Company at $3.60 per Share expired on November 10, 2001.
3. The pro-forma unaudited current liabilities takes into account the repayment of the indebtedness under the Convertible Debentures upon completion of the Debenture Conversion and the repayment of any Interim Financing.
4. There is no assurance that all of the Rights will be exercised or that any of the Warrants or Options will be exercised.

OPTION TO PURCHASE SECURITIES

As at December 01, 2001, the number of options held by executive officers and past executive officers as a group, all Directors and past directors (but not executive officers) as a group, and all employees and past employees as a group are as follows:

	Number of Securities	Exercise Price	Market Value of Securities on the Date of Grant	Number in the Group
Executive Officers	295,000	$3.15	$3.15	4
	130,000	$2.35	$2.35	
	319,000	$2.98	$2.98	
	120,000	$4.00	$4.00	
	80,000	$3.35	$3.35	
	944,000			
Directors	600,000	$3.15	$3.15	4
	1,125,000	$2.35	$2.35	
	946,000	$2.98	$2.98	
	250,000	$4.00	$4.00	
	250,000	$3.35	$3.35	
	3,171,000			
Employees	40,000	$3.15	$3.15	2
	5,000	$2.35	$2.35	
	44,000	$2.98	$2.98	
	15,000	$4.00	$4.00	
	104,000			

Consultants	100,000 44,000 144,000	$3.15 $2.98	$3.15 $2.98	1

Prior Sales

During the twelve months prior to the date of this Prospectus, the Company sold by way of private placement, for cash, a total of 5,625,636 Units at $0.55 per unit with each unit consisting one Common Share and one warrant, each warrant entitling the holder to purchase an additional Common Share of the Company at an exercise price of $1.00 per Common Share until May 31, 2002.

Stock Exchange Price

The Common Shares of the Company are listed on the TSE. The following is a summary of the market price and trading volumes of the Common Shares on the TSE.

Month	High	Low	Volume
2001			
December 1 - 21, 2001	$0.33	$0.14	5,479,572
November	$0.31	$0.18	3,442,500
October	$0.50	$0.28	1,382,700
September	$0.58	$0.34	693,400
2nd Quarter FYE 2002(1)	$1.05	$0.47	4,696,200
1st Quarter FYE 2002	$0.90	$0.47	1,602,900
4th Quarter FYE 2001	$1.25	$0.82	3,821,305
3rd Quarter FYE 2001	$1.42	$0.82	6,253,726
2nd Quarter FYE 2001	$1.70	$1.20	4,545,656
1st Quarter FYE 2001	$2.00	$1.26	5,881,831
4th Quarter FYE 2000	$2.35	$1.45	12,937,544

(1) "FYE" means fiscal year end.

PRINCIPAL SHAREHOLDERS

The following table sets forth the particulars, as at the date hereof, with respect to those persons who, to the knowledge of the directors of the Company, beneficially own or exercise control or direction over more than 10% of the Shares.

Name of Shareholder	Type of Ownership	Approximate number of Common Shares held	Percentage of Outstanding Common Shares
Crew Development Corporation(1)	Beneficial	8,000,000	13.3%

(1) Crew also holds warrants to purchase 4,000,000 Common Shares at $1.00 per Common Share until May 31, 2002.

Crew will acquire up to 25,000,000 Units pursuant to the Crew Commitments and Olympus will acquire up to 25,000,000 Units pursuant to the Stand-by Commitment and approximately 232,010,420 Common Shares pursuant to the Debenture Conversion. Crew will hold 33,000,000 Shares (7.7% of the issued capital) if none of the Rights are exercised by other Shareholders, the Offering Commitments are completed and

Debenture Conversion occurs. Crew will hold 28,000,000 Common Shares (5.3%) if all the Rights are exercised with no oversubscription, the Offering Commitments are completed and Debenture Conversion occurs. Upon completion of the Stand-by Commitment and the Debenture Conversion, (calculated on the basis of a U.S.$1.65/Cdn$1.00 exchange rate and subject to the U.S.$/Cdn$ exchange in effect at the time of conversion), Olympus will hold approximately 232,010,420 Common Shares (80.2%) if none of the Rights are exercised by Shareholders other than Crew and 60.4% of the Company's issued and outstanding Shares if all of the Rights are exercised.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, the office held (if any) with the Company and details of principal occupation held in the past 5 years of each of the directors and officers of the Company:

Name, Municipality of Residence and Position	Principal Occupation or Employment and, If Not a Previously Elected Director, Occupation During the Past 5 Years	Previous Service as a Director	Number of Common Shares Beneficially Owned or, Directly or Indirectly, Controlled (1)
ROBERT G. CONNOCHIE(2) Cos Cob, Connecticut CHAIRMAN/CEO/ PRESIDENT/DIRECTOR	Chairman, CEO and President of Asia Pacific Resources Ltd.	1995	192,000(3)
PETER WONG Vancouver, BC ACTING CFO	Financial Controller of Asia Pacific Resources Ltd.	None	Nil (4)
JOHN M. DARCH West Vancouver, B.C. DIRECTOR	Chairman and Chief Executive Officer of Crew Development Corporation; previously, Co-Chairman of Asia Pacific Resources Ltd.	1987	1,346,500(5)
PETER D. BARNES (2), (6) North Vancouver, B.C. DIRECTOR	President and Chief Financial Officer of Crew Development Corporation; previously, Chief Financial Officer of Asia Pacific Resources Ltd.;	1996	15,500 (7)
WAYNE H. FALLIS (2), (6) West Vancouver, B.C. DIRECTOR	President of Global Marine (Canada) Inc. (international shipping and trading)	1993	145,000 (8)
DAVID R. WILLIAMSON (6) London, England DIRECTOR	Former Managing Director of David Williamson & Associates (mining analyst and investment banker)	1994	50,000 (9)
PETER R. ACKERMAN Berlin, Germany DIRECTOR	Businessman; practicing attorney in Berlin, Germany	2000	3,163,500(10)
DONALD P. HAGUE North Vancouver, B.C. DIRECTOR/Vice President Engineering	Professional Engineer; employee of Asia Pacific Resources Ltd.	2000	5,000 (11)

1 Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at November 30, 2001, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such Common Shares are held directly. Does not include options to purchase Common Shares.

2 Member of the Compensation Committee established on March 22, 2001.

3 Robert Connochie currently holds exercisable options to purchase 452,000 Common Shares.

4 Mr. Wong currently holds exercisable options to purchase 119,000 Common Shares.

5. Mr. Darch also owns 50% of Crew Holdings Ltd. which owns 4,742,375 Common Shares. John Darch currently holds exercisable options to purchase 2,119,000 Common Shares.

6. Member of the Audit Committee.

7. Peter D. Barnes currently holds exercisable options to purchase 526,000 Common Shares.

8. Wayne Fallis currently holds exercisable options to purchase 278,000 Common Shares.

9. David Williamson currently holds exercisable options to purchase 248,000 Common Shares.

10. Common Shares are held by an investment group of which he is a member.

11. Donald Hague currently holds exercisable options to purchase 218,000 Common Shares.

Corporate Cease Trade Orders or Bankruptcies

No Director, officer or promoter of the Company is or, in ten years prior to the date of this Prospectus, has been a Director, officer or promoter of any other company that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No Director, officer or promoter of the Company has, within the ten years prior to the date of this Prospectus, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Individual Bankruptcies

No Director, officer or promoter of the Company has, within the ten years prior to the date of this Prospectus, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain of Asia Pacific's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which Asia Pacific may participate, the directors of Asia Pacific may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of Asia Pacific's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the applicable laws, the directors of Asia Pacific are required to act honestly, in good faith and in the best interests of Asia Pacific. In determining whether or not Asia Pacific will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Asia Pacific may be exposed and its financial position at that time.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("**the Rules**") made under the *Securities Act* (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed fiscal years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at February 28, 2001 and the other four most highly compensated executive officers of the Company as at February 28, 2001 whose individual total compensation for the most recently completed fiscal year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed fiscal year (collectively "**the Named Executive Officers**").

Summary Compensation Table

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compens a-tion ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Gerald D. Wright[1] C.E.O./Co-Chairman	2001	120,000	-	199,679 [20	2,119,000	-	-	-
	2000	-	22,406	307,997 [20	2,119,000	-	-	-
	1999	-	19,096	278,200 [1]	1,969,000	-	-	-
Robert G. Connochie[1] President	2001	-	-	240,722	452,000	-	-	-
	2000	-	-	198,766	452,000	-	-	-
	1999	-	-	258,232	432,000	-	-	-
John M. Darch[1] Co-Chairman	2001	-	12,570	359,103	2,119,000	-	-	-
	2000	-	22,406	448,361	2,119,000	-	-	-
	1999	-	19,096	278,200[1]	1,969,000	-	-	-
Keith Crosby[3] V.P. Exploration and Development,	2001	124,364	6,180	-	155,000	-	-	-
	2000	120,000	6,000	-	155,000	-	-	-

Donald P. Hague (6) Vice President Engineering	2001	88,428	4,410	30,000	218,000	-	-	-

1 Gerald D. Wright was appointed Chief Executive Officer on August 28, 1998 and resigned on March 22, 2001 as Chief Executive Officer and Co-Chairman. On March 22, 2001, Robert G. Connochie was appointed the Company's Chief Executive Officer and Chairman of the Board.

2 In addition for fiscal year ended February 28, 2001 and fiscal year ended February 29, 2000, $130,896 and $140,364 were paid, respectively, to a private Thai company for management services rendered to the Company's subsidiary, Asia Pacific Potash Corporation Ltd. Gerald Wright holds a minority interest in the Thai private company.

3 In addition, $279,000 for the 1999 fiscal year was paid to a private Thai company for management services rendered to the Company's subsidiary, Asia Pacific Potash Corporation Ltd. Gerald Wright and John Darch each, individually and in the aggregate, held a minority interest in the Thai private company.

4 John M. Darch resigned as Co-Chairman on October 31, 2000.

5 Keith Crosby was appointed as V.P. of Exploration and Development for Asia Pacific Potash Corporation Ltd. on February 24, 2000.

6 Donald P. Hague was appointed as V.P. of Engineering on March 1, 2000.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company did not grant stock options under a Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's Shares during the most recently completed financial year.

Option Repricings

The Company did not reprice any options or amend the terms of any option grants during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

As at the fiscal year ended February 28, 2001, the Company had employment contracts through management services companies with the Named Executive Officers.

John Darch ceased to be a Named Executive Officer effective January 31, 2001 and his contracts with the Company were terminated. Gerald Wright ceased to be a Named Executive Officer on March 22, 2001. The Company negotiated a termination agreement with Gerald Wright that entitles him to receive a termination package worth approximately $900,000, payable on a monthly basis from April 2001 to May 2003.

Effective March 1, 1998, the Company included clauses in the contracts with its executive officers providing for compensation in the event of the involuntary termination of employment (other than for cause) or in the event of the resignation or retirement for good reason (change in duties, responsibilities or status, or decrease in salaries or benefits) of the executive officer following a change in control of the Company.

Under the terms of these clauses, Robert G. Connochie is entitled to receive cash compensation equal to eighteen times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason within 15 months of a change of control, and receive cash compensation equal to twelve times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason more than 15 months but within 18 months of a change of control.

Effective March 1, 2000, the Company included clauses in the contract with Donald Hague, V.P. Engineering, that entitles him to receive cash compensation equal to one month of salary for each year of service, with a minimum compensation amount of six months of salary, if he is terminated without just cause. Within 24 months of a change of control, Donald Hague is entitled to receive a cash compensation equal to 18 times his monthly salary and other compensation payable by the Company and its subsidiaries if he is terminated without cause or resigns with good reason.

Directors' Compensation

An annual fee of $10,000 for services as a Director is normally paid to each Director of the Company. No additional fees are paid for meeting attended. The annual fee for the fiscal year ended February 28, 2001 was deferred by the Board and subsequently paid in July 2001.

Stock Options

The Company presently does not have a formalized stock option plan for the granting of incentive stock options to its executive officers, employees or Directors. Grants are made to executive officers, employees or Directors on the basis of the number of options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to influence corporate and business performance. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, Directors and employees of the Company and to closely align the personal interests of such persons to the interests of the shareholders.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any Director, executive officer, senior officer or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year, except as follows:

At the end of the fiscal year ended February 28, 2001, $291,798 was owed to the Company by two Directors. These funds were received by the Company in June 2001.

PLAN OF DISTRIBUTION

Rights and Units

The Company hereby issues to Shareholders of record at the close of business on the Record Date, ●, 2002, one (1) Right for each Share so held. The Rights will be evidenced by a fully transferable Rights Certificate registered in the name of each Shareholder entitled thereto and setting out the total number of Rights to which such Shareholder is entitled. Each Right will entitle the holder to subscribe for one (1) Unit at the **Rights Exercise Price** on the terms and conditions described in this Prospectus. Each Unit will consist of two and one-half (21/2) Shares and one (1) Warrant. Only subscriptions for whole Units will be accepted. Holders of Rights Certificates who exercise their Rights in full are also entitled to subscribe for Additional Units. See "Additional Subscription Privilege". No minimum level of exercise of Rights is required. Except as otherwise stated in this Prospectus, a Right does not entitle the holder thereof to any rights whatsoever as a shareholder of the Company. Each Warrant will entitle the holder thereof to subscribe for two and one-half (21/2) additional Shares at the Warrant Exercise Price. Certificates representing the Warrants will be issued to the holder upon the exercise of the corresponding number of Rights.

Rights Certificates

A Rights Certificate and a copy of this Prospectus will be mailed to each registered holder of Shares of record as of the close of business on the Record Date who is resident in a Qualifying Jurisdiction. Rights Certificates of Shareholders resident outside of a Qualifying Jurisdiction (the "**Non-Qualifying Shareholders**") will be delivered to, and held and dealt with by, the Subscription Agent on behalf of the Non-Qualifying Shareholders. See "Certain Shareholders Resident Outside the Qualifying Jurisdictions".

Expiry Time

The Rights will expire at 4:00 p.m. (Vancouver time) on ●, 2001 (the "**Rights Expiry Time**"). **RIGHTS NOT EXERCISED AT OR PRIOR TO THE RIGHTS EXPIRY TIME WILL BE VOID AND OF NO VALUE. The Warrants will expire at 4:00 p.m. (Vancouver time) on ●, 2003 (the "Warrant Expiry Time"). WARRANTS NOT EXERCISED AT OR PRIOR TO THE WARRANT EXPIRY TIME WILL BE VOID AND OF NO VALUE.**

Additional Subscription Privilege

A holder of Rights who wishes to exercise all of such holder's Rights (by subscribing for all of the Units to which such Rights entitle such holder) may subscribe for Additional Units at the Rights Exercise Price (the "**Additional Subscription Privilege**"). The Additional Units will be allotted from the Units, if any, not subscribed and paid for pursuant to the exercise of Rights prior to the Rights Expiry Time. In the event there is not a sufficient number of Additional Units available to satisfy all requests made pursuant to the Additional Subscription Privilege, the Additional Units will be allotted on a *pro rata* basis to each holder exercising the Additional Subscription Privilege. See "How to Use the Rights Certificate - Additional Subscription Privilege".

U.S. Shareholders

The Rights offered hereby are exempt from registration under the U.S. Securities Act and all state securities laws, except in California where the Rights will be registered. The Shares and Warrants underlying the Rights and the Warrant Shares issuable upon exercise of the Warrants will be registered under the U.S. Securities Act and will be exempt from registration, or registered as required, under all state securities laws. The Rights, Shares Warrants and Warrant Shares will be fully transferable and freely tradeable under U.S. federal and state securities laws. Right Certificates will be forwarded to, and subscriptions accepted from, residents with a registered address in the United States of America, its territories and possessions.

Certain Shareholders Resident Outside the Qualifying Jurisdictions

Shareholders who are residents of jurisdictions other than the Qualifying Jurisdictions (the "**Non-Qualifying Shareholders**") will not be sent Rights Certificates. Instead, Non-Qualifying Shareholders will be sent a letter advising them that their Rights Certificates will be delivered to, held and dealt with by, the Subscription Agent for and on behalf of all Non-Qualifying Shareholders.

At or before the Rights Expiry Time, the Subscription Agent will attempt to sell the Rights evidenced by the Rights Certificates held by the Subscription Agent for and on behalf of Non-Qualifying Shareholders on the market on a reasonable efforts basis, on such date or dates and at such price or prices as the Subscription Agent determines in its sole discretion. Instructions as to the sale, transfer or exercise of such Rights will not be accepted from the Non-Qualifying Shareholders. The Subscription Agent's ability to sell such Rights, and the price obtained for such Rights, will be dependent upon market conditions. The Subscription Agent will not be subject to any liability for failure to sell any of such Rights at a particular price or at all. The Subscription Agent will divide the net proceeds from the sale of such Rights (after deducting the brokerage commissions and any applicable withholding taxes, as instructed by the Company) *pro rata* among the Non-Qualifying Shareholders. The Subscription Agent will mail cheques to the Non-Qualifying shareholders at their addresses appearing on the records of the Company as soon as practicable after the Rights Expiry Time. There is a risk that the proceeds received from the sale of the Rights will not exceed any applicable brokerage commissions and withholding taxes. In such event, no cheques will be mailed to the Non-Qualifying Shareholders. Any interest earned with respect to the funds held in connection with the Additional Subscription Privilege will be for the benefit of the Company.

A Non-Qualifying Shareholder who holds Rights on behalf of a person who is a resident of a Qualifying Jurisdiction must notify the Subscription Agent, in writing, on or before the seventh (7th) day prior to the Rights Expiry Time, if such person wishes to participate in the Rights Offering. Otherwise, the Subscription Agent will attempt to sell such Rights as described above. **Accordingly, the Subscription Agent will not commence to attempt to sell Rights on behalf of Non-Qualifying Shareholders until after the seventh (7th) day prior to the Rights Expiry Time.**

Listing of Rights on The Toronto Stock Exchange

The Rights will be listed and posted for trading on the TSE. However, the Warrants will not be listed or posted for trading on the TSE. Rights may be bought or sold through any registered investment dealer or broker who is a member of the TSE. Trading in the Rights on the TSE will terminate at 12:00 p.m. (Toronto time) on ●, 2002. Payment of any service charge, commission or other fee payable in connection with the exercise or any trade of the Rights (other than any fee for services to be performed by the

Subscription Agent – see "Subscription Agent and Subscription Office") shall be the responsibility of the Rights holder and not the Company or the Subscription Agent.

The Company has not retained a managing dealer or a soliciting dealer group for the purpose of soliciting subscriptions for the exercise of Rights. No solicitation fee shall be paid in respect of any subscriptions by any director, officer, employee or insider of the Company.

Registration and Delivery of Share Certificates

The Shares comprising the Units purchased through the exercise of Rights, including under the Additional Units and Shares issued upon exercise of the Warrants will be registered in the name of the person to whom the Rights or Warrants were issued or such person's transferee, if any, indicated on the appropriate form on the Rights Certificate or Warrant Certificate. Certificates for Shares will be delivered as soon as practicable by mail to the address appearing in the records of the Company with respect to the person to whom the Rights Certificate or Warrant Certificate was issued or to the address of the transferee, if any, indicated on the appropriate form on the Rights Certificate or Warrant Certificate. In the case of Additional Units issued under the Additional Subscription Privilege, a separate certificate for the Shares comprising such Units so issued will be mailed to the subscriber as soon as practicable after the Rights Expiry Time.

Subscription Agent and Subscription Office

Pacific Corporate Trust Company has been appointed as the Subscription Agent by the Company to perform services relating to the exercise of Rights, including receiving subscriptions and payments from Shareholders at or before the Rights Expiry Time and issuing certificates for Shares and Warrants subscribed for and acting as agent for Non-Qualifying Shareholders as described under "Certain Shareholders Resident Outside the Qualifying Jurisdictions". The Subscription Office is located at 625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8. The Subscription Agent will hold all subscription payments for Units received until the Rights Expiry Time when it will forward certificates representing the Shares and Warrants subscribed for and release the subscription funds to the Company. In accordance with the terms of an agreement between the Subscription Agent and the Company, the Company will pay the Subscription Agent a fee for the services described above.

Offering Commitments

Under the Crew Support Agreement, the Company obtained the Crew Exercise Commitment from its principal shareholder Crew to exercise the Rights it will receive pursuant to the Offering in the amount of approximately $4,000,000 and the Crew Additional Subscription to subscribe for further Units in the approximate amount of $1,000,000, for an aggregate of up to $5,000,000 pursuant to the Additional Subscription Privilege.

Under the Olympus Support Agreement, the Company also received the Olympus Stand-by Commitment from Olympus to subscribe for up to $5,000,000 of the Units offered hereunder and not otherwise subscribed for by other shareholders pursuant to the Additional Subscription Privilege.

The Crew Exercise Commitment and the Olympus Stand-by Commitment will be reduced if subscriptions for the Offering exceeding $20,000,000 (excluding the Offering Commitments) are received. In such event, the Crew Exercise Commitment and the Olympus Stand-by Commitment will be reduced proportionate to the amount outstanding of their said Commitment. Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to their Offering Commitments by setting off, on a pro rata basis against the subscription price of such Units, the Company's obligation to repay the Interim Financing. See "Interim Financing" and "Use of Proceeds".

Crew and John Darch, a director of the Company and a shareholder, officer and director of Crew, have agreed with Olympus that they will not subscribe to more than $5,000,000 in Rights through the Crew Commitments unless Olympus has received the opportunity to subscribe for a minimum of $5,000,000 in Rights by way of the Olympus Stand-by Commitment. John Darch also agreed to continue to act as a Director for a period of time up to two years.

Neither Crew nor Olympus will receive any compensation or fee, directly or indirectly, from the Company for performing their respective obligations under the Offering Commitments. Neither Crew nor Olympus has provided the Company with any undertaking regarding the exercise of Warrants they will acquire pursuant to the Offering.

Crew Development holds approximately 13.3% of the issued shares of the Company as at the date of this Prospectus. Olympus has agreed to cause the Debentures to be converted to shares of the Company, as to all principal, accrued interest and premium outstanding to the date of conversion. See "Principal Shareholders" and "Convertible Debentures".

HOW TO USE THE RIGHTS CERTIFICATE

General

By completing and signing the appropriate form(s) on the Rights Certificate in accordance with the instructions outlined below and on the Rights Certificate, a Rights Certificate holder may:

(a) subscribe for Units (Form 1);

(b) subscribe for Additional Units, assign Rights or sell Rights otherwise than through the Subscription Agent (Form 2);

(c) assign Rights or sell Rights otherwise than through the Subscription Agent (Form 3); or

(d) divide the Rights Certificate (Form 4).

Exercise of Rights

Each Right will entitle the holder to purchase one Unit at a price of C$0.50 per Unit (the "**Rights Exercise Price**"). Fractional Shares will not be issued nor will any cash in lieu thereof be paid. A holder of Rights resident in one of the Qualifying Jurisdictions may subscribe for all or any lesser number of whole Units for which the Rights Certificate entitles such holder to subscribe by completing and signing Form 1 on the Rights Certificate and delivering the Rights Certificate and full payment of the Rights Exercise Price for the Units subscribed for to the Subscription Agent at the Subscription Office. The Rights Exercise Price shall only be payable in Canadian funds by certified cheque, bank draft or money order to the attention of the Subscription Agent. The requisite payment together with the duly completed Rights Certificate must be received by the Subscription Agent at or prior to the Rights Expiry Time, failing which, and regardless of the reason for such failure, the Rights Certificate will be void and without value.

Additional Subscription Privilege

A holder of Rights who subscribes for all of the Units to which such holder is entitled may, at the same time, subscribe for Additional Units at the Rights Exercise Price. To properly exercise this privilege, the holder of Rights must fully complete Form 1 as well as Form 2 on the Rights Certificate, specifying therein the number of Additional Units desired, and deliver the Rights Certificate and full payment of the Rights Exercise Price for each Additional Unit subscribed for to the Subscription Agent at the Subscription Office at or prior to the Rights Expiry Time. The Rights Exercise Price for Additional Units shall be payable only in Canadian funds by certified cheque, bank draft or money order to the attention of the Subscription Agent. Such funds will be placed by the Subscription Agent in a segregated account, pending allocation of the Additional Units in the manner contemplated herein, and funds received from any holder in excess of the Rights Exercise Price corresponding to the Additional Units allocated to such holder will be returned by mail to such holder without interest or deduction. Any interest earned with respect to funds held by the Subscription Agent in connection with the Additional Subscription Privilege will be solely for the benefit of the Company.

The Units available for subscription to holders under the Additional Subscription Privilege will only be those Units, if any, that have not been subscribed for by the holders of Rights Certificates at or prior to the Rights Expiry Time. If the aggregate number of Additional Units subscribed for by holders of Rights Certificates who complete Form 2 exceeds the number of Additional Units available, the number of Units allocated to each holder will be the lesser of:

(a) the number of Units subscribed for by such holder under the Additional Subscription Privilege; and

(b) subject to the following sentence, the product (disregarding fractions) obtained by multiplying the aggregate number of Additional Units available by a fraction of which the numerator is the number of Units subscribed for by that holder pursuant to the initial subscription in Form 1 and the denominator is the aggregate number of Units subscribed for pursuant to the initial subscription in Form 1 by all holders who complete Form 2.

If any holder of Rights has subscribed for fewer Additional Units than his, her or its *pro rata* share under (ii) above, the excess Additional Units will be allotted in a similar manner among the participants who were allotted fewer Additional Units than they subscribed for.

If, as a result of the application of the foregoing formula, a subscriber in the Additional Subscription Privilege is allotted fewer Units than the number specified in his, her or its Form 2, the Subscription Agent, when mailing the share certificates and warrant certificates evidencing such Units issued to the subscriber, will refund, without interest or deduction, the excess portion of the total Rights Exercise Price paid by the subscriber. Any interest earned with respect to the funds held in connection with the Additional Subscription Privilege will be for the benefit of the Company.

Sale and Transfer of Rights

A holder of Rights may sell, instead of exercising, such holder's Rights by completing and signing Form 3 on the Rights Certificate and delivering the Rights Certificate to the purchaser (transferee). If a Rights Certificate is transferred in blank, the Company and the Subscription Agent may thereafter treat the holder as the absolute owner of such Rights Certificate for all purposes and neither the Company nor the Subscription Agent will be affected by notice to the contrary.

The signature of the transferring Rights Certificate holder on Form 3 must be guaranteed by a Canadian chartered bank or trust company or by a member firm of the TSE, or otherwise to the satisfaction of the Subscription Agent.

The transferee may exercise all of the Rights of a Rights Certificate holder without obtaining a new Rights Certificate by following the procedure described under the heading "*Exercise of Rights*", provided that the Subscription Agent will not accept a subscription from any transferee who appears to the Subscription Agent to be, or who the Subscription Agent has reason to believe is, a resident of any jurisdiction other than a Qualifying Jurisdiction, in which case such Rights Certificate will be dealt with in the manner described under the heading "*Certain Shareholders Resident Outside the Qualifying Jurisdictions*".

Division of Rights

Rights Certificates are divisible by their holders by delivery to the Subscription Agent of the Rights Certificate with a request that such Rights Certificate be divided into two or more Rights Certificates. The Subscription Agent will then issue new Rights Certificates in such denominations (totalling the same number of Rights as evidenced by the original Rights Certificate being divided) as requested by such holder. Rights Certificates must be surrendered for division no less than four (4) business days prior to the Rights Expiry Time to permit the new Rights Certificates to be issued and used by the Rights holders.

Signatures

The signature on any form on the Rights Certificate must correspond exactly with the name of the holder shown on the face of the Rights Certificate (unless the Rights Certificate has been transferred in blank, in which case the Company and the Subscription Agent may treat the holder as the absolute owner of such Rights for all purposes and neither the Company nor the Subscription Agent shall be affected by notice to the contrary). If a form is signed by a trustee, executor, administrator, officer of a corporation or any person acting in a fiduciary or representative capacity, the Rights Certificate must be accompanied by evidence of authority to so sign satisfactory to the Subscription Agent.

Unexercised Rights

If a holder of Rights fails to surrender such holder's Rights Certificate(s) to the Subscription Agent at or prior to the Rights Expiry Time, surrenders the Rights Certificate(s) but fails to complete Form 1 on the Rights Certificate(s), or fails to make full payment of the Rights Exercise Price in respect of any Units for which such holder wishes to exercise the Rights Certificate(s), such holder will be deemed not to have exercised the Rights represented by such Rights Certificate(s) (or such portion thereof in respect of which such holder has failed to make payment), and such Rights will be void and of no value.

In addition, the holder of a Rights Certificate who exercises some but not all of the Rights and who does not request the Subscription Agent to return a Rights Certificate representing his, her or its residual Rights which he, she or it may then sell or transfer, such holder shall be deemed to have elected to waive the unexercised balance of such Rights and such remaining Rights will be void and of no value.

Reservation of Shares

The Company will at all times reserve sufficient of its unissued Shares to permit the exercise of the Rights and the Warrants issued upon exercise of the Rights.

DESCRIPTION OF WARRANTS

The Warrants will be issued pursuant to an indenture (the "**Warrant Indenture**") to be dated as of the Record Date and made between the Company and Pacific Corporate Trust Company (the '**Warrant Trustee**"). The following is a summary of the material provisions of the Warrants and is subject to the detailed provisions of the Warrant Indenture.

Purchase of Shares and Exercise of Warrants

Each Warrant will entitle the holder, on payment of the price of $1.00 per Warrant (the "**Warrant Exercise Price**") on or before the Warrant Expiry Time, to receive two and one half (2½ additional Shares (being the equivalent of $0.40 per Common Share) on delivery to the Warrant Trustee of a duly completed and signed Warrant Exercise Notice and payment by certified cheque, bank draft or money order of the total Warrant Exercise Price of $0.40 to the attention of the Warrant Trustee at its principal office. The Warrants will expire at 4:00 p.m. (Vancouver time) on ●, 2003, the Warrant Expiry Time.

Transferability of Warrants

Subject to compliance with the provisions of the Warrant Indenture and applicable securities legislation, the Warrants will be fully transferable.

Warrant Trustee

The Warrants will be issued in registered form pursuant to the Warrant Indenture. The Company has designated Pacific Corporate Trust Company as Warrant Trustee at its principal office at 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8 where the Warrants may be surrendered for exercise, exchange or replacement.

Adjustment of Exercise Price and Subscription Rights

The Warrant Indenture will provide for the adjustment of the Warrant Exercise Price and/or the number of Shares issuable on the exercise of the Warrants, on the occurrence of certain events, including:

(c) the subdivision or consolidation of the Shares;

(d) the distribution of Shares to all or substantially all of the Shareholders by way of a stock dividend or other distribution, other than "dividends paid in the ordinary course" (as defined in the Warrant Indenture);

(e) the issue of rights, options or warrants to all or substantially all of the Shareholders entitling them, within a period expiring not more than forty-five days after the date of issue thereof, to acquire Shares (or securities convertible into Shares) at less than 95% of the then "current market price" (as defined in the Warrant Indenture) of the Shares; and

(f) the distribution to all or substantially all of the Shareholders of securities other than Shares or rights, options or warrants (other than those described in (c) above), or of property or other assets (including evidences of indebtedness) but excluding "dividends paid in the ordinary course".

The Warrant Indenture will also provide for an adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security (subject to certain exceptions as provided in the Warrant Indenture) if there is (i) a reclassification of the Shares, (ii) an amalgamation, merger or arrangement of the Company with another entity, or (iii) a transfer of all or substantially all of the Company's assets.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give the public notice of at least fourteen (14) days prior to the record date or effective date, as the case may by, of certain stated events.

No adjustment in the Warrant Exercise Price or the number of Shares issuable upon the exercise of Warrants is required to be made (a) unless the cumulative effect of such adjustment or adjustments would change the Warrant Exercise Price by at least 1% or the number of Shares issuable upon the exercise by at least one-tenth of 1%, or (b) if the holders of Warrants are entitled, subject to regulatory approval, to participate in any event described above as though they had increased their Warrants prior to the concurrence of such event (other than in the case of a subdivision or consolidation of Shares).

Right to Purchase

Under the Warrant Indenture, the Company will have the right to purchase on the open market, by private agreement or otherwise, all or part of the Warrants then outstanding.

No Fractional Shares

No fractional Shares will be issued on the exercise of any Warrant nor will cash in lieu thereof be paid.

Warrantholders Not Shareholders

Holders of Warrants have no voting rights, pre-emptive rights or any other rights as a shareholder of the Company.

PARTICIPATION BY DIRECTORS AND SENIOR OFFICERS

Of the 60,093,341 Common Shares outstanding as of the date of this Prospectus, directors and senior officers of the Company hold directly and indirectly 5,077,500 Common Shares (8.5%). In addition, a director has a 50% interest in Crew Holdings Ltd. which holds 4,742,375 Common Shares. The Company has been advised that the directors and senior officers intend to exercise approximately 1,104,350 Rights to purchase Units representing approximately 22% of the Rights to which they are entitled.

CANADIAN FEDERAL INCOME TAX CONSIDERATION

In the opinion of Thorsteinssons, special tax counsel for the Company, the following, as of this date, is a fair and adequate summary of the principal federal income tax consequences arising under the *Income Tax Act* (Canada) (the "**Act**") to a holder of Rights or a holder of shares of the Company which are acquired upon the exercise of the Rights. This summary is restricted in application to shareholders of the Company who are residents of Canada for purposes of the Act, who hold the Rights and any shares of the Company as capital property and who deal at arm's length with the Company.

This summary is based upon the current provisions of the Act, the Regulations thereunder and any proposals for amendments to Act and the Regulations which have been publicly announced by the Minister of Finance prior to the date hereof. It also takes into account counsel"s understanding of the current administrative and assessing policies of Canada Customs and Revenue Agency. This summary does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder of Rights or shares. Each shareholder of the Company and any prospective shareholders should therefore consult with their own tax advisors with respect to the income tax consequences associated with their participation in this Offering.

Issue, Disposition and Expiry of Rights

A shareholder of the Company to whom Rights are issued will not be required to include any amount in respect of such Rights when computing his income for the purposes of the Act.

Rights issued to a shareholder of the Company will have an adjusted cost base of nil.

If Rights issued to a shareholder of the Company are sold or otherwise disposed of by, or on behalf of, that shareholder rather than being exercised, the net proceeds realized will be a capital gain to such shareholder. In these circumstances, a taxable capital gain equal to one-half of the amount of the capital gain realized must be included by the shareholder when computing his income under the Act for the year in which the disposition occurred.
Where Rights that are issued to a shareholder are allowed to expire, no tax consequences arise.

Exercise of Rights

No gain or loss will be realized by a holder of a Right upon the exercise thereof. The cost of the Unit, consisting of two and one-half Common Shares and one Warrant, acquired on the exercise of a Right will be equal to the Subscription Price of the Unit.

Allocation of Purchase Price

The Company and the purchasers of Units will be required to allocate the purchase price of a Unit between the two and one-half Common Shares and the Warrant in order to determine their respective costs for the purposes of the Act. This allocation must be made on a reasonable basis and it is the administrative policy of Revenue Canada, Taxation that the allocation made by the Company and the purchaser must be the same. The Company will allocate $0.199 to each Common Share in a Unit and $0.001 to each Warrant and this allocation is considered by the Company to be reasonable. Such allocation will, however, not be binding on Canada Customs and Revenue Agency.

Disposition or Expiry of Warrant

A Warrantholder who disposes of a Warrant will generally realize a capital gain (capital loss) upon disposition to the extent that the proceeds of disposition of the Warrant exceed (are less than) the aggregate of the adjusted cost base of such Warrant and any costs of disposition. Upon the expiry of an unexercised Warrant, the Warrantholder will generally realize a capital loss equal to the adjusted cost base of such Warrant. One-half of the amount of any capital gain (capital los) realized upon the disposition or expiry of a Warrant must be included by the Warrantholder when computing his income for the purposes of the Act for the year in which the disposition or expiry occurs.

Exercise of Warrants

No gain or loss will be realized by a Warrantholder upon the exercise of a Warrant. When a Warrant is exercised, the Warrantholder's cost of the Common Share acquired thereby will be the aggregate of the adjusted cost base of the Warrant and the exercise price paid for the Common Share.

Adjusted Cost Base of Shares

The adjusted cost base of each Common Share held by a shareholder of the Company at any particular time including Common Shares issued to him as a result of the exercise of Rights or Warrants, will be the average adjusted cost base to him of all Common Shares of the Company owned by him at that time.

Disposition of Shares

The disposition or deemed disposition of Common Shares of the Company will give rise to a capital gain or capital loss, as the case may be, in the amount by which the proceeds of disposition of such Common Shares exceed or are exceeded by the adjusted cost base of such Common Shares and the reasonable costs associated with such disposition. One-half of the amount of any capital gain (capital loss) realized must be included by the shareholder when computing his income for the year of disposition.

Deductibility of Interest

Generally, interest expense incurred by a person on funds borrowed to subscribe for Common Shares on the exercise of Rights or Warrants will be deductible in computing the income or loss for tax purposes of that person for the taxation year when such interest expenses incurred provided that the person continues to own the Common Shares or is otherwise using the borrowed funds to earn income from a business or property.

Non-Residents of Canada

The following summary applies to holders who, for purposes of the Act, are not, have not been and will not be or be deemed to be resident in Canada at any time while they held or hold Rights, Warrants or Shares acquired on the exercise of the Rights or Warrants, hold such Rights, Warrants or Shares as capital property and do not use or hold and will not use or hold their Rights, Warrants or Shares acquired on the exercise of the Rights or Warrants in carrying on business in Canada ("**Non-Resident Shareholders**").

Non-Resident Shareholders will not be subject to any Canadian federal income tax in respect of the value of the Rights issued to them pursuant to this Offering.

Non-Resident Shareholders will generally not be subject to tax under the Act in respect of any capital gain realized on the disposition of a Right, Warrant or Share, as the case may be, (including a disposition by the Subscription Agent on behalf of a Non-Resident Shareholder) unless such Right, Warrant or Share is "taxable Canadian property" for purposes of the Act and the Non-Resident Shareholder is not entitled to relief under an applicable international tax treaty between Canada and the Non-Resident Shareholder's country of residence. A Right, Warrant or Share, as the case may be, will be "taxable Canadian property" of a Non-Resident Shareholder if, at any time during the 60-month period ending at the time of the disposition of the Right, Warrant or Share, as the case may be, not less than 25% of the issued shares of any class or series of the Company (including interests in such shares) were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or a combination of the Non-Resident Shareholder and such persons. For purposes of this calculation, a Non-Resident Shareholder or any person not dealing at arm's length with a Non-Resident Shareholder will be considered to own all of the shares that the Non-Resident Shareholder or person has the right to acquire under all Rights and other rights to acquire shares in the capital stock of the Corporation held by such Non-Resident Shareholder or person.

Dividends on Shares received by a Non-Resident Shareholder will be subject to Canadian withholding tax. The withholding tax rate under the Act is 25% of the amount paid or credited to a Non-Resident Shareholder, subject to the provisions of an applicable tax treaty or other agreement between Canada and the country of residence of the relevant Non-Resident Shareholder.

If withholding tax is payable, the Company is required to deduct the withholding tax from dividends paid to the Non-Resident Shareholders and to remit the amount deducted to the Canadian tax authorities.

RISK FACTORS

The Company's business is subject to risks normally encountered in mineral resource exploration and development. The profitability of the Company's business and the market value of the Company's securities will be related to the success the Company experiences in the development of and the placing into production of the Somboon and Udon Projects in the Udon Thani Potash Concession in Thailand. Mineral exploration and development involve significant risk and while the rewards if an ore body is discovered may be substantial, few properties which are explored are ultimately developed into producing mines. Substantial expenditures will be required to place these properties into commercial production. [The cost of the mine and processing facilities are estimated at U.S.$449,000,000. Mine sustaining capital has been estimated at U.S.$140,000,000.] There can be no assurance that the Company or its subsidiary can finalize a joint venture with industry partners and raise its proportionate share of these costs or that these costs will not increase as a result of factors beyond the control of the Company.

The Company currently does not have sufficient working capital to retire the Convertible Debentures which mature February 28, 2002 if the Debenture holders do not elect to convert the Convertible Debentures into common shares of the Company.

The marketability of potash will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, competitive reactions, the proximity and capacity of markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of potash and environmental protection. The exact effect of these factors cannot be accurately predicted. Even if production is achieved, a combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

The current or future operations require permits, licenses or leases from various governmental authorities, and such operations are and will be governed by laws and regulations governing development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities may experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on the Somboon and Udon Projects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production or require abandonment or delays in the development of either or both of the Somboon and Udon Projects.

There are a number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company with which the Company will have to compete.

Foreign Investment

As with all types of international business operations, currency fluctuations, exchange controls, restriction on foreign investment, changes to tax regimes or political action could impair the value of the Company's investment, and may adversely affect the Company's financial position and the results of its operations. Thailand is a politically stable, democratic country, although Thailand has a strong military presence. The Company has an excellent relationship with those branches of the Thai Government responsible for mining, exploration and development.

Environmental Regulations

All mining operations in Thailand are required to submit an environmental plan to the government agencies, detailing a company's plans and commitment to the environmental regulations.

Foreign Exchange

The Company is susceptible to future fluctuations in foreign exchange rates, with regard to its potash project in Thailand. The Company may use derivative instruments in order to reduce its exposure to exchange risk. Its operations are predicated on U.S. dollars, however, some capital and operating costs will be incurred in local currency.

Dilution

Shareholders will experience dilution upon the Debenture Conversion by the Debentureholders. If a shareholder does not exercise Rights, the value of the Common Shares already held by such Shareholder will be further diluted as a result of the exercise of Rights by other shareholders.

LEGAL PROCEEDINGS

There are no actual or pending legal proceedings to which the Company is or is likely to be a party, or of which any of its assets are likely to be the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider, director or officer or shareholder (who beneficially owns or exercises control or direction over Shares carrying more than 10% of the votes attached thereto), and no associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants, P.O. Box 49279, Four Bentall Centre, #2100 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4. Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, acts as the registrar and transfer agent for the Common Shares.

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Company within the two years preceding the date hereof are:

(a) Trust Indenture dated July 24, 1998 between Asia Pacific Resources Ltd. and Pacific Corporate Trust Company, First Supplemental Indenture dated August 6, 1998, Second Supplemental Indenture dated May 14, 1999, Third Supplemental Indenture dated July 17, 2000 and a Fourth Supplemental Indenture dated October 8, 2001 as referred to under "Convertible Debentures".

(b) Support Agreements dated October 8, 2001 and amendments dated December 4, 2001, as referred to in "Convertible Debentures" and "Offering Commitments".

(c) Settlement Agreement with Gerald Wright referred to under "Termination of Employment Changes in Responsibility and Employment Contracts".

Copies of the above agreements may be examined at #615 – 800 West Pender Street, Vancouver, British Columbia during normal business hours at any time prior to the Rights Expiry Date.

OTHER MATERIAL FACTS

There are no other material facts relating to the securities proposed to be offered and not disclosed elsewhere in this Prospectus.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. You should refer to applicable provisions of the securities legislation of your province for the particulars of these rights or consult with a legal advisor.

FINANCIAL STATEMENTS

Auditors' Report and Consolidated Financial Statements

ASIA PACIFIC RESOURCES LTD.

August 31, 2001

Auditors' Report

To the Directors of
Asia Pacific Resources Ltd.

We have audited the consolidated balance sheets of Asia Pacific Resources Ltd. (an exploration stage enterprise) as at February 28, 2001 and February 29, 2000 and the consolidated statements of loss and deficit and of cash flows for each of the years in the three year period ended February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for each of the years in the three year period ended February 28, 2001 in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

Chartered Accountants
Vancouver, British Columbia
June 29, 2001

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Consolidated Balance Sheets

August 31, 2001 (Unaudited), February 28, 2001 and February 29, 2000
(Expressed in Canadian dollars)

	August 31, 2001	February 28, 2001	February 29, 2000
ASSETS	(Unaudited)		(as restated - See Note 3)
CURRENT			
Cash	$ 1,930,005	$ 1,010,880	$ 5,835,429
Accounts receivable	521,750	570,428	619,266
Due from affiliated companies	-	291,798	270,507
Prepaid expenses	314,111	72,238	49,127
Other current assets	48,890	85,669	58,308
	2,814,756	2,031,013	6,832,637
INVESTMENT IN POTASH CONCESSION (Note 6)	84,960,458	84,322,317	82,920,570
INVESTMENT IN LAND (Note 7)	7,868,754	7,847,522	7,799,626
DEFERRED FINANCING COSTS	8,602	43,006	560,106
DEFERRED FOREIGN CURRENCY TRANSLATION LOSSES	304,104	1,303,900	-
CAPITAL ASSETS (Note 4)	180,065	204,779	601,567
	$ 96,136,739	$ 95,752,537	$ 98,714,506
LIABILITIES			
CURRENT			
Accounts payable and accrued charges	$ 1,027,241	$ 242,916	$ 340,761
Convertible debentures (Note 8)	37,580,068	37,273,734	-
Interest payable on convertible debentures (Note 8 (b))	23,610,736	19,103,097	8,063,571
Current portion of future income tax liability	58,290	198,184	-
	62,276,335	56,817,931	8,404,332
CONVERTIBLE DEBENTURES (Note 8)	-	-	33,492,781
DEFERRED FOREIGN CURRENCY TRANSLATION GAINS	-	-	728,382
FUTURE INCOME TAX LIABILITY	16,348,459	16,348,459	17,070,411
	78,624,794	73,166,390	59,695,906
SHAREHOLDERS' EQUITY			
Share capital (Note 9)	75,236,994	72,179,535	72,179,535
Equity component of convertible debentures (Note 8)	4,985,439	4,985,439	4,985,439
Deficit	(62,710,488)	(54,578,827)	(38,146,374)
	17,511,945	22,586,147	39,018,600
	$ 96,136,739	$ 95,752,537	$ 98,714,506

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE BOARD

(Signed) Robert G. Connochie

Robert G. Connochie, Director

(Signed) Peter D. Barnes

Peter D. Barnes, Director

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Consolidated Statements of Loss and Deficit

Six months ended August 31, 2001 and 2000 (Unaudited) and years ended February 28, 2001, February 29, 2000 and February 28, 1999

(Expressed in Canadian dollars)

	Six months ended August 31,		Year ended		
	2001	2000	February 28, 2001	February 29, 2000	February 28, 1999
	(Unaudited)	(Unaudited)		(as restated - Note 3)	(as restated - Note 3)
INTEREST AND OTHER INCOME	**$ 28,210**	$ 100,819	$ 172,825	$ 197,465	$ 522,263
EXPENSES					
Accounting and legal	**74,062**	136,493	267,824	152,527	265,796
Amortization of capital assets	**37,541**	56,096	110,785	115,918	116,604
Amortization of deferred financing costs	**34,404**	482,696	517,100	1,222,052	661,947
Consulting	**322,257**	144,603	327,031	311,866	687,685
Interest and bank charges	**4,702,557**	4,364,474	12,068,490	9,353,226	4,913,569
Office and miscellaneous	**192,047**	215,486	428,658	400,067	529,856
Promotion and travel	**216,884**	500,531	912,160	839,339	1,214,278
Rent	**79,018**	79,289	157,245	188,580	198,309
Salaries	**1,438,560**	717,625	1,352,615	1,552,914	1,647,388
Transfer fees and filing costs	**37,481**	54,084	71,703	36,102	68,454
	7,134,811	6,751,377	16,213,611	14,172,591	10,303,886
LOSS BEFORE THE UNDERNOTED ITEMS	**(7,106,601)**	(6,650,558)	(16,040,786)	(13,975,126)	(9,781,623)
FOREIGN EXCHANGE (LOSS) GAIN	**(1,164,954)**	111,470	(889,631)	956,032	(713,559)
LOSS BEFORE INCOME TAXES	**(8,271,555)**	(6,539,088)	(16,930,417)	(13,019,094)	(10,495,182)
CURRENT TAX RECOVERY	**139,894**	236,080	497,964	1,269,672	501,830
NET LOSS FOR THE PERIOD	**(8,131,661)**	(6,303,008)	(16,432,453)	(11,749,422)	(9,993,352)
DEFICIT, BEGINNING OF PERIOD	**(54,578,827)**	(38,146,374)	(38,146,374)	(26,396,952)	(16,403,600)
DEFICIT, END OF PERIOD	**$ (62,710,488)**	$ (44,449,382)	$ (54,578,827)	$ (38,146,374)	$ (26,396,952)
LOSS PER SHARE	**$ (0.14)**	$ (0.12)	$ (0.30)	$ (0.22)	$ (0.20)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**56,852,485**	54,467,705	54,467,705	52,794,264	50,279,495

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Consolidated Statements of Cash Flows

Six months ended August 31, 2001 and 2000 (Unaudited) and years ended February 28, 2001, February 29, 2000 and February 28, 1999
(expressed in Canadian dollars)

	Six months ended August 31, 2001 (Unaudited)	Six months ended August 31, 2000 (Unaudited)	Year ended February 28, 2001	Year ended February 29, 2000	Year ended February 28, 1999
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss for the period	$ **(8,131,661)**	$ (6,303,008)	$ (16,432,453)	$ (11,749,422)	$ (9,993,352)
Items not involving cash					
Accretion of liability component of convertible debentures	**76,388**	1,071,723	1,671,879	3,951,102	1,985,557
Interest payable on convertible debentures	**4,619,049**	3,073,894	10,395,176	4,971,924	2,838,148
Amortization of capital assets	**37,541**	56,096	110,785	115,918	116,604
Amortization of deferred financing costs	**34,404**	482,696	517,100	1,222,052	661,947
Amortization of deferred foreign currency translation losses (gains)	**1,089,848**	(62,353)	76,792	(860,491)	(17,305)
Loss on sale of investments	-	-	23,084	-	-
Foreign exchange loss	**28,484**	112,626	644,350	214,945	38,554
Future income tax recovery	**(139,894)**	(261,884)	(523,768)	(1,237,806)	(515,855)
	(2,385,841)	(1,830,210)	(3,517,055)	(3,371,778)	(4,885,702)
Change in non-cash operating working capital items (Note 11)	**919,707**	(32,042)	(120,770)	(258,063)	(658,622)
	(1,466,134)	(1,862,252)	(3,637,825)	(3,629,841)	(5,544,324)
CASH FLOWS FROM FINANCING ACTIVITIES					
Issue of share capital	**3,057,459**	-	-	6,023,203	11,448,145
Convertible debentures, issued for cash	-	-	-	-	37,064,508
Convertible debentures issue costs	-	-	-	-	(2,885,078)
	3,057,459	-	-	6,023,203	45,627,575
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of capital assets	**(12,827)**	(10,471)	(29,554)	(52,403)	(478,563)
Net proceeds on sale of assets	-	679	292,473	2,040	55,658
Investment in Metro Resources Company Ltd.; less cash acquired at acquisition	-	-	-	-	(42,521,055)
Investment in land	**(21,232)**	(49,632)	(47,896)	(891,371)	(2,833,665)
Investment in potash concession	**(638,141)**	(557,025)	(1,401,747)	(1,286,161)	(2,442,419)
	(672,200)	(616,449)	(1,186,724)	(2,227,895)	(48,220,044)
NET CASH INFLOW (OUTFLOW)	**919,125**	(2,478,701)	(4,824,549)	165,467	(8,136,793)
CASH POSITION, BEGINNING OF PERIOD	**1,010,880**	5,835,429	5,835,429	5,669,962	13,806,755
CASH POSITION, END OF PERIOD	$ **1,930,005**	$ 3,356,728	$ 1,010,880	$ 5,835,429	$ 5,669,962

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY

During the year ended February 28, 1999, the Company issued 615,428 common shares in exchange for 1,398,700 common shares of Metro Resources Company Ltd. at a value of $1,957,061.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2001	2000	February 28, 2001	February 29, 2000	February 28, 1999
Cash payments for interest	$ -	$ -	$ -	$ 6,706	$ 415
Cash receipts for interest	$ **28,210**	$ 100,819	$ 169,916	$ 569,246	$ 718,590
Cash payments for taxes	$ -	$ -	$ 25,804	$ 14,025	$ 109,371

(Expressed in Canadian dollars)

1. CONTINUING OPERATIONS

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. During the six months ended August 31, 2001, the Company incurred a net loss of $8,131,661 (six months ended August 31, 2000 - $6,303,008; year ended February 28, 2001 - $16,432,453). In addition, the convertible debenture and related interest in the amount of Cdn$56.1 million were due on October 13, 2001. Subsequent to August 31, 2001, the Company and the holders of the convertible debentures signed an agreement to extend the maturity date of the debentures to February 28, 2002, at which time the principal amount plus accrued interest and premium will be converted into common shares of the Company at a conversion price of $0.20 per common share, subject to certain conditions (see Note 17). In addition, the Company has agreed to undertake a rights issue to raise up to $30 million. Olympus Capital Holdings Asia ("Olympus Capital") will provide a standby facility of $5 million and Crew Development Corporation will exercise its rights ($4 million) and provide a standby facility of $1 million. The standby facilities will be drawn, up to these agreed maximums, in the event the rights issue is not fully subscribed for by other shareholders. This arrangement will ensure that the Company will raise a minimum of $10 million of additional cash. The Company's continuing ability to meet its obligations as they come due and complete development of the potash concession is dependent upon the successful conclusion of the rights issue, the conversion of the convertible debentures and its ability to raise additional funds as required. There is no assurance that these financing agreements will be concluded successfully.

These interim consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation

The financial statements include the accounts of the Company's wholly owned subsidiary, Metro Resources Company Ltd. ("Metro") which was acquired during the year ended February 28, 1999. Metro was the former 27.5% partner in the Company's investment in Asia Pacific Potash Corporation ("APPC"). Prior to the Company's acquisition of a controlling interest in Metro (Note 5), the Company's investment in Metro was carried at cost and the Company accounted for its 62.5% investment in APPC using the proportionate consolidation method on the basis that it exercised joint control over the affairs of APPC with Metro. Under this method the Company's pro rata share of each of the assets, liabilities, revenues and expenses of APPC were combined on a line-by-line basis with similar items in the Company's financial statements. During the year ended February 28, 1999, the Company acquired control of APPC as a result of the acquisition of Metro with the effect that, as at February 28, 1999 and from the date of acquisition, it has been consolidated with the accounts of the Company. Intercompany transactions and balances have been eliminated.

(b) Capital assets

Premises and equipment are stated at cost, net of accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method, based on the estimated useful lives of the assets as follows:

Building	20 years
Furniture, fixtures and computer equipment	5 years
Exploration equipment	5 years
Vehicles	5 years

(c) Deferred financing costs

Deferred financing costs consist of financing expenditures related to the convertible debentures (Note 8). These costs have been deferred and are being amortized over the term of the debentures.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Foreign currency translation

Foreign currency monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses are included in earnings except for unrealized foreign gains and losses on convertible debentures, which are deferred and amortized to earnings over the term of the debentures.

(e) Potash concession

The Company is capitalizing all direct exploration and development expenditures until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations. Provision will be made, where considered necessary, for permanent declines in the value of the property.

(f) Stock options

The Company provides options to directors, officers, employees and others to buy shares of the Company, thereby allowing them the opportunity to participate in the progress of the Company. No compensation expense is recognized when the stock options are granted or exercised. Any consideration received by the Company on the exercise of stock options is credited to share capital. If the stock options are repurchased by the Company, the consideration paid would be charged to the deficit.

(g) Loss per share

Loss per share is computed on the basis of the weighted average number of shares outstanding during the period.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Future income taxes

During the year ended February 28, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to income taxes. Under this new method, the future income tax asset and liability method of accounting for income taxes is used, and future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized. These new standards also require that the future income tax assets and liabilities be measured using enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be either settled or realized.

(i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Interim reporting

The interim consolidated financial statements of the Company have been prepared for management in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting principles and method of computation as the consolidated financial statements for the year ended February 28, 2001. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended February 28, 2001.

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICY

During the year ended February 28, 2001, the Company adopted the new accounting recommendations for recording future income taxes as described in Note 2 (h). This change has been applied retroactively with the effect that the balance of the investment in potash concession and future income tax liability at February 29, 2000 have been increased by $16,348,459 and $17,070,411, respectively. Interest and bank charges and the future income tax recovery were increased by $523,768, $1,237,806 and $515,855 in the years ended February 28, 2001, February 29, 2000 and February 28, 1999, respectively. Convertible debentures were also decreased by $721,952 at February 29, 2000. This change did not affect reported net loss, cash flows or deficit in any prior period.

4. CAPITAL ASSETS

	August 31, 2001 (Unaudited)			February 28, 2001	February 29, 2000
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value	Net Book Value
Furniture and fixtures	$ 325,903	$ 262,407	$ 63,496	$ 74,704	$ 109,562
Exploration equipment	11,649	10,334	1,315	2,000	3,456
Vehicles	64,026	56,509	7,517	10,419	15,936
Condominium	-	-	-	-	331,851
Leasehold improvements	122,460	74,294	48,166	60,881	85,866
Computer equipment	182,201	122,630	59,571	56,775	54,896
	$ 706,239	$ 526,174	$ 180,065	$ 204,779	$ 601,567

5. INVESTMENT IN METRO RESOURCES COMPANY LTD.

During the year ended February 28, 1998, the Company purchased 1,265,500 common shares of Metro Resources Company Ltd. ("Metro"), for cash consideration of $1,418,575 (representing 2.5% of the issued and outstanding shares of Metro).

During the year ended February 28, 1999, the Company purchased 48,765,800 common shares of Metro for cash consideration of $49,650,561. Pursuant to a Plan of Arrangement Agreement between the Company and Metro, the Company then acquired the remaining shares of Metro held by third parties in exchange for shares of the Company. As a result, Metro is now a wholly-owned subsidiary of the Company.

(Expressed in Canadian dollars)

5. INVESTMENT IN METRO RESOURCES COMPANY LTD. (Continued)

The acquisition of Metro has been accounted for using the purchase method of accounting, and the financial positions and results of operations of Metro have been consolidated from June 15, 1998. The total consideration paid was allocated based on the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition as follows:

Current assets (including cash of $7,129,506)	$	7,225,968
Capital assets		110,049
Investment in land		1,252,354
Investment in potash concession		61,891,170
		70,479,541
Current liabilities		(1,104,885)
Future income taxes		(16,348,459)
Net assets		53,026,197
Less: Book value of prior investment in Metro		(1,418,575)
Less: Shares issued		(1,957,061)
Cash consideration	$	49,650,561

6. INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

	August 31, 2001 (Unaudited)	February 28, 2001	February 29, 2000
Balance, beginning of year	$ **84,322,317**	$ 82,920,570	$ 81,634,409
Deferred exploration and development expenditures	**638,141**	1,401,747	1,286,161
Balance, end of period	$ **84,960,458**	$ 84,322,317	$ 82,920,570

The Company holds a 90% interest in Asia Pacific Potash Corporation ("APPC"), a company which holds a potash concession situated in Udon Thani in northeast Thailand. The remaining interest in APPC is held by the Government of Thailand.

(Expressed in Canadian dollars)

6. INVESTMENT IN POTASH CONCESSION (Continued)

The Government of Thailand is to reimburse its 10% share of exploration and development expenditures out of its share of the net profits of APPC, once commercial production has commenced.

Upon receipt of mining licenses from the Government of Thailand, APPC is required to pay a fee of U.S.$5 million.

The recoverability of the carrying value of the Company's interest in the potash concession is dependent on (i) existence of economically recoverable reserves, (ii) the ability of the Company to obtain the necessary financing to fund APPC's continued exploration and development activities and construction of mine facilities, and (iii) ultimately, the ability of APPC to attain profitable operations.

On June 4, 2001, twelve special atchayabats ("SPLs") were issued by the Department of Mineral Resources ("DMR") to the Company's subsidiary, Asia Pacific Potash Corporation ("APPC"), pursuant to the Concession Agreement between APPC, the Ministry of Industry and DMR, and on the same date, June 4, 2001, APPC entered into a Mineral Prospecting Agreement under an Exclusive Prospecting License or Special Prospecting Licenses with the DMR, stating that APPC will proceed with mineral prospecting in accordance with the mineral prospecting plans and methods of the exclusive prospecting license/volumes of work and amounts of money in the SPLs.

The SPLs provide that APPC shall expend U.S.$900,000 in the first year from the date of issuance, U.S.$1,300,000 in the second year and U.S.$250,000 in the third year, being a total of U.S.$2,450,000. APPC has already expended substantially more than U.S.$2,450,000 prior to the issuance of the SPLs and APPC is of the opinion that the amount already expended by the Company prior to the issuance of the SPLs reduces or possibly eliminates the financial commitments of APPC under the SPLs. The Company is engaged in discussion with the DMR on this matter.

On October 3, 2001, the Company was notified by the DMR that it had accepted the Company's revised exploration program and expenditures under the SPLs. The program calls for expenditures of U.S.$240,000 in the first and second year respectively from the date of issuance.

On October 4, 2001, the Company filed its first quarterly report to the DMR disclosing the Company had expended U.S.$186,000.

(Expressed in Canadian dollars)

7. INVESTMENT IN LAND

The land is located in the province of Udon Thani, in northeast Thailand and above the Somboon potash resource field. It consists of approximately 2.0 square kilometres and will be used for the surface facilities for the proposed Somboon mine. Title to the land is held by private Thailand based holding companies controlled by APPC.

8. CONVERTIBLE DEBENTURES

Subsequent to August 31, 2001, the Company and the holders of the convertible debentures signed an agreement to extend the maturity date of the debentures to February 28, 2002, at which time the principal amount plus accrued interest and premium will be converted into common shares of the Company at a conversion price of $0.20 per common share, subject to certain conditions (see Note 17).

Details of the original terms of the debentures and subsequent amendments are as follows:

(a) During the year ended February 28, 1999, the Company issued 9,000,000 convertible debentures with a face value of U.S.$24,460,000 ($37,064,508) that were to mature between July 13 to August 13, 2000. The debentures were secured by a security interest in the shares of Metro Resources Company Ltd., bore interest at 10% per year compounded annually, were payable at maturity, and were convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of U.S.$2.72 ($4.00) per common share. In addition, the Company was to pay the holder a premium of U.S.$88 per U.S.$1,000 principal at maturity or a pro-rated portion of the premium if the convertible debenture was redeemed prior to maturity.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible debentures have been segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at inception, was recorded as a long-term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares, was classified in shareholders' equity as "Equity component of convertible debentures". These components have been measured at their respective fair values on the date the convertible debentures were originally issued.

(Expressed in Canadian dollars)

8. CONVERTIBLE DEBENTURES (Continued)

(a) (continued)

The components of the convertible debentures were as follows:

	August 31, 2001 (Unaudited)	February 28, 2001	February 29, 2000	Issue Date
Debt component	**$ 37,580,068**	$ 37,273,734	$ 33,492,781	$ 29,162,300
Equity component (net of financing costs of $441,156)	**4,985,439**	4,985,439	4,985,439	4,985,439

Over the term of the debt obligation, the debt component was being accreted to the face value of the instrument by the recording of additional interest expense.

(b) As of July 19, 2000, the Company and the debenture holders agreed to an extension to the maturity date of the convertible debentures. Under the new terms, the maturity date was changed to October 13, 2001. The debentures were further secured by a pledge of 242,000 APPC shares, representing 24.2% of the 27.5% held by Metro.

The interest rate remained at 10% per year, compounded annually and was payable at the maturity date. The existing premium of U.S.$88 per U.S.$1,000 principal was now payable at the new maturity date. In addition, the Company was to pay the debenture holders an additional premium of U.S.$75.74 per U.S.$1,000 principal at the new maturity date. If the convertible debenture was redeemed prior to maturity, the additional premium was to be pro-rated based on the number of days between the old and the new maturity date.

The principal amount of the debentures were now convertible into common shares of the Company at the option of the holder at any time prior to the new maturity date at a conversion price between U.S.$1.529 and U.S.$1.784 per common share with the actual conversion price calculated according to a formula based on the number of days, if any, that the conversion occurs before maturity. The Company also agreed to pay any withholding tax applicable on payments made to the debenture holders. If all the holders choose to convert just prior to the new maturity date, the Company would have to issue 16 million common shares.

(Expressed in Canadian dollars)

8. **CONVERTIBLE DEBENTURES (Continued)**

(b) (continued)

On conversion, the premium and interest were to be waived.

In addition, the following covenants were concluded between the Company and the debenture holders:

- There was a limit of U.S.$3,000,000 on the indebtedness which the Company may incur.
- The Company agreed not to sell any asset having a value in excess of U.S.$3,000,000.
- The Company agreed not to make any payments of principal, interest or premium in respect of debt ranking behind the debentures.
- The Company agreed not to issue any stock options in excess of 500,000 shares without agreement of the debenture holders.

The convertible debentures matured on October 13, 2001 and the total principal, accrued interest and premium payable in US$ upon maturity was US$36.5 million (Cdn$56.1 million). In addition, the Company was liable to pay the Government of Canada any applicable withholding taxes on the amount of interest and premium paid to the debenture holders. The amount of the withholding tax was estimated at US$3.3 million (Cdn$5.1 million). As discussed in Note 17, the terms of these debentures were renegotiated subsequent to August 31, 2001.

(Expressed in Canadian dollars)

9. SHARE CAPITAL

(a) The authorized share capital is 2,000,000,000 common shares without par value.

(b) Details of share capital are as follows:

	Number of Shares	Amount
Balance at February 28, 1998	48,286,277	$ 52,751,126
Issued for cash on exercise of stock options	103,000	272,450
Issued on private placement	3,000,000	11,175,695
Issued in exchange for Metro shares (Note 5)	615,428	1,957,061
Balance at February 28, 1999	52,004,705	66,156,332
Issued for cash on private placement	2,400,000	5,896,153
Issued for cash on exercise of stock options	63,000	127,050
Balance at February 29, 2000 and February 28, 2001	54,467,705	72,179,535
Issued for cash on private placement	5,625,636	3,057,459
Balance at August 31, 2001 (Unaudited)	60,093,341	$ 75,236,994

(Expressed in Canadian dollars)

9. SHARE CAPITAL (Continued)

(c) A summary of share option activity and information concerning currently outstanding and exercisable options is as follows:

	Options Outstanding		
	Number of Common Shares		Weighted Average Exercise Price
Balance, February 28, 1998	4,793,000	$	2.86
Granted	325,000		3.80
Conversion from Metro Options (Note 9 (e))	2,200,000		2.98
Cancelled	(175,000)		6.51
Exercised	(103,000)		2.65
Balance, February 28, 1999	7,040,000		2.86
Granted	1,080,000		3.65
Cancelled	(680,000)		3.15
Exercised	(63,000)		2.02
Balance, February 29, 2000	7,377,000		2.95
Cancelled	(162,000)		3.60
Balance, February 28, 2001	7,215,000		2.94
Cancelled	(2,380,000)		3.18
Balance, August 31, 2001 (Unaudited)	4,835,000	$	2.95

(Expressed in Canadian dollars)

9. SHARE CAPITAL

(c) (continued)

The following table summarizes information concerning outstanding and exercisable options at August 31, 2001 (Unaudited):

Options Outstanding and Exercisable		
Number Outstanding	Weighted Average Exercise Price per Share	Expiry Date
240,000	$3.15	November 30, 2001
132,000	$2.98	November 30, 2001
100,000	$2.35	November 30, 2001
930,000	$3.15	February 26, 2002
1,260,000	$2.35	November 28, 2002
1,353,000	$2.98	June 22, 2003
115,000	$4.00	September 3, 2003
270,000	$4.00	May 7, 2004
330,000	$3.35	May 7, 2004
105,000	$3.15	October 27, 2005
4,835,000	$2.95	

During the six months ended August 31, 2001, the Company completed a private placement consisting 5,625,636 units at $0.55 per unit for net proceeds of $3,057,459. Each unit was comprised of one common share and one full warrant. Each warrant enables the holder to purchase one additional common share from the Company for $1.00 until May 31, 2002.

During the six months ended August 31, 2001, stock options to purchase 2,380,000 common shares of the Company at prices ranging from $2.35 to $4.00 per common share were cancelled.

During the year ended February 28, 2001, the Company extended the maturity date of certain share purchase options to October 27, 2005.

(Expressed in Canadian dollars)

9. SHARE CAPITAL (Continued)

(d) During the year ended February 29, 2000, the Company issued 2,400,000 units at $2.60 per unit for proceeds of $5,896,153 (net of issue costs of $343,847). Each unit consisted of one common share and one-half non-transferable share purchase warrant of the Company. Each whole share purchase warrant entitles the holder to purchase one additional common share at $3.10 per common share during the first year and $3.60 per common share during the second year. As at February 28, 2001, 1,200,000 share purchase warrants remain unexercised.

(e) During the year ended February 28, 1999, pursuant to a Plan of Arrangement Agreement between the Company and Metro, the Company acquired 100% of the outstanding shares of Metro. Each holder of options to purchase common shares of Metro ("Metro Options") received for their Metro Options, options to purchase 0.44 of the Company shares and the issued Metro Options were cancelled without any repayment of capital. As a result, 5,000,000 Metro Options were cancelled and 2,200,000 options of the Company were granted.

(f) On July 17, 1996, the Company adopted a shareholder rights plan (the "Plan"). Generally, if any person or group makes a take-over bid other than a bid permitted under the Plan (a "Permitted Bid") or acquires 20% or more of the Company's outstanding common shares without complying with the Plan, the Plan will entitle the holders of share purchase rights to purchase common shares of the Company at 50% of the prevailing market price. A take-over bid for the Company can avoid the dilutive effects of the share purchase rights and therefore become a Permitted Bid if it complies with certain specified provisions in the Plan. The Plan is required to be reconfirmed every three years. The plan was re-approved at the Annual General Meeting of the Company held on August 27, 1999.

10. INCOME TAXES

The Company's actual income tax (expense) recovery differs from the income tax (expense) recovery which would result from applying the statutory tax rate to loss before income taxes primarily as a result of not recording the potential tax recovery of operating losses and other non-taxable items and the statutory rate differences between Canada and foreign jurisdictions. The future income tax recovery arises as a result of the tax recovery relating to the accretion of the liability component of the convertible debentures.

(Expressed in Canadian dollars)

10. INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference at February 28, 2001 that gives rise to the Company' s future income tax assets are as follows:

	August 31, 2001	February 28, 2001	February 29, 2000
	(Unaudited)		
Future tax assets			
Non-capital loss carryforwards	**$ 15,335,082**	$ 15,335,082	$ 9,021,638
Deferred financing costs	**734,786**	734,786	865,002
Other	**452,481**	452,481	383,220
	16,522,349	16,522,349	10,269,860
Less valuation allowance	**(16,522,349)**	(16,522,349)	(10,269,860)
Net future tax assets	**$ -**	$ -	$ -
Future tax liabilities			
Potash concession	**$ 16,348,459**	$ 16,348,459	$ 16,348,459
Convertible debenture	**198,184**	198,184	721,952
	$ 16,546,643	$ 16,546,643	$ 17,070,411

The net future tax liabilities are presented on the balance sheet as follows:

Current future income tax liability	**$ 198,184**	$ 198,184	$ -
Non-current future income tax liability	**16,348,459**	16,348,459	17,070,411
	$ 16,546,643	$ 16,546,643	$ 17,070,411

(Expressed in Canadian dollars)

11. CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	August 31, 2001 (Unaudited)	February 28, 2001	February 29, 2000	February 28, 1999
(Increase) decrease in:				
Accounts receivable	$ 48,678	$ 48,837	$ (50,623)	$ 112,333
Prepaid expenses	(241,873)	(23,112)	23,595	39,206
Income taxes receivable	-	(11,152)	36,469	(51,126)
Due from affiliated companies	291,798	(21,291)	(27,620)	380,374
Other current assets	36,779	(16,211)	(20,751)	5,984
(Decrease) increase in:				
Accounts payable and accrued charges	784,325	(97,841)	(219,133)	(1,145,393)
	$ 919,707	$ (120,770)	$ (258,063)	$ (658,622)

12. RELATED PARTY TRANSACTIONS

In September 2001, the Company agreed to retroactively pay a non-executive director of the Company a monthly fee of 300,000 Baht ($10,500) retroactive from February 1, 2001 to September 30, 2001. The Company also entered into a contract with the same non-executive director to provide consulting services to the Company at a rate of 300,000 Baht (approx. $10,500) per month effective October 1, 2001. The contract is cancellable by either party with a one-month notice. The entire retroactive payment to August 31, 2001 of $71,800 was recorded during the three months ended August 31, 2001.

On March 23, 2001, the President and Chief Executive Officer resigned from the Company and agreed to a termination settlement which will result in total severance payments of approximately $900,000. During the six months ended August 31, 2001, the Company paid $110,000 related to this severance liability. The remaining balance of $790,000 was included in accounts payable and accrued charges at August 31, 2001.

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $958,312 (2000 - $1,018,244; 1999 - $1,017,132) paid to companies controlled by or affiliated to directors.

(Expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS (Continued)

During the year ended February 28, 1999, the Company acquired a condominium in Thailand from two directors of the Company. During the year ended February 28, 2001, the Company determined that the original developer had not properly registered the condominium's title and as a result the Company's purchase was rescinded. The Company has reversed the transaction and recorded a receivable in the amount of $291,798, being the original purchase cost of the condominium in the amount of 8,600,000 Baht, from the related parties. During the six months ended August 31, 2001, this amount was been received by the Company.

13. COMMITMENTS

The Company has the following future minimum payments in respect of lease commitments for office space:

2002	$ 214,858
2003	29,687

14. CONTINGENCY

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to date, and a royalty of 1.5% on the Company's initial share (75%) of potash sales once commercial production has begun. Effective December 1, 1994, the Company acquired control of APPC as it incurred expenditures in satisfaction of the requirements for earning the 75% interest. Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

August 31, 2001, February 28, 2001 and February 29, 2000 (Information as at and for the six month period ended August 31, 2001 is unaudited)
(Expressed in Canadian dollars)

15. SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment. Details of revenues and capital assets by geographic segment are as follows:

	Six months ended		Six months ended		Years ended					
	August 31, 2001 (Unaudited)		August 31, 2000 (Unaudited)		February 28, 2001		February 29, 2000		February 28, 1999	
	Revenue	Capital Assets	Revenue	Capital Assets	Revenue	Capital Assets	Revenue	Capital Assets	Revenue	Capital Assets
Canada	$ 27,984	$ 80,029	$ 100,819	$ 86,256	$ 169,180	$ 80,043	$ 168,805	$ 93,233	$ 522,155	$ 80,019
Thailand	226	92,929,248	-	92,288,362	3,645	92,294,575	28,660	91,228,530	108	89,129,767
	$ 28,210	$ 93,009,277	$ 100,819	$ 92,374,618	$ 172,825	$ 92,374,618	$ 197,465	$ 91,321,763	$ 522,263	$ 89,209,786

Capital assets consist of investment in potash concession, investment in land and capital assets.

16. FINANCIAL INSTRUMENTS

(a) *Fair value*

The carrying values of the Company's financial instruments, which include cash, accounts receivable, due from affiliated companies, other current assets, accounts payable and accrued charges, interest payable on debentures, and convertible debentures approximate their respective fair values.

(b) *Financial risk*

Financial risk is the risk arising from fluctuations in interest rates and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

17. SUBSEQUENT EVENT

Pursuant to a support agreement signed October 8, 2001 and amended on December 4, 2001, Olympus Capital Holdings Asia ("Olympus Capital"), the holder of approximately 72% of the Convertible Debentures, agreed to convert all the outstanding Debentures into equity units of the Company at a new conversion price and subject to certain conditions. The Convertible Debentures were to mature on October 13, 2001.

(Expressed in Canadian dollars)

17. SUBSEQUENT EVENT (Continued)

Under this agreement, the principal amount of the Convertible Debentures plus accrued interest and premium will be converted into common shares of the Company on February 28, 2002 at a conversion price of $0.20 per share. From October 13, 2001, the Convertible Debentures and accrued interest, but not the premium, will continue to accrue interest at a rate of 14% per annum. This agreement is binding on all Debenture Holders.

The conversion of the Convertible Debentures' is subject to shareholder and regulatory approvals and other conditions including shareholder approval to continue the Company into New Brunswick or other such jurisdiction as Olympus Capital may reasonably approve after conversion of the Debentures.

In addition, the Company has agreed to undertake a rights issue to raise up to $30 million. Olympus Capital will provide a standby facility of $5 million and Crew Development Corporation will exercise its rights ($4 million) and provide a standby facility of $1 million. The standby facilities will be drawn, up to these agreed maximums, in the event the rights issue is not fully subscribed for by other shareholders. This arrangement will ensure that the Company will raise a minimum of $10 million of additional cash.

Olympus Capital and Crew are to provide up to $800,000 and $200,000 in interim financing by way of a loan to allow the Company to operate and meet its short-term commitments until the closing of the Rights Offering. Amounts drawn under this interim financing will bear interest at a rate of 10% per year compounded semi-annually until repaid from the proceeds of the rights offering.

Following the completion of the conversion of the Debentures into common shares of the Company, Olympus Capital will be able to nominate the majority of the Company's directors and direct the voting of the other former Debenture Holders' common shares as long as the former Debenture Holders hold in total more than 25% of the outstanding common shares of the Company. There will also be restrictions on the sale of the Company's common shares held by all the former Debenture Holders, Crew and certain of Crew's officers for prescribed periods of time.

Immediately following conversion, the former Debenture Holders will hold approximately 60.4% of the Company's outstanding shares, assuming that the rights issue is fully subscribed, or approximately 80.2% if only the minimum of $10 million is raised.

CERTIFICATE OF THE COMPANY

DATE December 24, 2001

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the Securities Act (British Columbia), Part 8 of the Securities Act (Alberta), Part XI of The Securities Act, 1988 (Saskatchewan), Part VII of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), the Securities Act (Nova Scotia), the Securities Act (New Brunswick), the Securities Act (Prince Edward Island) and by Part XIV of the Securities Act (Newfoundland) and the respective regulations thereunder. This Prospectus, for the purposes of the Province of Quebec, does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

"Robert G. Connochie"
Robert G. Connochie
President and Chief Executive Officer

"Peter G. Wong"
Peter G. Wong
(Acting) Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"John M. Darch"
John M. Darch
Director

"Wayne Fallis"
Wayne Fallis
Director